PROSPECTUS
                               2,100,000 SHARES

                                 [ACTION LOGO]

                                 COMMON STOCK

   Of the 2,100,000 shares of Common Stock (the "Common Stock") offered hereby, 1,770,000 shares are being sold by Action Performance Companies, Inc. (the "Company") and 330,000 shares are being sold by certain of the Company's shareholders (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholders.

   The Company's Common Stock is traded on the Nasdaq National Market under the symbol "ACTN." On June 18, 1997, the last reported sale price for the Common Stock was $26.00 per share. See "Price Range of Common Stock."

   SEE "RISK FACTORS," COMMENCING ON PAGE 6, FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF COMMON STOCK OFFERED HEREBY.

                              -------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                              CRIMINAL OFFENSE.
================================================================================
                     PRICE TO   UNDERWRITING   PROCEEDS TO      PROCEEDS TO
                      PUBLIC    DISCOUNT (1)   COMPANY (2)  SELLING SHAREHOLDERS
--------------------------------------------------------------------------------
Per Share .......    $25.625      $1.47          $24.155          $24.155
Total (3) ....... $53,812,500   $3,087,000    $42,754,350       $7,971,150

================================================================================
(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(2) Before deducting expenses payable by the Company, estimated to be $420,000.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 315,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the Price to Public will total $61,884,375, the Underwriting Discount will total $3,550,050, the Proceeds to Company will total $50,363,175, and the Proceeds to Selling Shareholders will total $7,971,150. See "Underwriting."

   The shares of Common Stock are offered by the several Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at the office of Montgomery Securities on or about June 24, 1997.

MONTGOMERY SECURITIES
                                 ADVEST, INC.
                                                         INTERSTATE/JOHNSON LANE
                                                               CORPORATION
                                  June 19, 1997

[inside front cover]

Photographs of various race car drivers and racing vehicles under license to the Company, with a photograph of a NASCAR racing event in the background.
                                                                       LOGO




   CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS OR THE IMPOSITION OF PENALTY BIDS. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

[ inside front cover fold out ]

Photographs of various die-cast scaled replica vehicles offered by the Company with descriptions of their various features.
         LOGO

                               PROSPECTUS SUMMARY

   The following summary is qualified in its entirety by reference to the detailed information and financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus. As used herein, the term "Company" refers to Action Performance Companies, Inc. and its subsidiaries and operating divisions. Unless otherwise indicated, all information in this Prospectus (i) reflects a two-for-one stock split effected as a stock dividend on May 28, 1996, (ii) reflects the exercise of options to acquire 15,600 shares of Common Stock by one of the Selling Shareholders and the sale of such shares in this offering, and (iii) assumes no exercise of any other currently outstanding or authorized options or the Underwriters' over-allotment option.

                                   THE COMPANY

   The Company is the leader in the design and sale of licensed motorsports collectible and consumer products in the United States. The Company's products include die-cast scaled replicas of motorsports vehicles, apparel (including t-shirts, hats, and jackets), and souvenirs. The Company markets its products pursuant to license arrangements with popular race car drivers (including exclusive license arrangements with seven-time Winston Cup champion Dale Earnhardt, 1995 Winston Cup champion Jeff Gordon, and six-time National Hot Rod Association ("NHRA") Funny Car champion John Force), car owners, car sponsors, automobile manufacturers, and the National Association for Stock Car Auto Racing ("NASCAR"). The Company's motorsports collectibles and consumer products are manufactured by third parties, generally utilizing the Company's designs, tools, and dies.

   The Company markets its products to approximately 5,000 specialty retailers either directly or through its wholesale distributor network; to motorsports enthusiasts directly through its Racing Collectables Club of America (the
"Collectors' Club"), which currently has approximately 90,000 members; and through mobile trackside souvenir stores, promotional programs for corporate sponsors, and fan clubs. In December 1996, the Company entered into a license agreement with Hasbro, Inc. ("Hasbro"), a multi-billion dollar toy and game manufacturer, covering the exclusive sale by Hasbro of a new line of motorsports-related products in the mass-merchandise market.

   The Company's products and other programs capitalize on the rapidly growing popularity of motorsports. USA Today reports that motorsports racing is the fastest growing spectator sport in the United States with attendance at NASCAR Winston Cup events more than doubling in the past decade from 75,643 per event in 1985 to approximately 180,000 in 1996. Approximately 5.6 million fans attended the 31 races of the Winston Cup series in 1996. USA Today also reports that TV ratings are growing even faster than attendance, with more than 100 million people tuning in to NASCAR's televised events each year. According to NASCAR, more than 70 of the Fortune 500 companies utilize motorsports sponsorship or advertising as part of their marketing strategies.

   Historically, the Company has designed and marketed die-cast collectibles featuring NASCAR drivers and vehicles. In 1995, the Company began expanding its lines of die-cast collectibles to include other types of motorsports vehicles, including NHRA drag racing, NASCAR's new "Super Truck" racing series, United States Auto Club ("USAC") racing, and "World of Outlaws" sprint car racing. The Company recently expanded its product offerings by acquiring Sports Image, Inc. ("Sports Image") in November 1996 and Motorsport Traditions Limited Partnership and Creative Marketing and Promotions, Inc. (together, "Motorsport Traditions") in January 1997. As a result of these acquisitions, the Company now markets and distributes licensed motorsports apparel and other souvenir items featuring the likeness of Dale Earnhardt, Jeff Gordon, Darrell Waltrip, Bobby Labonte, and other popular drivers. The Company also plans to expand its development of promotional programs for corporate sponsors of motorsports, which feature the Company's products and which are intended to increase the brand awareness of the products and services of the corporate sponsors. The Company also has begun to represent a number of popular race car drivers in a broad range of licensing and other revenue-producing opportunities, including product licenses, corporate sponsorships, endorsement contracts, and speaking engagements.

   The Company focuses on developing long-term relationships with the most popular drivers, car owners, car sponsors, car manufacturers, and others in the various top racing categories. The Company continually strives to strengthen its relationships with licensors and to develop opportunities to market innovative licensed collectible and consumer products that appeal to motorsports enthusiasts. The Company believes that its license agreements with popular NASCAR and other motorsports personalities and sponsors significantly enhance the collectible value and marketability of its products. The Company believes that it will be able to leverage its relationships to attract additional drivers in order to generate increased revenue for the Company as well as increased earnings for the drivers.

   The Company pursues a strategy designed to enhance its leadership position in the motorsports collectible and consumer products industry. Key aspects of this strategy include (i) continuing to enhance its existing products and introduce new products that appeal to racing enthusiasts, (ii) expanding and strengthening its licensing arrangements, (iii) pursuing strategic acquisitions and alliances,
(iv) expanding existing and identifying new distribution channels, and (v) developing promotional programs for corporate sponsors.

   The Company was incorporated in Arizona in 1992. The Company's principal executive offices are located at 2401 West First Street, Tempe, Arizona 85281, and its telephone number is (602) 894-0100.

                                  THE OFFERING

Common Stock offered by the Company ...................  1,770,000 shares
Common Stock offered by the Selling Shareholders  .....    330,000 shares
Common Stock to be outstanding after this offering  ... 15,523,835 shares(1)
Use of proceeds ....................................... To repay existing indebtedness and for general corporate purposes, including working capital
                                                        and possible acquisitions.
Risk factors .......................................... Investors should carefully consider the factors discussed under "Risk Factors."
Nasdaq National Market symbol ......................... ACTN

----------
(1) Includes 15,600 shares to be issued upon exercise of outstanding stock options and sold by one of the Selling Shareholders in this offering. See "Principal and Selling Shareholders." Excludes (i) 1,095,620 shares of Common Stock reserved for issuance upon exercise of other stock options outstanding as of June 18, 1997, and (ii) 418,617 shares reserved for issuance upon the exercise of stock options that may be granted in the future under the Company's 1993 Stock Option Plan. See "Management -- 1993 Stock Option Plan."

                       SUMMARY CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                  YEARS ENDED SEPTEMBER 30,                      SIX MONTHS ENDED MARCH 31,
                              --------------------------------------------------------------- -------------------------------
                                1992       1993      1994      1995      1996        1996       1996     1997(2)     1997
                                ----       ----      ----      ----      ----        ----       ----     ----        ----
                                                                                  PRO FORMA(1)                   PRO FORMA(1)
                                                                                 ------------                    ------------
STATEMENT OF OPERATIONS DATA:
Net sales ................... $12,669   $15,108    $16,869   $26,131   $44,216   $111,627     $17,772   $43,478   $54,948
Gross profit ................   3,528     5,378      6,381    10,249    18,920     41,231       7,189    17,176    20,050
Income (loss) from
  operations ................     436    (1,174)       573     4,130     9,654     15,537       3,222     7,425     7,469
Net income (loss) ........... $   301   $(1,171)   $   633   $ 2,770   $ 5,953   $  7,431     $ 2,018   $ 4,005   $ 3,651
Net income (loss) per
 common share,
 assuming full
 dilution(3) ................ $  0.07   $(0.21)    $  0.08   $ 0.25    $ 0.46    $  0.54      $ 0.16    $ 0.29    $ 0.26
Weighted average number
 of common shares,
 assuming full dilution(3) ..   4,247     5,662      9,640    11,570    13,069     13,816      12,948    13,799    14,061

                                                                                                          MARCH 31, 1997
                                                                                                      ---------------------
                                                                                                                     AS
                                                                                                        ACTUAL    ADJUSTED(4)
                                                                                                      ---------    --------
BALANCE SHEET DATA:
Working capital ..................................................................................     $ 19,203  $ 61,576
Total assets .....................................................................................       81,519   119,392
Total debt .......................................................................................       26,805    22,305
Shareholders' equity .............................................................................       43,960    86,334

----------
(1) The pro forma statement of operations data for the year ended September 30, 1996 and for the six months ended March 31, 1997 present results for the Company as if the acquisitions of Sports Image and Motorsport Traditions had occurred as of October 1, 1995. The pro forma statement of operations data does not reflect any cost savings associated with the reduction of overhead or the elimination of duplicate functions or consolidation of facilities. See "Unaudited Pro Forma Combined Financial Information" for a discussion of pro forma statement of operations adjustments.
(2) Includes the results of operations of Sports Image beginning as of the date of acquisition on November 7, 1996 and the results of operations of Motorsport Traditions beginning as of the date of acquisition on January 8, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."
(3) Adjusted to reflect the two-for-one stock split effected as a stock dividend on May 28, 1996.
(4) As adjusted to give effect to the sale by the Company of 1,770,000 shares of Common Stock at the public offering price of $25.625 per share and the application of the net proceeds therefrom. Includes $39,000 to be received by the Company upon exercise of 15,600 stock options by one of the Selling Shareholders. See "Principal and Selling Shareholders."

   The Company recently agreed to settle a lawsuit for $4.9 million, which will be taken as a charge to earnings in the quarter ending June 30, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                  RISK FACTORS

   The following factors, in addition to those discussed elsewhere in this Prospectus, should be carefully considered in evaluating the Company and its business before purchasing shares of Common Stock offered hereby.

CERTAIN FACTORS THAT COULD ADVERSELY AFFECT OPERATING RESULTS

   The Company's operating results are affected by a wide variety of factors that could adversely impact its net sales and operating results. These factors, many of which are beyond the control of the Company, include the Company's ability to identify trends in the motorsports collectibles and consumer markets and to create and introduce products on a timely basis that take advantage of those trends and that compete effectively on the basis of price and consumer tastes and preferences; its ability to identify popular motorsports personalities and to enter into and maintain mutually satisfactory licensing arrangements with them; the racing success of the key motorsports personalities with whom the Company has license arrangements; the Company's ability to design and arrange for the timely production and delivery of its products; the market acceptance of the Company's products; the level and timing of orders placed by customers; seasonality; the popularity and life cycles of and customer satisfaction with products designed and marketed by the Company; and competition and competitive pressures on prices.

   New motorsports collectible and consumer products frequently can be successfully marketed for only a limited time. The Company's ability to increase its sales and marketing efforts to stimulate customer demand and its ability to monitor third-party manufacturing arrangements in order to maintain satisfactory delivery schedules and product quality are important factors in its long-term prospects. A slowdown in demand for the Company's products as a result of ineffective marketing efforts, manufacturing difficulties, changing cultural and demographic trends or consumer tastes and spending patterns, economic conditions, or other broad-based factors could adversely affect the Company's operating results.

DEPENDENCE ON LICENSE ARRANGEMENTS

   The Company markets its products pursuant to licensing arrangements with race car drivers, race car owners, race car sponsors, automobile manufacturers, and NASCAR. These licensing arrangements vary in scope and duration and generally authorize the sale of specified licensed products for short periods of time. In some cases, the license agreements provide for the payment of minimum royalties or other fixed amounts, so that the Company may have significant payment obligations with respect to a particular agreement regardless of the level of sales of products licensed under that agreement or the profitability of those sales. The success of licensing arrangements depends on many factors, including the reasonableness of license fees in relationship to revenue generated by sales of licensed products, the continued popularity of licensors, and the absence of their sickness, incapacity, or death. The termination, cancellation, or inability to renew material licensing arrangements, or the inability to develop and enter into new licensing arrangements, would have a material adverse effect on the Company. See "Business -- Licenses."

DEPENDENCE ON THIRD PARTIES FOR MANUFACTURING

   The Company depends upon third parties to manufacture its motorsports collectibles and consumer products. Although the Company owns most of the tools, dies, and molds utilized in the manufacturing processes of its collectible products and owns the tooling and dies used to manufacture certain of its consumer products, the Company has limited control over the manufacturing processes themselves. As a result, any difficulties encountered by the third-party manufacturers that result in product defects, production delays, cost overruns, or the inability to fulfill orders on a timely basis could have a material adverse effect on the Company.

   The Company does not have long-term contracts with its third-party manufacturers. Although the Company believes it would be able to secure other third-party manufacturers to produce its products as a result of its ownership of the molds and tools used in the manufacturing process, the Company's operations would be adversely affected if it lost its relationship with any of its current suppliers (including particularly its manufacturer of die-cast products, which currently utilizes one facility in the Peoples' Republic of China ("China") to produce all of the Company's die-cast products) or if its current suppliers'
operations or sea or air transportation with its China-based die-cast manufacturer were disrupted or terminated even for a relatively short period of time. The Company's tools, dies, and molds are located at the facilities of its third-party manufacturers, and, accordingly, significant damage to such facilities (particularly the facility used by its die-cast product manufacturer in China) could result in the loss of or damage to a material portion of its key tools, dies, and molds in addition to production delays while new facilities were being arranged and replacement tools, dies, and molds were being produced. The Company does not maintain an inventory of sufficient size to provide protection for any significant period against an interruption of supply, particularly if it were required to utilize alternative sources of supply.

   Although the Company does not itself purchase the raw materials used to manufacture its products, it is potentially subject to variations in the prices it pays its third-party manufacturers for products depending on what they pay for the raw materials. In this regard, the Company understands that the price of zinc, a principal raw material in its die-cast replicas, has increased substantially over the last several years, although to date these price increases have not been reflected in increases in the prices the Company pays for its die-cast replicas.

INTEGRATION OF BUSINESS OPERATIONS

   The Company has recently completed the acquisitions of Sports Image and Motorsport Traditions. Following these acquisitions, the Company has consolidated the operations of Sports Image and Motorsport Traditions, which were based in the same city and marketed substantially identical types of products through substantially identical channels of distribution. There can be no assurance that the Company will be able to complete effectively the integration of the operations of Sports Image and Motorsport Traditions with the Company's operations, to manage effectively the combined operations of the acquired businesses, to achieve the Company's operating and growth strategies with respect to these businesses, to obtain increased revenue opportunities as a result of the anticipated synergies created by expanded product offerings and additional distribution channels, or to reduce the overall selling, general, and administrative expenses associated with the acquired operations. The integration of the management, operations, and facilities of Sports Image, Motorsport Traditions, and any other businesses the Company may acquire in the future could involve unforeseen difficulties, which could have a material adverse effect on the Company's business, financial condition, and operating results.

   The Company has conducted due diligence reviews of each of the acquired businesses and has received representations and warranties regarding each of the acquired businesses. There can be no assurance, however, that unforeseen liabilities will not arise in connection with the operation of the acquired businesses or future acquired businesses or that any contractual or other remedies available to the Company will be sufficient to compensate the Company in the event unforeseen liabilities arise. For example, the Company recently was named as a defendant in a lawsuit based upon actions alleged to have been taken by Sports Image, Inc. and Creative Marketing and Promotions, Inc. prior to the Company's acquisitions of those entities. The Company currently is unable to quantify the amount of liability, if any, that it may incur as a result of the lawsuit. See "Business -- Litigation and Environmental Matters."

   The Company anticipates using the opportunities created by the combination of Sports Image and Motorsport Traditions to effect what the Company believes will be substantial cost savings, including a reduction in operating expenses as a result of the elimination of duplicative sales, marketing, administrative, warehouse, and distribution facilities, functions, and personnel. Significant uncertainties, however, accompany any business combination, and there can be no assurance that the Company will be able to achieve its anticipated integration of facilities, functions, and personnel in order to achieve operating efficiencies or otherwise realize cost savings as a result of the recent acquisitions or future acquisitions. The inability to achieve the anticipated cost savings could have a material adverse effect on the Company's business, financial condition, and operating results.

MANAGEMENT OF GROWTH

   Since 1993, the Company's business operations have undergone significant changes and growth, including its emphasis on and the expansion of its collectible product lines, acquisition of its motorsports consumer products lines, and significant investments in tooling. The Company's ability to manage effectively any significant future growth, however, will require it to integrate successfully the operations of Sports Image and Motorsport Traditions with the Company's operations and to enhance further its operational, financial, and management systems; to expand its facilities and equipment; to receive products from third-party manufacturers on a timely basis; and to successfully hire, train, retain, and motivate additional employees. The failure of the Company to manage its growth on an effective basis could have a material adverse effect on the Company's business, financial condition, and operating results. The Company has entered into a lease for a new headquarters facility in Phoenix, Arizona, and anticipates that it will enter into a lease for a new facility in Charlotte, North Carolina, for its operations based in that area. The Company may be required to increase staffing and other expenses as well as make expenditures on capital equipment and manufacturing sources in order to meet the anticipated demand of its customers. Sales of the Company's collectible and consumer products are subject to changing consumer tastes, and customers for the Company's promotional items generally do not commit to firm orders for more than a short time in advance. The Company's profitability would be adversely affected if the Company increases its expenditures in anticipation of future orders that do not materialize. Certain customers also may increase orders for the Company's products on short notice, which would place an excessive short- term burden on the Company's resources.

RAPID MARKET CHANGES

   The markets for the Company's products are subject to rapidly changing customer tastes, a high level of competition, seasonality, and a constant need to create and market new products. Demand for motorsports collectible and consumer products depends upon the popularity of certain drivers and other personalities, themes, cultural and demographic trends, marketing and advertising expenditures, and general economic conditions. Because these factors can change rapidly, customer demand also can shift quickly. New motorsports collectible and consumer products frequently can be successfully marketed for only a limited time. The Company may not always be able to respond to changes in customer tastes and demands because of the amount of time and financial resources that may be required to bring new products to market. The inability to respond quickly to market changes could have a material adverse effect on the Company's business, financial condition, and operating results. See "Business -- Products and Services."

DEPENDENCE ON NEW PRODUCTS

   The Company's operating results depend to a significant extent on its ability to continue to develop and introduce new products on a timely basis that compete effectively on the basis of price and that address customer tastes, preferences, and requirements. The success of new product introductions depends on various factors, including proper new product selection, successful sales and marketing efforts, timely production and delivery of new products, and consumer acceptance of new products. There can be no assurance that any new products will receive or maintain substantial market acceptance. The failure of the Company to design, develop, and introduce popular products on a timely basis would adversely affect its future operating results. See "Business -- Products and Services."

COMPETITION

   The motorsports collectible and consumer products markets are extremely competitive. The Company competes with major domestic and international companies, some of which have greater market recognition and substantially greater financial, technical, marketing, distribution, and other resources than the Company possesses. The Company believes that Racing Champions, Inc.,
Revell-Monogram, Inc., and The ERTL Company, Inc. constitute its principal competitors in the motorsports die-cast replica industry. The Company's motorsports apparel and souvenirs compete with similar products sold or licensed by drivers, owners, sponsors, and other licensors with which the Company currently does not have licenses as well as with sports apparel licensors and manufacturers in general. Emerging companies also may increase their participation in these motorsports markets. The Company's promotional programs must compete for advertising dollars against other specialty advertising programs and media, such as television, radio, newspapers, magazines, and billboards. The Company currently competes principally on the basis of the current popularity of the race car drivers and others with whom it has licenses and its ability to obtain favorable licensing arrangements with other popular licensors; the appeal of its products; and the cost, design, and delivery schedules of its products. There can be no assurance that the Company will continue to be able to compete successfully in the future. See "Business -- Competition."

POTENTIAL REGULATION OF CORPORATE SPONSORSHIP

   Tobacco and alcohol companies provide a significant amount of advertising and promotional support of racing events, drivers, and car owners. In August 1996, the U.S. Food and Drug Administration (the "FDA") published final regulations that will substantially restrict tobacco industry sponsorship of sporting events, including motorsports, beginning in 1998. In April 1997, a federal district judge ruled that the FDA did not have the authority to regulate tobacco marketing. That ruling, if upheld on appeal, would have the effect of overturning the FDA regulations. It has been reported, however that certain major manufacturers of tobacco products currently are involved in settlement negotiations with attorneys general of a number of states that have filed lawsuits against such tobacco product manufacturers. According to public reports, those settlement negotiations involve discussions of potential voluntary restrictions on advertising by the tobacco industry as one element of a possible settlement. The FDA regulations, if ultimately approved, and any other legislation, regulations, or other initiatives, including the pending settlement negotiations, that limit or prohibit advertisements of tobacco and alcohol products at sporting events, including racing events, could ultimately affect the popularity of motorsports, which could have a material adverse effect on the Company. The Company believes, however, that other major consumer products companies would quickly replace tobacco and alcohol companies as sponsors of motorsports in the event that advertisement of those products declines.

SEASONAL FLUCTUATIONS IN SALES

   Because the auto racing season is concentrated between the months of February and November, the second and third calendar quarters of each year (the Company's third and fourth fiscal quarters) generally are characterized by higher sales of motorsports products. Seasonal fluctuations in quarterly sales may require the Company to take temporary measures, including changes in its personnel levels, borrowing amounts, and production and marketing activities, and could result in unfavorable quarterly earnings comparisons. The Company believes, however, that holiday sales of its products are increasing, which has the effect of reducing seasonal fluctuations in its sales.

INTERNATIONAL TRADE, EXCHANGE, AND FINANCING

   The Company obtains its die-cast collectibles and other replicas under a manufacturing arrangement with a third-party manufacturer in China. The Company believes that production of its die-cast products overseas enables the Company to obtain these items on a cost basis that enables the Company to market them profitably. The Company's reliance on its third-party manufacturer to provide personnel and facilities in China, and the Company's maintenance of equipment and inventories abroad, expose it to certain economic and political risks, including the business and financial condition of the third-party manufacturer, political and economic conditions abroad, and the possibility of expropriation, supply disruption, currency controls, and exchange fluctuations as well as changes in tax laws, tariffs, and freight rates. Protectionist trade legislation in either the United States or foreign countries, such as a change in the current tariff structures, export compliance laws, or other trade policies, could adversely affect the Company's ability to purchase its products from foreign suppliers or the price at which the Company can obtain those products.

   All of the Company's purchases from its foreign manufacturers are denominated in United States dollars. As a result, the foreign manufacturers bear any risks associated with exchange rate fluctuations subsequent to the date the Company places its orders with those manufacturers. Purchases of die-cast products from the China-based manufacturer of those products generally require the Company to provide an international letter of credit in an amount equal to the purchase order. Although the Company currently has in place financing arrangements in an amount that it considers adequate for anticipated purchase levels, the inability to fund any letter of credit required by a supplier would have an adverse impact on the Company's operations.

   Under the terms of its license agreement with Hasbro, Hasbro's royalty payments to the Company for sales by Hasbro in foreign countries are based on the exchange rates in effect on the last day of the calendar quarter for which such royalties are owed. As a result, the Company bears any risks that may be associated with exchange rate fluctuations between the date on which Hasbro records overseas sales of products subject to the license agreement and the last day of the calendar quarter in which the sales are made. The Company does not currently believe that royalties from overseas sales of products by Hasbro will represent a material percentage of the Company's total revenue. As a result, the Company does not currently anticipate that it will engage in hedging transactions intended to offset potential adverse consequences of exchange rate fluctuations with respect to royalty payments due from Hasbro for sales in foreign countries.

POSSIBLE NEED FOR ADDITIONAL CAPITAL TO SUPPORT GROWTH

   The Company's business operations have grown considerably in recent years as a result of an increase in the number of licensing arrangements with race car drivers, car owners, sponsors, automobile manufacturers, and others; expansion of the Company's product offerings, including additional lines of die-cast replicas that have required substantial investments in new tooling; and significant acquisitions of complementary businesses. The Company has financed this growth through cash generated by operations, by debt and equity financings, and by issuing additional shares of Common Stock for acquisitions. Continued rapid growth, whether externally through additional acquisitions or internally through new licensing arrangements or new product offerings, could require substantial additional capital in excess of funds available to the Company through its existing credit facility, cash generated by operations, and the net proceeds of this offering. The timing and amount of any such capital requirements cannot be predicted at this time. Although the Company has been able to obtain adequate financing on acceptable terms in the past, there can be no assurance that such financing will continue to be available on acceptable terms. If such financing is not available on satisfactory terms, the Company may be unable to expand its business at the rate desired and its operating results may be adversely affected. Debt financing increases expenses and must be repaid regardless of operating results. Equity financing could result in additional dilution to existing shareholders.

DEPENDENCE ON KEY PERSONNEL

   The Company's development and operations to date have been, and its proposed operations will be, substantially dependent upon the efforts and abilities of its senior management, including Fred W. Wagenhals, the Company's Chairman of the Board, President, and Chief Executive Officer. The loss of services of one or more of its key employees, particularly Mr. Wagenhals, could have a material adverse effect on the Company. The Company maintains key person insurance on the life of Mr. Wagenhals in the amount of $3.0 million. The Company does not maintain such insurance on any of its other officers. See "Management."

POSSIBLE VOLATILITY OF STOCK PRICE

   The market price of the Company's Common Stock has increased dramatically during the last three years. See "Price Range of Common Stock." The period was marked by generally rising stock prices, extremely favorable industry conditions, and substantially improved operating results by the Company. There can be no assurance that these favorable conditions will continue. The trading price of the Company's Common Stock in the future could be subject to wide fluctuations in response to quarterly variations in operating results of the Company, actual or anticipated announcements of new products by the Company or its competitors, changes in analysts' estimates of the Company's financial performance, general conditions in the markets in which the Company competes, worldwide economic and financial conditions, and other events or factors. The stock market also has experienced extreme price and volume fluctuations that have particularly affected the market prices for many rapidly expanding companies and that often have been unrelated to the operating performance of such companies. These broad market fluctuations and other factors may adversely affect the market price of the Company's Common Stock.

LITIGATION

   The Company is one of approximately 30 defendants in a lawsuit in which the state of Arizona seeks recovery of certain clean-up costs under federal and state environmental laws. The Company was recently named as a defendant in a class action lawsuit alleging that the defendants engaged in certain price fixing and other anti-competitive activities in violation of federal anti-trust laws. The Company also is a defendant in a lawsuit alleging breach of contract, fraud, trademark infringement, and other claims with respect to licenses for certain of its die-cast products. The Company is actively defending these lawsuits. In the event a decision adverse to the Company is rendered in any of these lawsuits, the resolution of such matter could have a material adverse effect on the Company's business, financial condition, and operation results. In addition, the Company recently agreed to a $4.9 million settlement in a lawsuit alleging breach of contractual duties and appropriation of certain business opportunities of a dissolved corporation and further claiming that these alleged activities were part of a fraudulent scheme.The Company's financial statements currently reflect no provision for any of these lawsuits. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Litigation and Environmental Matters."

RIGHTS TO ACQUIRE SHARES; POTENTIAL ISSUANCE OF ADDITIONAL SHARES

   As of June 18, 1997, options to acquire a total of 1,111,220 shares were outstanding under the Company's 1993 Stock Option Plan (the "1993 Plan"). During the terms of such options, the holders thereof will have the opportunity to profit from an increase in the market price of Common Stock with resulting dilution in the interests of holders of Common Stock. The existence of such stock options could adversely affect the terms on which the Company can obtain additional financing, and the holders of such options can be expected to exercise such options at a time when the Company, in all likelihood, would be able to obtain additional capital by offering shares of its Common Stock on terms more favorable to the Company than those provided by the exercise of such options.

SHARES ELIGIBLE FOR FUTURE SALE; POTENTIAL DEPRESSIVE EFFECT ON STOCK PRICE

   Sales of substantial amounts of Common Stock by shareholders of the Company following this offering, or even the potential for such sales, may have a depressive effect on the market price of the Common Stock. Of the 15,523,835 shares of Common Stock to be outstanding upon completion of this offering, approximately 12,660,000 shares will be eligible for resale in the public market without restriction or further registration unless held by an "affiliate" of the Company, as that term is defined under the Securities Act of 1933, as amended (the "Securities Act"). The approximately 2,864,000 remaining shares of Common Stock outstanding are "restricted securities," as that term is defined in Rule 144 under the Securities Act, and may be sold only in compliance with Rule 144, pursuant to registration under the Securities Act, or pursuant to an exemption therefrom. An aggregate of approximately 762,000 shares of such "restricted securities" have been registered for resale pursuant to another registration statement. Upon completion of this offering, an aggregate of approximately 2,101,000 shares held by certain officers and directors will be available for sale under Rule 144. The Company's directors and executive officers (including two of the Selling Shareholders) have entered into lock-up agreements that restrict the sale of their shares of Common Stock during the 120-day period after the date of this Prospectus without the prior written consent of Montgomery Securities. The other Selling Shareholder has entered into a lock-up agreement that restricts the sale of its remaining 450,000 shares of Common Stock during the 90-day period after the date of this Prospectus without the prior written consent of Montgomery Securities. In addition, the Company has agreed that it will not issue, offer, sell, grant options to purchase, or otherwise dispose of any equity securities or any other securities convertible into or exchangeable for shares of Common Stock, other than upon exercise of outstanding stock options, during the 120-day period after the date of this Prospectus without the prior written consent of Montgomery Securities. See "Description of Securities -- Shares Eligible for Future Sale" and "Underwriting."

LACK OF DIVIDENDS

   The Company has never paid any cash dividends on its Common Stock and does not currently anticipate that it will pay dividends in the foreseeable future. Instead, the Company intends to apply its earnings to the expansion and development of its business. See "Dividend Policy."

CHANGE IN CONTROL PROVISIONS

   The Company's Amended and Restated Articles of Incorporation (the "Restated Articles"), Amended and Restated Bylaws (the "Restated Bylaws"), and Arizona law contain provisions that may have the effect of making more difficult or delaying attempts by others to obtain control of the Company, even when those attempts may be in the best interests of shareholders. The Restated Articles also authorize the Board of Directors, without shareholder approval, to issue one or more series of Preferred Stock, which could have voting, liquidation, dividend, conversion, or other rights that adversely affect or dilute the voting power of the holders of Common Stock. See "Description of Securities."

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

   Certain statements and information contained in this Prospectus, particularly those under the headings "Business," "Risk Factors," and "Management's Discussion and Analysis of Financial Condition and Results of Operations," concerning future, proposed, and anticipated activities of the Company, certain trends with respect to the Company's revenue, operating results, capital resources, and liquidity or with respect to the markets in which the Company competes or the motorsports industry in general, and other statements contained in this Prospectus regarding matters that are not historical facts are forward-looking statements, as such term is defined in the Securities Act. Forward-looking statements, by their very nature, include risks and uncertainties, many of which are beyond the Company's control. Accordingly, actual results may differ, perhaps materially, from those expressed in or implied by such forward-looking statements. Factors that could cause actual results to differ materially include those discussed elsewhere under "Risk Factors."

                                 USE OF PROCEEDS

   The net proceeds to the Company from the sale of the 1,770,000 shares of Common Stock offered by the Company hereby will be approximately $42.3 million (approximately $49.9 million if the Underwriters' over-allotment option is exercised in full) at the public offering price of $25.625 per share and after deducting estimated underwriting discounts and offering expenses of approximately $3.0 million (approximately $3.5 million if the Underwriters' over-allotment option is exercised in full). The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholders. See "Principal and Selling Shareholders."

   The Company intends to use the net proceeds of this offering (i) to retire outstanding indebtedness under the Company's existing line of credit facility of approximately $4.5 million as of March 31, 1997 (drawn down in connection with the acquisition of Motorsport Traditions and the refinancing of indebtedness incurred in connection with the acquisition of Sports Image), which matures on March 31, 1998 and bears interest, at the Company's option, at a rate equal to either (a) the greater of (1) the bank's publicly announced prime rate or (2) a weighted average Federal Funds rate plus 0.5%, or (b) LIBOR plus 1.9% per annum; and (ii) for general corporate purposes, including possible acquisitions and for additional working capital. See "Management's Discussion and Analysis of
Financial Condition and Results of Operations -- Liquidity and Capital Resources." The amounts actually expended by the Company for general corporate purposes will vary significantly depending upon a number of factors, including future revenue growth and the amount of cash generated by the Company's operations. As a result, the Company will retain broad discretion in the allocation of a significant portion of the net proceeds from this offering. In addition, the Company may make one or more acquisitions of complementary product lines or businesses that it believes will broaden or enhance its current product offerings or increase market share. Although it currently is engaged in preliminary discussions regarding one or more potential business acquisitions, the Company has no specific oral or written plans, agreements, or commitments for any such acquisition, and there can be no assurance that the Company will be able to consummate any such acquisition in the future. Pending the uses described above, the net proceeds will be invested in interest-bearing, investment-grade securities.

   The Company recently agreed to pay $4.9 million to settle a pending lawsuit against the Company, Fred W. Wagenhals, and other parties. See "Business -- Litigation and Environmental Matters." The Company intends to pay this settlement amount out of working capital available to it on the date of payment, which will include cash generated from operations, but could include a portion of the proceeds of this offering.


                               DIVIDEND POLICY

   The Company has never paid dividends on its Common Stock and does not anticipate that it will do so in the foreseeable future. The future payment of dividends, if any, on the Common Stock is within the discretion of the Board of Directors and will depend on the Company's earnings, capital requirements, financial condition, and other relevant factors. Furthermore, the terms of the Company's current credit facility impose limitations on the ability of the Company to pay dividends without the consent of the Company's lender.

                                 CAPITALIZATION

   The following table sets forth the actual capitalization of the Company as of March 31, 1997, and as adjusted to reflect the sale of the 1,770,000 shares of Common Stock offered hereby by the Company (at the offering price of $25.625 per share) and the application of the estimated net proceeds therefrom, after deducting estimated underwriting discounts and offering expenses.

                                                                                 MARCH 31, 1997
                                                                            ----------------------
                                                                            ACTUAL(1)  AS ADJUSTED
                                                                            ---------  -----------
                                                                                (IN THOUSANDS)

Short-term debt ........................................................      $ 4,500    $    --
                                                                              =======    ========
Long-term debt .........................................................      $22,305    $ 22,305
Shareholders' equity
  Preferred stock, no par value, 5,000,000 shares authorized;
  no shares outstanding ................................................           --          --
Common Stock, $0.01 par value, 25,000,000 shares authorized;
  13,713,485 shares issued and outstanding, actual;
  15,499,085 shares issued and outstanding, as adjusted.................          137         155(2)
Additional paid-in capital .............................................       31,939      74,295(2)
Retained earnings ......................................................       11,884      11,884
                                                                              -------    --------
   Total shareholders' equity ..........................................       43,960      86,334
                                                                              -------    --------
Total capitalization ...................................................      $66,265    $108,639
                                                                              =======    ========

----------
(1) Excludes (i) 1,014,305 shares of Common Stock reserved for issuance upon exercise of stock options outstanding as of March 31, 1997, (ii) 134,000 shares reserved for issuance upon exercise of stock options granted subsequent to March 31, 1997, and (iii) 417,450 shares reserved for issuance upon the exercise of stock options that may be granted in the future under the Company's 1993 Stock Option Plan. See "Management -- 1993 Stock Option Plan."
(2) Includes $39,000 to be received by the Company upon exercise of 15,600 stock options by one of the Selling Shareholders. See "Principal and Selling Shareholders."

                           PRICE RANGE OF COMMON STOCK

   The Company's Common Stock has been quoted on the Nasdaq National Market under the symbol "ACTN" since April 27, 1993. The following table sets forth the quarterly high and low sales prices of the Company's Common Stock on the Nasdaq National Market for the calendar periods indicated, as adjusted to reflect the two-for-one stock split effected as a stock dividend on May 28, 1996:

                                                       HIGH       LOW
                                                      ------    ------

     1995:
          First Quarter .........................     $ 3.69    $ 2.38
          Second Quarter ........................       4.63      3.19
          Third Quarter .........................       9.25      4.25
          Fourth Quarter ........................       9.81      6.13

     1996:
          First Quarter .........................     $11.63    $ 6.38
          Second Quarter ........................      20.50     10.75
          Third Quarter .........................      14.75      9.75
          Fourth Quarter ........................      19.50     12.50

     1997:
          First Quarter .........................     $24.25    $16.50
          Second Quarter (through June 18, 1997)       29.00     18.00


   As of June 18, 1997, there were 168 holders of record and approximately 5,000 beneficial owners of the Company's Common Stock. On June 18, 1997, the closing sales price of the Company's Common Stock on the Nasdaq National Market was $26.00 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The selected historical financial data presented below as of and for the five years ended September 30, 1996 are derived from the Company's consolidated financial statements, which have been audited by Arthur Andersen LLP, independent public accountants. The selected historical financial data as of and for the six months ended March 31, 1996 and 1997 are derived from the Company's unaudited financial statements. In the opinion of management, the historical financial data for the six months ended March 31, 1996 and 1997 include all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation for such periods. The historical results of operations for the six months ended March 31, 1997 are not necessarily indicative of results to be expected for the year ending September 30, 1997. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.

                                                                                      SIX MONTHS ENDED
                                           FISCAL YEAR ENDED SEPTEMBER 30,                MARCH 31,
                                 -------------------------------------------------- -------------------
                                    1992       1993      1994      1995      1996      1996      1997
                                    ----       ----      ----      ----      ----      ----      ----
                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)       (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Sales:
 Collectibles(1) ............... $10,681   $11,558    $12,802   $23,443   $40,904   $17,047   $23,522
 Apparel and souvenirs(1) .....      --        --         143     1,190     1,961       725    18,334
 Promotional ...................     --        --         --        --      1,351       --      1,355
 Other(2)(3) ...................   1,988     3,550      3,924     1,498       --        --        267
                                 -------   -------    -------   -------   -------   -------   -------
  Net sales ....................  12,669    15,108     16,869    26,131    44,216    17,772    43,478
Cost of sales ..................   9,141     9,730     10,488    15,882    25,296    10,583    26,302
                                 -------   -------    -------   -------   -------   -------   -------
Gross profit ...................   3,528     5,378      6,381    10,249    18,920     7,189    17,176
Selling, general and
 administrative expenses .......   3,092     6,552      5,808     6,119     9,266     3,967     9,751
                                 -------   -------    -------   -------   -------   -------   -------
Income (loss) from operations ..     436    (1,174)       573     4,130     9,654     3,222     7,425
Interest income (expense) and
 other, net ....................     (48)      (66)      (164)       24       216       141      (750)
                                 -------   -------    -------   -------   -------   -------   -------
Income (loss) before provision
 for (benefit from) income taxes     388    (1,240)       409     4,154     9,870     3,363     6,675
Provision for (benefit from)
 income taxes ..................      87       (69)      (224)    1,384     3,917     1,345     2,670
                                 -------   -------    -------   -------   -------   -------   -------
Net income (loss) .............. $   301  ($ 1,171)   $   633   $ 2,770   $ 5,953   $ 2,018   $ 4,005
                                 =======   =======    =======   =======   =======   =======   =======
Net income (loss) per common
 share, assuming full
 dilution(4) ................... $  0.07  ($  0.21)   $  0.08   $  0.25   $  0.46   $  0.16   $  0.29
                                 =======   =======    =======   =======   =======   =======   =======
Weighted average number of
 common shares, assuming full
 dilution(4) ...................   4,247     5,662      9,640    11,570    13,069    12,948    13,799

CONSOLIDATED BALANCE SHEET DATA
 (AT END OF PERIOD):
Working capital (deficit)  ..... $  (285)  $ 3,186    $ 5,699   $11,922   $18,094   $13,179   $19,203
Total assets ...................   3,174     8,565     11,656    23,351    31,649    25,875    81,519
Total debt .....................   1,406       452        266       288       365       425    26,805
Shareholders' equity ...........     139     5,744      6,909    18,890    26,996    21,775    43,960

----------
(1) Includes the results of operations of Sports Image beginning as of the date of acquisition on November 7, 1996, and the results of operations of Motorsport Traditions beginning as of the date of acquisition on January 8, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."
(2) Includes the revenue of the Company's M-Car(TM) operations through the discontinuation of those operations in September 1994 and the revenue of the Company's mini vehicle operations through the discontinuation of those operations in March 1995.
(3)  Includes royalty and license fees beginning in fiscal 1997.
(4) Adjusted to reflect the two-for-one stock split effected as a stock dividend on May 28, 1996.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

INTRODUCTION

   The following unaudited pro forma combined statements of operations of the Company for the fiscal year ended September 30, 1996 and the six months ended March 31, 1997 give effect to the acquisitions of Sports Image and Motorsport Traditions, assuming that those acquisitions were completed on October 1, 1995. The unaudited pro forma combined statements of operations presented herein do not purport to represent what the Company's actual results of operations would have been had the acquisitions of Sports Image and Motorsport Traditions occurred on that date or to project the Company's results of operations for any future period.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1996
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                               ADJUSTED
                                                         ACQUIRED     TOTAL      PRO FORMA     PRO FORMA
                                          THE COMPANY  COMPANIES(1)  COMBINED   ADJUSTMENTS    COMBINED
                                          -----------  ------------  --------   -----------    ---------
Sales:
 Collectibles ............................  $40,904     $ 8,990      $ 49,894   $  (6,900)(2)  $ 42,994
 Apparel and souvenirs ...................    1,961      69,650        71,611      (4,329)(2)    67,282
 Promotional .............................    1,351          --         1,351          --         1,351
 Other ...................................       --          --            --          --            --
                                            -------     -------      --------   ---------      --------
  Net sales ..............................   44,216      78,640       122,856     (11,229)      111,627
Cost of sales ............................   25,296      56,329        81,625     (11,229)(2)    70,396
                                            -------     -------      --------   ---------      --------
  Gross profit ...........................   18,920      22,311        41,231          --        41,231
Selling, general, and administrative
 expenses ................................    9,266      15,082        24,348       1,346 (3)    25,694
                                            -------     -------      --------   ---------      --------
Income from operations ...................    9,654       7,229        16,883      (1,346)      15,537
Interest income (expense) and other, net        216      (1,031)         (815)     (2,311)(4)   (3,126)
                                            -------     -------      --------   ---------      --------
Income before provision for income taxes      9,870       6,198        16,068      (3,657)       12,411
Provision for income taxes ...............    3,917          --         3,917       1,063 (5)     4,980
                                            -------     -------      --------   ---------      --------
  Net income .............................  $ 5,953    $  6,198     $  12,151  $   (4,720)     $  7,431
                                            =======    ========     =========  ==========      ========
Net income per common share, assuming
 full dilution ...........................  $  0.46                                            $   0.54
                                            =======                                            ========
Weighted average number of common shares,
 assuming full dilution ..................   13,069                                              13,816 (6)

----------
(1) Reflects  the   historical   operations  of  Sports  Image  and   Motorsport
    Traditions.
(2) Reflects the elimination of intercompany sales.
(3) Reflects the amortization of goodwill associated with the acquisitions of Sports Image and Motorsport Traditions. Does not reflect any cost savings associated with the reduction of overhead or the elimination of duplicative functions or consolidation of facilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."
(4) Reflects additional interest expense associated with the financing of the acquisitions of Sports Image and Motorsport Traditions. Does not reflect the reduction of debt resulting from the use of proceeds related to this offering. See "Use of Proceeds."
(5) Reflects the income tax provision based on applying the pro forma estimated effective income tax rate of the combined companies.
(6) Reflects the issuance of 746,218 shares of Common Stock as a portion of the consideration paid to the sellers. Does not reflect the issuance of additional shares in this offering.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED MARCH 31, 1997
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                             ADJUSTED
                                                   ACQUIRED                    PRO FORMA    PRO FORMA
                                    THE COMPANY  COMPANIES(1) TOTAL COMBINED  ADJUSTMENTS    COMBINED
                                    -----------  ------------ --------------  ------------  ----------
Sales:
 Collectibles ......................  $23,522     $ 1,726        $25,248      $    --        $25,248
 Apparel and souvenirs .............   18,334      10,794         29,128       (1,050)(2)     28,078
 Promotional .......................    1,355         --           1,355           --          1,355
 Other .............................      267         --             267           --            267
                                      -------     -------        -------      -------        -------
   Net sales .......................   43,478      12,520         55,998       (1,050)        54,948
Cost of sales ......................   26,302       9,646 (3)     35,948       (1,050)(2)     34,898
                                      -------     -------        -------      -------        -------
Gross profit .......................   17,176       2,874         20,050           --         20,050
Selling, general and administrative
 expenses ..........................    9,751       2,640         12,391          190 (4)     12,581
                                      -------     -------        -------      -------        -------
Income from operations .............    7,425         234          7,659         (190)         7,469
Interest income (expense) and
 other, net ........................     (750)       (334)        (1,084)        (305)(5)     (1,389)
                                      -------     -------        -------      -------        -------
Income (loss) before provision for
 income taxes ......................    6,675        (100)         6,575         (495)         6,080
Provision for income taxes .........    2,670         --           2,670         (241)(6)      2,429
                                      -------     -------        -------      -------         ------
Net income (loss) ..................  $ 4,005     $  (100)       $ 3,905      $  (254)       $ 3,651
                                      =======     =======        =======      =======        =======
Net income per common share,
 assuming full dilution ............  $  0.29                                                $  0.26
                                      =======                                                =======
Weighted average number of
 common shares, assuming full
 dilution ..........................   13,799                                                 14,061 (7)

-----------
(1) Reflects the historical operations of Sports Image through the acquisition date of November 7, 1996 and the historical operations of Motorsport Traditions through the acquisition date of January 8, 1997.
(2) Reflects the elimination of intercompany sales.
(3) Includes a write-down of inventory immediately prior to the acquisition of Motorsport Traditions.
(4) Reflects the amortization of goodwill associated with the acquisition of Sports Image through the acquisition date of November 7, 1996 and the acquisition of Motorsport Traditions through the acquisition date of January 8, 1997. Does not reflect any cost savings associated with the reduction of overhead or the elimination of duplicative functions or consolidation of facilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."
(5) Reflects additional interest expense associated with the financing of the acquisition of Sports Image through the acquisition date of November 7, 1996 and the acquisition of Motorsport Traditions through the acquisition date of January 8, 1997. Does not reflect the reduction of debt resulting from the use of proceeds related to this offering. See "Use of Proceeds."
(6) Reflects the income tax provision based on applying the pro forma estimated effective income tax rate of the combined companies.
(7) Reflects the issuance of 746,218 shares of Common Stock as of October 1, 1995 as a portion of the consideration paid to the sellers. Does not reflect the issuance of additional shares in this offering.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

   The Company designs and markets licensed motorsports products, including die-cast scaled replicas of motorsports vehicles, apparel, and souvenirs. The Company also develops promotional programs for sponsors of motorsports that feature the Company's die-cast replicas or other products and are intended to increase brand awareness of the products or services of the corporate sponsors. In addition, the Company represents popular race car drivers in a broad range of licensing and other revenue-producing opportunities, including product licenses, corporate sponsorships, endorsement contracts, and speaking engagements. The Company's motorsports collectibles and consumer products are manufactured by third parties, generally utilizing the Company's designs, tools, and dies.

   The Company was incorporated in Arizona in May 1992 and began marketing die-cast collectibles in July 1992. In August 1994, the Company acquired certain assets and liabilities of Fan Fueler, Inc. and began marketing licensed motorsports consumer products. During fiscal 1994, the Company also conducted the business of staging M-Car(TM) Grand Prix Races for charitable and other organizations, in which participating sponsors purchased specialized gas-powered, one-third scale racing vehicles from the Company. In September 1994, the Company sold the assets and liabilities related to its M-Car(TM) operations and discontinued its M-Car(TM) Grand Prix Race operations. During fiscal 1994 and the first two quarters of fiscal 1995, the Company designed and marketed pedal, electric, and gas-powered mini vehicles, primarily as specialty promotional items. The Company sold the assets related to its mini vehicle operations in March 1995.

   In November 1996, the Company acquired Sports Image and in January 1997 the Company acquired Motorsport Traditions, both of which marketed and distributed licensed motorsports apparel, die-cast collectibles, and other souvenir items. Following these acquisitions, the Company took a number of actions intended to integrate the operations of the acquired companies with the Company's existing operations and to reduce overall selling, general, and administrative expenses associated with the acquired entities. These actions included consolidating the operations of Motorsport Traditions with Sports Image's existing operations and facility in Charlotte, North Carolina; reducing the total number of employees in Charlotte from 201 in January 1997 to 120 as of May 30, 1997; and integrating the management information systems of the acquired companies. The Company believes that these efforts will have a meaningful impact on the Company's results of operations beginning in the third quarter of fiscal 1997. These anticipated cost savings are not reflected in the pro forma financial statements set forth under "Unaudited Pro Forma Combined Financial Information."

   In addition to the anticipated cost savings described above, the Company believes that the acquisitions of Sports Image and Motorsport Traditions provide the potential for enhanced revenue opportunities as a result of the synergies created by expanded product offerings and additional distribution channels. For example, the Company intends to develop new lines of licensed motorsports apparel and souvenirs for exclusive sales through its Collectors' Club. The Company also believes that Sports Image and Motorsport Traditions will provide opportunities for additional sales growth of the Company's die-cast products through trackside sales, promotional programs, and fan clubs.

   Prior to the acquisitions of Sports Image and Motorsport Traditions, the Company's revenue consisted primarily of sales of die-cast collectibles, and the revenue of Sports Image and Motorsport Traditions consisted primarily of sales of licensed motorsports apparel and souvenirs. Promotional revenue consists of sales of products developed for corporate promotion programs. As a result of the license agreement with Hasbro, the Company's revenue will include royalty income beginning in fiscal 1997.

   The Company's cost of sales consists primarily of the cost of products procured from third-party manufacturers, royalty payments to licensors, and depreciation of tooling and dies. Significant factors affecting the Company's cost of sales as a percentage of net sales include (i) the overall percentage of net sales represented by sales of die-cast collectible products, which typically carry higher gross margins than the Company's other products, (ii) the percentage of sales of die-cast collectible products represented by sales through the Collectors' Club, which typically carry higher gross margins than sales of such products through wholesale distributors, and (iii) the effect of amortizing the fixed cost components of cost of sales, primarily depreciation of tooling and dies, over varying levels of net sales. The Company believes that the increased sales of licensed apparel and souvenirs following the acquisitions of Sports Image and Motorsport Traditions will result in lower overall gross margins as a result of lower gross margins generally associated with these acquired product lines. The Company believes, however, that the effect of these lower gross margins will be mitigated at least to some extent by cost reductions and other operational efficiencies associated with the combination of the acquired entities and by the license agreement with Hasbro. The agreement with
Hasbro provides the Company with a source of license royalties without significant related cost of sales. In addition, the license agreement provides the Company with access to the mass-merchandise market without committing capital for manufacturing and with limited marginal expenditures for administrative and marketing activities.

   Selling, general, and administrative expenses include general corporate expenses as well as goodwill amortization. The Company recorded goodwill of approximately $33.7 million in connection with the acquisition of Sports Image and Motorsport Traditions. The goodwill is being amortized at the rate of $1.4 million per year over 25 years. As described above, the Company anticipates that it will achieve a reduction in selling, general, and administrative expenses as a percentage of sales as a result of the cost-reduction efforts taken following the acquisitions of Sports Image and Motorsport Traditions.

RESULTS OF OPERATIONS

   The following table sets forth, for the periods indicated, the percentage of total revenue represented by certain expense and revenue items.

                                                                          SIX MONTHS ENDED
                                   YEAR ENDED SEPTEMBER 30,                   MARCH 31,
                           ---------------------------------------------  ----------------
                            1992      1993     1994     1995     1996      1996      1997
                            ----      ----     ----     ----     ----      ----      ----
Sales
 Collectibles ............  84.3%    76.5%     75.9%    89.7%    92.5%     95.9%     54.1%
 Apparel and souvenirs ...    --       --       0.8      4.6      4.4       4.1      42.2
 Promotional .............    --       --        --       --      3.1        --       3.1
 Other ...................  15.7     23.5      23.3      5.7       --        --       0.6
                           -----    -----     -----    -----    -----     -----     -----
   Net sales ............. 100.0    100.0     100.0    100.0    100.0     100.0     100.0
Cost of sales ............  72.2     64.4      62.2     60.8     57.2      59.6      60.5
                           -----    -----     -----    -----    -----     -----     -----
Gross profit .............  27.8     35.6      37.8     39.2     42.8      40.4      39.5
Selling, general and
 administrative expenses .  24.4     43.4      34.4     23.4     21.0      22.3      22.4
                           -----    -----     -----    -----    -----     -----     -----
Income (loss) from
 operations ..............   3.4     (7.8)      3.4     15.8     21.8      18.1      17.1
Interest income (expense)
 and other, net ..........  (0.3)    (0.4)     (1.0)     0.1      0.5       0.8      (1.7)
                           -----    -----     -----    -----    -----     -----     -----
Income (loss) before
 provision for (benefit
 from) income taxes ......   3.1     (8.2)      2.4     15.9     22.3      18.9      15.4
Provision for (benefit
 from) income taxes ......   0.7     (0.4)     (1.4)     5.3      8.8       7.5       6.2
                           -----    -----     -----    -----    -----     -----     -----
Net income (loss) ........   2.4%    (7.8)%     3.8%    10.6%    13.5%     11.4%      9.2%
                           =====    ======    =====    =====    =====     =====     =====

SIX MONTHS ENDED MARCH 31, 1997 COMPARED WITH SIX MONTHS ENDED MARCH 31, 1996

   Net sales increased 144.6% to $43.5 million for the six months ended March 31, 1997 from $17.8 million for the six months ended March 31, 1996. The Company attributes the improvement in sales during the first six months of fiscal 1997 primarily to (i) revenue from Sports Image and Motorsport Traditions, which were acquired by the Company during the first and second quarters of fiscal 1997, respectively; (ii) the continued expansion of the die-cast collectible market and the Company's ability to produce and sell increased quantities of collectibles; and (iii) an increase in Collectors' Club membership. The number of members in the Collectors' Club increased to approximately 86,000 members from approximately 56,000 members at March 31, 1997 and March 31, 1996, respectively.

   Gross profit increased to $17.2 million for the six months ended March 31, 1997 from $7.2 million for the six months ended March 31, 1996, representing 39.5% and 40.4% of net sales, respectively. The decrease in gross profit as a percentage of net sales for the six-month period ended March 31, 1997 resulted from increased sales of apparel and souvenirs, which typically provide lower margins than sales of the Company's collectible products. The decrease was partially offset by improved gross margins related to sales of the Company's die-cast collectibles.

   Selling, general and adminstrative expenses increased to $9.8 million for the six-month period ended March 31, 1997 from $4.0 million for the six months ended March 31, 1996, representing 22.4% and 22.3% of net sales, respectively. The increase in such expenses resulted primarily from (i) the operating expenses of Sports Image and Motorsport Traditions, which the Company acquired in the first and second quarters of fiscal 1997, respectively, (ii) increased sales and marketing expenditures, particularly increased advertising consistent with the Company's strategy to increase Collectors' Club memberships and distributor sales; and (iii) an increase of $493,000 in goodwill amortization associated with the acquisitions of Sports Image and Motorsport Traditions.

   The change in interest income (expense) and other, net, was primarily attributable to an increase in interest expense of approximately $869,000 related to debt incurred in connection with the acquisitions of Sports Image and Motorsport Traditions.

FISCAL YEAR ENDED SEPTEMBER 30, 1996 COMPARED WITH FISCAL YEAR ENDED SEPTEMBER 30, 1995

   Net sales increased 69.2% to $44.2 million for the year ended September 30, 1996 from $26.1 million for the year ended September 30, 1995. The $18.1 million increase in net sales resulted primarily from an increase of $17.5 million in collectible sales. The increase in collectible sales is primarily attributable to (i) the continued expansion of the collectible market and the Company's ability to produce and sell increased quantities of collectibles; (ii) an increase in the number of members in the Collectors' Club (which increased to approximately 73,000 members from approximately 40,000 members at September 30, 1996 and September 30, 1995, respectively), and (iii) sales from recently introduced product lines.

   Gross profit increased to $18.9 million in fiscal 1996 from $10.2 million in fiscal 1995, representing 42.8% and 39.2% of net sales, respectively. The increase in gross profit as a percentage of net sales resulted primarily from
(i) the effect of higher sales volume on fixed cost components of cost of sales, primarily depreciation charges related to the Company's tooling equipment; and
(ii) increased sales through the Collectors' Club, which typically carry higher margins.

   Selling, general, and administrative expenses increased to $9.3 million in fiscal 1996 from $6.1 million in fiscal 1995, representing 21.0% and 23.4% of net sales, respectively. The increase in such expenses resulted from increased expenditures for sales and marketing, particularly increased advertising consistent with the Company's strategy to increase Collectors' Club memberships and distributor sales.

   Interest income (expense) and other, net, increased to approximately $216,000 in fiscal 1996 from approximately $24,000 in fiscal 1995. This change resulted primarily from the conversion of the 10% Convertible Subordinated Debentures (the "Debentures") into shares of the Company's Common Stock during fiscal 1995.

   The provision for income taxes in fiscal 1996 resulted in an effective tax rate of approximately 39.7% compared with an effective tax rate of approximately 33.3% in fiscal 1995. The increase in the effective tax rate occurred primarily as a result of the utilization of net operating loss carryforwards in fiscal 1995.

FISCAL YEAR ENDED SEPTEMBER 30, 1995 COMPARED WITH FISCAL YEAR ENDED SEPTEMBER 30, 1994

   Net sales increased 54.9% to $26.1 million for the year ended September 30, 1995 from $16.9 million for the year ended September 30, 1994. This $9.2 million increase in net sales resulted from an increase of $10.6 million in collectible sales and an increase of $1.0 million in apparel and souvenir sales, which was offset by a decrease of $2.4 million in other sales. The increase in collectible sales resulted from (i) an increase in the number of members in the Collectors' Club (which increased to approximately 40,000 members from approximately 22,000 members at September 30, 1995 and September 30, 1994, respectively); (ii) increased sales as a result of the successful introduction of several new and exclusive licensing programs and collectible product lines in fiscal 1995; and
(iii) the completion of the transition to the Company's current China-based manufacturer, which began shipping sufficient quantities of die-cast collectibles during the third quarter of fiscal 1995 to meet the increased demand for the Company's products. The Company realized $1.2 million in apparel and souvenir sales resulting from a full year of operations of Fan Fueler, Inc., which the Company acquired in August 1994. Other sales declined $2.4 million as a result of the Company's sale and discontinuation of its M-Car(TM) and mini vehicle operations in September 1994 and March 1995, respectively.

   Gross profit increased to $10.2 million for the year ended September 30, 1995 from $6.4 million for the year ended September 30, 1994, representing 39.2% and 37.8% of net sales, respectively. The increase in gross profit as a percentage of sales resulted from sales price increases combined with decreases in the unit costs of certain die-cast collectibles as a result of the transition to the Company's current China-based manufacturer and increased purchase volume. The increased sales prices were consistent with the Company's marketing strategy implemented in fiscal 1994 to position the die-cast collectible line as a limited production collectible.

   Selling, general and administrative expenses increased to $6.1 million for the year ended September 30, 1995 from $5.8 million for the year ended September 30, 1994, representing 23.4% and 34.4% of net sales, respectively. The increase in such expenses resulted from increased sales commissions and advertising, consistent with the Company's strategy to increase Collectors' Club membership and distributor sales. These increases were substantially offset by reductions in staff, officer, and administrative salaries as a result of management changes and reductions commenced in the second quarter of fiscal 1994. Additionally, the Company reduced operating costs, beginning in the third quarter of fiscal 1994, by consolidating the Company's operations from Florida, Georgia, and two locations in Arizona to a single facility in Tempe, Arizona.

   Interest income (expense) and other, net, increased to approximately $24,000 from approximately ($164,000) during the years ended September 30, 1995 and September 30, 1994, respectively. This increase primarily reflects the reduction in interest expense resulting from the conversion of the Debentures into shares of the Company's Common Stock prior to May 31, 1995.

PRO FORMA RESULTS OF OPERATIONS

   The Company had pro forma net income for the year ended September 30, 1996 of $7.4 million, or $0.54 per share, compared with actual net income of $6.0 million, or $0.46 per share. See "Unaudited Pro Forma Combined Financial Information." The pro forma results do not account for efficiencies gained upon the consolidation of operations, including the elimination of duplicative functions and reduction of salaries expense and other related costs.

   The Company had pro forma net income for the six months ended March 31, 1997 of $3.7 million, or $0.26 per share, compared with actual net income of $4.0 million, or $0.29 per share. The difference in earnings per share on a pro forma basis for the six months ended March 31, 1997 is primarily attributable to lower gross margins as a result of the write-down of inventory by Motorsport Traditions immediately prior to the date of acquisition. The Company has implemented improvements to the management and control of inventories of the acquired companies intended to reduce the need for seasonal adjustments to inventory.

   The pro forma results of operations for the year ended September 30, 1996 and the six months ended March 31, 1997 reflect the amortization of goodwill arising from the acquisitions of Sports Image and Motorsport Traditions and include additional interest expense associated with the financing of these acquisitions.

QUARTERLY RESULTS OF OPERATIONS

   The following table sets forth certain unaudited quarterly results of operations for each of the 10 quarters in the period ended March 31, 1997. All quarterly information was obtained from unaudited financial statements not otherwise contained herein. The Company believes that all necessary adjustments have been made to present fairly the quarterly information when read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. The operating results for any quarter are not necessarily indicative of the results of the full year or any future quarter.

                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                   FISCAL 1995
                                 -----------------------------------------------
                                 1ST QUARTER 2ND QUARTER 3RD QUARTER 4TH QUARTER
                                 ----------- ----------- ----------- -----------
Net sales ........................ $4,106      $3,669      $ 8,490     $ 9,866
Gross profit .....................  1,406       1,341        3,403       4,099
Income (loss) from operations  ...    117         (77)       1,741       2,349
Net income ....................... $   34      $  122      $ 1,181     $ 1,433
Net income per common share,
 assuming full dilution .......... $ 0.00      $ 0.01      $  0.10     $  0.11
Weighted average number of common
 shares, assuming full dilution ..  8,434       9,036       11,729      12,505

                                                  FISCAL 1996
                                  ----------------------------------------------
                                 1ST QUARTER 2ND QUARTER 3RD QUARTER 4TH QUARTER
                                 ----------- ----------- ----------- -----------
Net sales ........................ $  8,006    $ 9,766    $12,283      $14,161
Gross profit .....................    3,241      3,947      5,424        6,308
Income from operations ...........    1,370      1,852      2,938        3,494
Net income ....................... $    878    $ 1,140    $ 1,777      $ 2,158
Net income per common share,
 assuming full dilution .......... $   0.07    $  0.09    $  0.14      $  0.16
Weighted average number of common
 shares, assuming full dilution ..   12,840     12,984     13,150       13,128


                                             FISCAL 1997
                                    ---------------------------
                                      1ST QUARTER   2ND QUARTER
                                      -----------   -----------
Net sales ..........................    $ 15,175      $ 28,302
Gross profit .......................       6,395        10,781
Income from operations .............       2,843         4,583
Net income .........................    $  1,568      $  2,437
Net income per common share,
 assuming full dilution ............    $   0.12      $   0.17
Weighted average number of common
 shares, assuming full dilution  ...      13,476        14,129

   The Company's revenue and operating results may be subject to quarterly and other fluctuations as a result of a variety of factors. As a result of the recent acquisitions of Sports Image and Motorsport Traditions, the Company believes that quarter-to-quarter comparisons of its past financial results may not necessarily be meaningful and should not be relied upon as an indication of future performance.

SEASONALITY

   Because the auto racing season is concentrated between the months of February and November, the second and third calendar quarters of each year (the Company's third and fourth fiscal quarters) generally are characterized by higher sales of motorsports products. The Company believes, however, that holiday sales of its products are increasing, which has the effect of reducing seasonal fluctuations in its sales.

LIQUIDITY AND CAPITAL RESOURCES

   The Company's working capital position increased to $19.2 million at March 31, 1997 from $18.1 million at September 30, 1996. The increase of $1.1 million is primarily attributable to the Company's results of operations and working capital acquired from the purchase of Sports Image and Motorsport Traditions by the Company.

   Capital expenditures for the six months ended March 31, 1997 totaled approximately $3.6 million, of which approximately $3.0 million was utilized for the Company's continued investment in tooling.

   On January 16, 1997, the Company sold an aggregate of 187,500 shares of Common Stock to Hasbro at a price of $14.50 per share, with net proceeds to the Company of approximately $2.6 million. All of the 187,500 shares sold to Hasbro have been registered for resale pursuant to another registration statement. See "Description of Securities -- Registration Rights." The Company has agreed that, in the event that Hasbro sells such shares at a price lower than $14.50 per share during the one-year period ending on April 16, 1998, the Company will reimburse Hasbro for the amount of such loss, plus interest.

   During the six months ended March 31, 1997, the Company issued 169,998 shares of Common Stock upon the exercise of employee stock options, resulting in total proceeds to the Company of approximately $747,000.

   In November 1996, the Company purchased substantially all of the assets and assumed certain liabilities of Sports Image. The purchase price was approximately $30.0 million, consisting of a $24.0 million promissory note due January 2, 1997 and 403,361 shares of the Company's Common Stock. On January 2, 1997, the Company repaid the promissory note with the proceeds from the issuance of senior notes and a portion of the borrowings under the credit facility described below. The terms of this acquisition were determined by arms-length negotiations between representatives of Sports Image and representatives of the Company. In fiscal 1996, the Company derived approximately 16% of its net sales from Sports Image, a distributor of the Company's die-cast collectible products.

   In January 1997, the Company acquired substantially all of the assets and assumed certain liabilities of Motorsport Traditions Limited Partnership and acquired all of the capital stock of Creative Marketing & Promotions, Inc. for approximately $13.0 million, consisting of cash in the amount of $5.4 million, a promissory note in the principal amount of $1.6 million, and an aggregate of 342,857 shares of the Company's Common Stock. The terms of the acquisitions were determined by arms-length negotiations between representatives of the sellers and representatives of the Company.

   On January 2, 1997, the Company entered into a $16.0 million credit facility (the "Credit Facility") with First Union National Bank of North Carolina. The Credit Facility consists of a revolving line of credit (the "Line of Credit") for up to $10.0 million through September 30, 1997 and up to $6.0 million from September 30, 1997 to March 31, 1998 and a $6.0 million letter of credit/bankers' acceptances facility (the "Letter of Credit/BA Facility"). The Line of Credit bears interest, at the Company's option, at a rate equal to either (i) the greater of (a) the bank's publicly announced prime rate or (b) a weighted average Federal Funds rate plus 0.5%, or (ii) LIBOR plus 1.9%. The Line of Credit is guaranteed by Sports Image and Motorsport Traditions. The Company utilized $4.0 million of the Line of Credit to provide part of the cash portion of the purchase price for Motorsport Traditions and an additional $4.0 million of the Line of Credit to repay a portion of the $24.0 million promissory note issued in connection with the acquisition of Sports Image. As of March 31, 1997, the Company had outstanding borrowings of approximately $4.5 million under the Line of Credit. The Company intends to utilize a portion of the proceeds of this offering to repay its outstanding indebtedness under the Line of Credit. See "Use of Proceeds." The Letter of Credit/BA Facility is available for issuances of letters of credit and eligible bankers' acceptances in an aggregate amount up to $6.0 million to enable the Company to finance purchases of products from its overseas vendors. The Company had outstanding purchase commitments of approximately $5.4 million under the Letter of Credit/BA Facility as of March 31, 1997. The Credit Facility will mature on March 31, 1998. The Credit Facility contains certain provisions that, among other things, require the Company to comply with certain financial ratios and net worth requirements and limit the ability of the Company and its subsidiaries to incur additional indebtedness, to sell assets, or to engage in certain mergers or consolidations.

   On January 2, 1997, the Company issued an aggregate of $20.0 million principal amount of senior notes to three insurance companies (the "Senior Notes"). The Senior Notes bear interest at the rate of

8.05% per annum, provide for semi-annual payments of accrued interest, and mature on January 2, 1999. The Company may not prepay the Senior Notes prior to maturity, but must offer to redeem the Senior Notes in the event of a "Change of Control" of the Company, as defined in the Senior Notes. The Senior Notes contain certain provisions that, among other things, require the Company to comply with certain financial ratios and net worth requirements and limit the ability of the Company and its subsidiaries to incur additional indebtedness, to sell assets or engage in certain mergers or consolidations. The Senior Notes are guaranteed by Sports Image and Motorsport Traditions. The Company utilized the proceeds from the Senior Notes to repay the remainder of the promissory note issued in connection with the acquisition of Sports Image.

   The Company is a defendant in various lawsuits. See "Business -- Litigation and Environmental Matters." The Company has made no provision in its financial statements with respect to these matters. The imposition of damages in one or more of the cases against the Company could have a material adverse effect on the Company's results of operation, and financial position. The Company has reached a tentative settlement with respect to one of these lawsuits under which it has agreed to pay $4.9 million to the plaintiff. See "Business -- Litigation and Environmental Matters." The settlement amount, together with legal fees incurred in connection with defending and settling this lawsuit, will be taken as a charge to earnings in the quarter ending June 30, 1997.

   The Company believes that the proceeds of this offering, its current cash resources, the Credit Facility, and expected cash flow from operations will be sufficient to fund the Company's capital needs during the next 12 months at its current level of operations, apart from capital needs resulting from additional acquisitions. However, the Company may be required to obtain additional capital to fund its planned growth during the next 12 months and beyond. Potential sources of any such capital may include the proceeds from the exercise of outstanding options, bank financing, strategic alliances, and additional offerings of the Company's equity or debt securities. There can be no assurance that such capital will be available from these or other potential sources, and the lack of such capital could have a material adverse affect on the Company's business.

                                    BUSINESS

OVERVIEW

   The Company is the leader in the design and sale of licensed motorsports collectible and consumer products in the United States. The Company's products include die-cast scaled replicas of motorsports vehicles, apparel (including t-shirts, hats, and jackets), and souvenirs. The Company markets its products pursuant to license arrangements with popular race car drivers (including exclusive license arrangements with seven-time Winston Cup champion Dale Earnhardt, 1995 Winston Cup champion Jeff Gordon, and six-time NHRA Funny Car champion John Force), car owners, car sponsors, automobile manufacturers, and NASCAR. The Company's motorsports collectibles and consumer products are manufactured by third parties, generally utilizing the Company's designs, tools, and dies.

   The Company markets its products to approximately 5,000 specialty retailers directly or through its wholesale distributor network; directly to motorsports enthusiasts through its Collectors' Club, which currently has approximately 90,000 members; and through mobile trackside souvenir stores, promotional programs for corporate sponsors, and fan clubs. In December 1996, the Company entered into a license agreement with Hasbro, a multi-billion dollar toy and game manufacturer, covering the exclusive sale by Hasbro of a new line of motorsports-related products in the mass-merchandise market.

INDUSTRY OVERVIEW

   Motorsports racing in the United States consists of several distinct segments, each with its own organizing bodies and events. The largest segment, in terms of attendance and media exposure, is stock car racing, which is dominated by NASCAR. The other principal segments are drag racing, with NHRA the most important organizing body, and Indy car racing, controlled by the Indy Racing League and Championship Auto Racing Teams.

   According to USA Today, motorsports racing is the fastest growing spectator sport in the United States. Approximately 15.4 million people attended motorsports' premier events in 1996, almost three times the 1981 attendance. Approximately 5.6 million fans attended the 31 races in the NASCAR Winston Cup series in 1996, representing attendance of approximately 180,000 per event, more than double the 75,643 attendance per Winston Cup event in 1985. NHRA attendance also has grown significantly in recent years, reaching total attendance of almost 1.9 million in 1996. Motorsports events have also achieved significant success on television, with coverage of NASCAR and NHRA races provided by broadcast and cable television networks, such as ABC, CBS, ESPN, TBS, and TNN, in addition to regional sports networks. Several leading cable companies have joined forces recently to launch Speedvision, a motorsports cable network. USA Today reports that TV ratings are growing even faster than attendance, with more than 100 million people tuning in to NASCAR's televised events in 1996.

   The growing popularity of motorsports has been recognized by corporate America. According to NASCAR, more than 70 of the Fortune 500 companies utilize motorsports sponsorship or other activities as part of their marketing strategies.

GROWTH STRATEGY

   The Company pursues a strategy designed to continue its leadership position in the motorsports collectible and consumer products industry and to provide top race car drivers and other licensors with a broad range of revenue-producing opportunities throughout their careers. Key aspects of this strategy include (i) continuing to enhance its existing products and introduce new products that appeal to racing enthusiasts, (ii) expanding and strengthening its licensing arrangements, (iii) pursuing strategic acquisitions and alliances, (iv) expanding existing and identifying new distribution channels and (v) developing promotional programs for corporate sponsors.

o Enhancing Existing and Introducing New Products

   The Company continually seeks to enhance its existing products and to introduce new products that appeal to auto racing enthusiasts, including products for sale exclusively through its Collectors' Club. During the last two years, the Company has expanded its lines of die-cast collectibles to include NHRA drag racing, Super Truck racing, USAC racing, and "World of Outlaws" sprint car racing. The Company recently developed the higher priced "Elite" series of collectibles, which feature detailed equipment such as spark plug wires, braided hoses, and realistic suspension systems. The Company also has expanded its consumer product offerings to include licensed motorsports apparel, souvenir, and other consumer products. In addition, the Company has entered the retail mass-merchandise market through a license agreement with Hasbro, under which Hasbro will manufacture and market, with the Company's assistance, a line of motorsports products that will not compete with the Company's core products.

   The Company believes that its ongoing investment in tooling enables the Company to produce die-cast products of higher quality and detail than those produced by its competitors. The Company has invested more than $11.2 million in its proprietary tooling since April 1993, which contributes significantly to the quality of the Company's products and is critical to imparting the high level of detail and quality that collectors demand. The Company intends to continue investing in its proprietary tooling in order to upgrade and expand existing product lines and to add new products. The Company strives to enhance the demand for and to increase the value of its collectible products by offering limited numbers of each item.

o Expanding and Strengthening Licensing Arrangements

   The Company focuses on expanding and strengthening its relationships with existing licensors as well as entering into licensing arrangements with additional motorsports personalities in order to further solidify its position as the leader in the motorsports marketplace. The Company believes that its licensing arrangements with top race car drivers (including Dale Earnhardt, Jeff Gordon, and John Force), car owners, manufacturers, and corporate sponsors provide the Company with a competitive advantage. These licensing arrangements enable the Company to manufacture and distribute distinctive collectibles and other products to the growing market of motorsports enthusiasts.

o Pursuing Strategic Acquisitions or Alliances

   The Company seeks to acquire existing businesses and enter into strategic alliances that it believes will enable the Company to introduce new products or expand its product lines, to leverage or expand its licensing arrangements, or to improve its distribution channels. In evaluating a proposed acquisition candidate, the Company considers a number of factors, including the quality of its management, its historical operating results and future earnings potential, the size and anticipated growth of the market it serves and its relative position in that market, and competitive factors. Following each acquisition, the Company takes steps to enhance the operating efficiencies of the acquired business. Since August 1994, the Company has acquired Fan Fueler, Inc., Sports Image, and Motorsport Traditions and has entered into strategic alliances with Hasbro and NASCAR.

o Expanding Existing and Identifying New Distribution Channels

   The Company plans to continue to expand its existing and identify new distribution channels. Prior to the acquisitions of Sports Image and Motorsport Traditions, the Company distributed its products primarily to approximately 5,000 specialty retailers through its wholesale distribution network and directly to motorsports enthusiasts through its Collectors' Club. The Company intends to continue to develop new programs designed to enhance sales through the Collectors' Club and its wholesale distribution network. The recent acquisitions of Sports Image and Motorsport Traditions, each of which distributed products directly to many of those 5,000 specialty retailers, also added complementary distribution channels, such as mobile trackside souvenir stores and fan clubs, and provide the Company with the opportunity to cross-market its die-cast, apparel, and souvenir products through all of its distribution channels. In addition, the license agreement with Hasbro has provided the Company with a source of licensing revenue from the mass-merchandise market without committing substantial resources to manufacturing and marketing activities. The Company believes that targeting products to specific market niches identified by its database management systems, distributing its products through the distribution channels of major corporate sponsors of motorsports, and developing on-line ordering capabilities on its Internet website may represent important new distribution channels in the future.

o Developing Corporate Promotional Programs

   The Company provides complete marketing services to create corporate promotional programs for large corporate sponsors. Promotional programs typically involve special productions of the Company's licensed die-cast replicas, apparel, souvenirs, or other consumer products as a low-cost or free award to increase brand awareness and name recognition of the corporate sponsor. For example, the Company recently completed a promotional program that appeared on boxes of Wheaties cereal and offered two special-edition Dale Earnhardt Wheaties die-cast replicas, a t-shirt, and a hat. The Company plans to pursue future promotional programs and currently is in discussions to develop programs with major corporate sponsors.

PRODUCTS AND SERVICES

Die-Cast Scaled Replica Vehicles

   The Company designs and markets scaled replicas of motorsports-related vehicles that are constructed using die-cast bodies and chassis with free wheeling deluxe wheels and tires. The Company markets its die-cast racing collectibles pursuant to approximately 300 active licenses with race car drivers, owners, and sponsors as well as under license agreements with NASCAR, Ford Motor Company, and several divisions of General Motors Corp. The die-cast collectibles offered by the Company relate to stock car, NHRA drag racing, "Super Truck" racing, USAC racing, and "World of Outlaws" sprint car racing. The Company's die-cast collectibles consist of (i) 1:64th and 1:24th scale replicas of actual racing vehicles, which are approximately three inches and eight inches long, respectively; (ii) 1:96th and 1:64th scale racing vehicle transporters;
(iii) a 1:16th scale pit wagon; and (iv) 1:24th scale dually trucks with trailers. The Company's die-cast replicas typically range in price at retail from approximately $9.00 to $75.00 per item, depending on size, type of vehicle, and level of detail. A 1:24th scale replica of an actual racing vehicle typically retails for $35.00. The Company offers its die-cast collectibles primarily through its wholesale distributor network to specialty retailers, through its Collectors' Club, through mobile trackside stores, and through corporate promotional programs. See "Business -- Sales and Distribution."

   Historically, the Company has designed and marketed die-cast collectibles featuring drivers and vehicles from the NASCAR Winston Cup series. During fiscal 1995, the Company began the development of several new lines of die-cast collectibles featuring replicas of vehicles from other popular motorsports. The Company successfully introduced its line of Winston NHRA Top Fuel Dragsters and a line of die-cast collectible replicas from the popular new NASCAR "Super Truck" series in fiscal 1995 and introduced its line of Top Fuel Funny Car replicas in fiscal 1996. In addition, the Company recently developed an "Elite" series of highly detailed die-cast replicas of NASCAR racing vehicles for introduction during the second half of fiscal 1997. The Elite series of collectibles is sold exclusively through the Collectors' Club for approximately $75.00 and features detailed equipment, such as spark plug wires, braided hoses, and realistic suspension systems.

   The Company enhances the collectible value and appeal of its products through various measures. These measures include (i) designing die-cast collectibles that include features that are not offered by the Company's competitors; (ii) limiting the quantities of each item that it produces and sells; (iii) specifying on the packaging material of certain die-cast collectibles the quantity of that limited-edition item actually produced; (iv) offering certain items only through its Collectors' Club; and (v) designing and developing new packaging concepts to improve the display of each collectible item.

Motorsports Consumer Products

   The Company markets various licensed motorsports apparel, souvenir, and other consumer products, including t-shirts, jackets, hats, license plate brackets, mugs, pins, and key chains. Each of the motorsports consumer products generally features the name, likeness, and car number of a popular race car driver. The Company intends to acquire licenses with additional drivers and to develop new motorsports consumer products, including items bearing the "NASCAR" name and logo in connection with the Company's license agreement with NASCAR. The Company's licensed motorsports apparel items utilize unique and creative designs that are printed or applied to high-quality shirts, hats, jackets, and other products. The Company designs and sells its motorsports apparel products in sizes ranging from infant to youth to men's and women's adult sizes. The Company designs its motorsports consumer products primarily for high- volume distribution through retail outlets, trackside sales, and promotional programs with corporate sponsors of racing teams and racing events. See "Business -- Sales and Distribution."

Mass-Merchandise License

   The Company licenses Hasbro to produce a new line of motorsports-related products specifically designed for the mass-merchandise market. Under this license, Hasbro currently markets a line of die-cast replicas of racing vehicles, which was jointly developed by the Company and Hasbro, under the "Winner's Circle" brand name. The mass-market die-cast products manufactured and marketed by Hasbro are completely distinct from the Company's current products and do not compete directly with the Company's limited-edition motorsports die-cast collectible products. Under the agreement, Hasbro also will market other licensed motorsports products, including radio-controlled cars, slot car sets, games (such as electronic and CD-ROM interactive games), plush toys, figurines, play sets, walkie talkies, and other items similar to products that Hasbro currently markets under the "Kenner," "Tonka," and "Milton Bradley" brand names.

   The Company believes that the license agreement with Hasbro allows the Company to capitalize on opportunities in the mass-merchandise market. The agreement will enable the Company to remain focused on its core business of designing and marketing motorsports collectibles, apparel, and souvenir products while enabling the Company to benefit from Hasbro's retail mass-merchandise marketing expertise and resources. The agreement also provides a means of expanding the Company's product offerings without committing substantial resources to manufacturing and marketing activities or subjecting it to the risks inherent in the mass-merchandise market.

Corporate Promotional Programs

   The Company provides comprehensive marketing services designed to create corporate promotional programs for large corporate sponsors that advertise in motorsports. Many corporations sponsor racing vehicles or events and advertise at motorsports events and in motorsports-related media in order to increase awareness of their brands among consumers and to encourage consumers to purchase their products. The Company provides design services, graphic artists, and the capacity to deliver a wide array of promotional products, such as die-cast replicas, t-shirts, and hats. The corporate sponsors use these products either as free or low-cost awards with the purchase of their own products or in sweepstakes or other promotions. The Company also provides in-house marketing and distribution support for its promotional programs, including in-bound order processing, order fulfillment, sweepstakes processing, and redemption programs. Die-cast replica vehicles sold as promotional items are not sold through the Company's wholesale distribution network or through its Collectors' Club.

Action Sports Management

   The Company represents a number of top race car drivers in a broad range of licensing and other revenue-producing opportunities, including product licenses, corporate sponsorships, endorsement contracts, and speaking engagements. The Company provides a number of services designed to enable drivers to maximize revenue opportunities throughout their careers. Since the commencement of its sports management business in fiscal 1996, the Company has entered into exclusive agreements to represent six-time Winston NHRA Funny Car champion John Force and other popular drag racing drivers, including Darrell Alderman, Mike Dunn, Scott Geoffrion, and Darrell Gwynn. As a result of the Company's ability to represent drivers effectively in obtaining favorable licensing arrangements and other revenue opportunities, the Company believes that it is well-positioned to attract and retain top race car drivers.

SALES AND DISTRIBUTION

   The Company markets its die-cast collectibles to approximately 5,000 specialty retailers through its wholesale distributor network, through its approximately 90,000-member Collectors' Club, through mobile trackside stores, and through corporate promotional programs. The Company markets its motorsports consumer products primarily through direct trackside sales to race fans; through an in-house sales force and independent representatives to approximately 5,000 specialty retailers and to major discount and department stores, retail automotive product outlets, and convenience stores; and through promotional programs with corporate sponsors.

Wholesale Distribution

   The Company markets its die-cast collectibles on a wholesale basis through approximately 40 distributors operating in the United States. The distributors solicit orders for the Company's die-cast products from approximately 5,000 specialty retailers throughout the United States. The retailers include stores specializing in motorsports collectibles and apparel and stores specializing in other sports collectible items. Employees of the Company attend trade shows in an effort to attract new distributors and retailers to its network. The Company advertises its die-cast collectibles in newspapers and magazines covering motorsports and the collectibles markets. These advertisements encourage consumers to contact the nearest retailers to purchase the Company's die-cast collectibles. The Company also takes measures to increase consumer awareness of its products through radio and television advertising, including promotion of its collectibles on "home shopping" television programs and advertising during popular television programs of interest to motorsports enthusiasts.

   The Company utilizes its in-house sales force, independent representatives, and its die-cast collectible distribution network to market its motorsports apparel, souvenirs, and other consumer products on a wholesale basis to the same specialty retailers that sell its die-cast collectibles. The Company's in-house sales force and independent representatives also market certain motorsports consumer products on a wholesale basis to automobile sections in major discount and department stores such as Wal-Mart and K-Mart, to automotive retail stores, and to convenience stores.

Collectors' Club

   The Company markets certain of its die-cast collectibles exclusively through its Collectors' Club. Members of the Company's Collectors' Club pay a lifetime membership fee that entitles them to receive membership premiums, a quarterly magazine, catalogs, and other special sales materials highlighting the Company's collectibles and other products. Membership in the Collectors' Club increased from approximately 22,000 members in September 1994 to approximately 90,000 members in May 1997. The Company strives to increase collector interest in its products and to enhance its products' value as collectibles by (i) offering certain items exclusively through its Collectors' Club; (ii) producing a limited number of each collectible; and (iii) limiting the number of a particular item that each member may purchase. As a result of its recent acquisitions of Sports Image and Motorsport Traditions, the Company currently is developing a line of licensed motorsports apparel and souvenirs that will be offered exclusively through its Collectors' Club. The Company advertises its Collectors' Club in publications that focus on motorsports or the collectibles industry and through limited radio and television advertisements. During 1996, the Company increased its advertising on cable television during televised motorsports events and related programming in order to enhance its exposure to motorsports enthusiasts.

   The Company employs customer service representatives and an automated call distribution telephone system to take membership applications, take customer orders, and handle customer inquiries. The Company utilizes an advanced telephone and computer system that combines telemarketing functions, computerized order processing, and automated warehouse operations to answer and process telephone orders to its Collectors' Club more effectively and efficiently and to accommodate the significant growth in club membership in recent years. The system also enables the Company to track the effectiveness of each advertisement and to target its marketing and advertising programs accurately for enhanced impact.

Trackside Sales

   Average attendance at NASCAR Winston Cup racing events grew to approximately 180,000 fans per race during 1996. The Company owns and operates 22 fully equipped mobile trackside stores to capitalize on this large base of potential customers. Some or all of the Company's mobile trackside stores travel to each NASCAR Winston Cup race (34 events scheduled in 1997) as well as to other selected racing events. Each mobile trackside store is decorated with the logos and color scheme of a particular racing team and driver and sells a complete assortment of licensed motorsports apparel, souvenirs, and die-cast collectibles dedicated to that team and driver. These mobile stores represent the only trackside opportunities to purchase motorsports products using the name and likeness of the driver and racing team featured in each store.

Corporate Promotional Programs

   The Company creates promotional programs for large corporate sponsors of motorsports. The Company plans to pursue future promotional programs and currently is in discussions with major race car drivers and corporate sponsors in its effort to develop such programs. See "Business -- Products and Services -- Corporate Promotional Programs."

DESIGN AND PRODUCTION

Die-Cast Scaled Replica Vehicles

   The Company designs each die-cast collectible that it markets. The Company's design artists take numerous photographs of the actual racing cars, trucks, and other vehicles to be produced as die-cast replicas. Working from these photographs, the Company's artists and engineers use computer software to create detailed scale renderings of the vehicles. After approval of the rendering by the vehicle owner, driver, or racing team sponsor, the Company supplies computerized renderings to its manufacturer in China. The manufacturer produces a sample or model, which the Company then inspects for quality and detail. After final approval, the manufacturer produces the die-cast replicas, packages them, and ships the finished products to the Company or, in certain instances, directly to the Company's customers.

   The Company's die-cast collectibles are manufactured under an exclusive agreement with a third- party manufacturer in China. The term of the agreement currently extends through December 31, 1997 and automatically renews for successive one-year terms unless terminated by either party by giving written notice to the other party at least 90 days prior to the end of the then-current term. The Company owns a significant portion of the tooling that the third-party manufacturer uses to produce die-cast collectibles for the Company and has partial control over the production of its die-cast collectibles under the manufacturing agreement. The Company invested approximately $2.6 million and $3.0 million in tooling for its proprietary line of die-cast collectibles in fiscal 1996 and the first two quarters of fiscal 1997, respectively. The Company believes the breadth and quality of the tooling program provides the Company with a competitive advantage in the motorsports collectible market. The Company intends to make additional investments in tooling in order to support the growth of its business. The Company also devotes a significant amount of time and effort to the production of its die-cast collectibles to ensure that the resulting products display a level of quality and detail that is superior to competing products, including opening hoods and trunks, detailed engines, working suspensions, and pad printing instead of stickers or decals. The Company believes that its overseas manufacturer of die-cast collectibles is dedicated to high quality and productivity as well as support for new product development. An affiliate of the Company's China-based die-cast manufacturer currently owns 500,000 shares of the Company's Common Stock. See "Principal and Selling Shareholders." The Company believes that this ownership interest further aligns the interests of the manufacturer with those of the Company.

Motorsports Consumer Products

   The Company currently designs substantially all of its licensed motorsports apparel, souvenirs, and other consumer products and arranges for the manufacture of such products on a purchase order basis with third-party manufacturers located primarily in the United States. The Company's graphic artists and product designers seek to develop unique products and artistic designs that will appeal to motorsports enthusiasts and distinguish the Company's apparel and souvenir products from those of its competitors. The Company's artists and designers also work closely with the third-party manufacturers in order to ensure that the products conform to design specifications and meet or exceed quality requirements. The Company believes that a number of alternative manufacturers for each of these products is readily available in the event that the Company is unable to obtain products from any particular manufacturer. The Company owns the tooling and dies used to manufacture certain of its motorsports consumer products. As the Company develops new motorsports consumer products that require specialized tooling, the Company intends to build or purchase the new tooling that will be required to permit the third-party manufacturers to produce those items.

LICENSES

Product Licenses

   The Company focuses on developing long-term relationships with and engages in comprehensive efforts to license the most popular drivers and car owners in each top racing category, their sponsors, and others in the motorsports industry. The Company currently has licenses with approximately 300 race car drivers, car owners, and car sponsors as well as with NASCAR, Ford Motor Company, several divisions of General Motors Corp., and PACCAR, Inc. (the manufacturer of Kenworth and Peterbilt trucks). The Company continually strives to strengthen its relationships with licensors and to develop opportunities to market innovative collectible and consumer products that appeal to motorsports enthusiasts. The Company believes that its license agreements with top race car drivers, such as seven-time Winston Cup champion Dale Earnhardt, 1995 Winston Cup champion Jeff Gordon, six-time NHRA Funny Car champion John Force, Kenny Bernstein, Rusty Wallace, Dale Jarrett, Mark Martin, Bill Elliot, and Bobby Labonte, significantly enhance the collectible value and marketability of its products. By aligning itself with top racing personalities and providing a broad range of revenue opportunities, the Company believes that it will be able to leverage those relationships to attract additional drivers in order to generate increased revenue for the Company as well as increased earnings for the drivers.

   Except for its licenses with Dale Earnhardt and Jeff Gordon, as described below, the licenses with race car drivers generally provide for a term of one year and permit the Company to use the driver's name, photograph or likeness, and autograph; the licenses with race car owners generally provide for a term of one year and permit the Company to use the car number and colors; the licenses with manufacturers provide for terms of two or more years and permit the Company to reproduce the cars or trucks themselves; and the license agreements with various sponsors generally provide for terms of one to three years and permit the Company to reproduce the sponsors' decals and logos as they appear on the cars or trucks. Depending upon the particular agreement, the individual licenses either renew automatically, may be renewed or extended upon written request by the Company, or expire at the end of the specified term. The agreements with the drivers, car owners, car and truck manufacturers, and car sponsors provide for payments by the Company to the licensors of either (i) a fixed dollar amount, which may include a substantial advance to the licensor; (ii) a fixed amount per item sold by the Company pursuant to the license; (iii) a percentage of the net sales for a program or a percentage of the Company's wholesale price per item sold by the Company pursuant to the license; or (iv) a combination of the above. License agreements with certain sponsors do not require payments by the Company to the licensors because of the advertising value provided to the licensor as a result of having its decals and logos displayed on the Company's products.

   During fiscal 1996 and the first six months of fiscal 1997, the Company incurred royalty expenses associated with its various licensing agreements of approximately $5.8 million and $6.0 million, respectively. The Company constantly strives to renew existing agreements or to enter into new license agreements with existing or new drivers, car owners, and car sponsors and to develop new product programs pursuant to its license agreements in its effort to maintain its leadership position in the motorsports licensed products industry.

Dale Earnhardt License Agreement

   In November 1996, in connection with the acquisition of Sports Image, the Company entered into a license agreement with Dale Earnhardt (the "Earnhardt License") under which the Company has the right to market licensed motorsports products utilizing the likeness of Mr. Earnhardt. Under the Earnhardt License, Mr. Earnhardt also granted the Company the right of first refusal to make, have made, use, sell, or otherwise distribute any new licensable products that Mr. Earnhardt becomes aware of and approves for marketing. The Earnhardt License also provides that Mr. Earnhardt will not personally market and will not permit others to market, through the same channels of distribution used by the Company, any products bearing his likeness that are the same as or similar to products marketed by the Company under the Earnhardt License. The term of the Earnhardt License extends to November 2011 and from year to year thereafter unless terminated by either party.

Jeff Gordon License and Endorsement Agreements

   In connection with the acquisition of Motorsport Traditions, the Company acquired the exclusive rights to manufacture and market various apparel and souvenir products bearing the name, likeness, and signature of Jeff Gordon and the likeness of his race car under a license agreement with an affiliate of Mr. Gordon (the "Gordon Apparel and Souvenir License"). The Gordon Apparel and Souvenir License expires on December 31, 2000, subject to renewal by agreement between the parties. The Gordon Apparel and Souvenir License requires the Company to pay the licensor royalties based on a percentage of the wholesale price of licensed products sold by the Company, with minimum royalty payments each year during the term of the agreement.

   In connection with the acquisition of Motorsport Traditions, the Company also entered into a license agreement (the "Gordon Die-Cast License") with an affiliate of Jeff Gordon. Pursuant to the Gordon Die-Cast License, the Company has the exclusive right to manufacture and market die-cast replicas of Mr. Gordon's race car and related vehicles, subject to the right of a third party to manufacture and market certain items on a limited basis through August 1997, at which time the Company will have the exclusive right to manufacture those items. The Gordon Die-Cast License expires on December 31, 2000. The Gordon Die-Cast License requires the Company to pay the licensor royalties based on a percentage of the wholesale price of licensed products sold by the Company, with minimum royalty payments each year during the term of the agreement.

   In connection with the Gordon Die-Cast License, the Company entered into a personal service and endorsement agreement with Jeff Gordon and an affiliate of Mr. Gordon (the "Endorsement Agreement"). During the term of the Endorsement Agreement, which expires on December 31, 2000, the Company will have the right to use Mr. Gordon's name, likeness, signature, and endorsement in connection with the advertisement, promotion, and sale of the die-cast collectibles to be produced under the Gordon Die-Cast License.

Hasbro License Agreement

   The license agreement between the Company and Hasbro (the "Hasbro License") covers the exclusive sale by Hasbro in the mass-merchandise market of specific motorsports-related products for which the Company has or will secure exclusive or non-exclusive licenses from race car drivers, owners, manufacturers, and sponsors. The Company believes that the Hasbro License provides the Company with a source of revenue from the mass-merchandise market without committing substantial resources to manufacturing and marketing activities or subjecting the Company to the risks inherent in the mass- merchandise market. Under the Hasbro License, the Company is responsible for acquiring and maintaining the license rights with the licensors, and Hasbro is responsible for all costs and other arrangements relating to tooling, manufacturing, transportation, marketing, distribution, and sales of licensed products. Hasbro will be responsible for and will pay or reimburse the Company for all license fees and royalties, including advances and guarantees, paid to licensors for licensed products. The licensed products consist of (i) die-cast replicas of motorsports vehicles and a 1:18th-scale plastic toy car, for which Hasbro pays a specified royalty, and (ii) all other products that Hasbro may market as licensed motorsports products, including, for example, radio-controlled cars, slot car sets, games (including electronic and CD-ROM interactive games), plush toys, figurines, play sets, walkie talkies, and other products, for which Hasbro pays a specified royalty. Hasbro currently markets similar products under the "Kenner," "Tonka," "Milton Bradley," and other brand names. Hasbro will pay the Company guaranteed minimum annual royalty payments of $500,000 to $1.0 million, depending on certain circumstances.

   Hasbro's initial focus under the Hasbro License has been to develop, with the Company's assistance, a line of motorsports die-cast products for the retail mass-merchandise market. Hasbro will fund all capital requirements for this product line and will manufacture, distribute, and market the products under the "Winner's Circle" brand name. This product line has been recently intoduced to mass-market retailers. The mass-market die-cast products manufactured and marketed under the Hasbro License are completely distinct from the Company's current products and do not compete directly with the Company's limited-edition motorsports die-cast collectible products.

   The Hasbro License provides for a term ending on December 31, 2001. Hasbro may extend the Hasbro License for an additional three-year term, provided that total wholesale revenue of licensed products exceeds a specified amount during the initial term.

NASCAR License Agreement

   In April 1997, the Company entered into a licensing agreement and marketing alliance with NASCAR that gives the Company the non-exclusive right to use the "NASCAR" name and logo on all of its products and product packaging as well as on related sales, marketing, and promotional materials. The licensing arrangement became effective immediately for all of the Company's products other than die-cast products. Beginning on January 1, 1998, the Company also will have the right to include the NASCAR name and logo on its die-cast products, packaging, and related materials. Under the NASCAR license, the Company will be an official licensee of the "NASCAR 50th Anniversary" program and intends to develop several product lines in connection with that promotion. In addition, the Company and NASCAR currently are working together to develop other promotional programs targeted at many of NASCAR's corporate sponsors.

COMPETITION

   The motorsports collectible and consumer product industry is extremely competitive. The Company competes with major domestic and international companies, some of which have greater market recognition and substantially greater financial, technical, marketing, distribution, and other resources than the Company possesses. The Company believes that Racing Champions, Inc.,
Revell-Monogram, Inc., and The ERTL Company, Inc. constitute its principal competitors in the die-cast collectible industry. The Company's motorsports apparel and souvenirs compete with similar products sold or licensed by drivers, owners, sponsors, and other licensors with which the Company currently does not have licenses as well as with sports apparel licensors and manufacturers in general. Emerging companies also may increase their participation in these markets. The Company's promotional products compete for advertising dollars against other specialty advertising programs and media, such as television, radio, newspapers, magazines, and billboards.

   The Company believes that its relationships and licenses with top race car drivers, car owners, and other popular licensors represent a significant advantage over its competitors in the motorsports collectible and consumer products industry. The Company strives to expand and strengthen these relationships and to develop opportunities to market innovative licensed collectible and consumer products that appeal to motorsports enthusiasts. The ability of the Company to compete successfully depends on a number of factors both within and outside its control, including the quality, features, pricing, and diversity of its products; the quality of its customer services; its ability to recognize industry trends and anticipate shifts in consumer demands; its success in designing and marketing new products; the availability of adequate sources of manufacturing capacity and the ability of its third-party manufacturers to meet delivery schedules; its efficiency in filling customer orders; the continued popularity of the motorsports personalities with whom the Company has licensing arrangements; its ability to renew existing licensing arrangements and enter into new licensing arrangements; its ability to develop and maintain effective marketing programs that enable it to sell its products to motorsports enthusiasts; product introductions by the Company's competitors; the number, nature, and success of its competitors in a given market; and general market and economic conditions.

BACKLOG

   The Company accepts orders from members of its Collectors' Club in advance of the arrival of certain collectible products from the manufacturers. The Company had outstanding orders for approximately $7.1 million of such products as of March 31, 1997.

TRADEMARKS AND PATENT RIGHTS

   Although the Company's business historically has not depended on trademark or patent protection, the Company recognizes the increasing value of its various trade names and marks. The Company is taking steps designed to protect, maintain, and increase the value of its trade names and marks. The Company does, however, license valuable trademarks and other rights from third parties. See "Business -- Licenses."

INSURANCE

   The Company maintains a $2.0 million product liability insurance policy to cover the sale of its die-cast and other products. The Company maintains an additional $5.0 million in commercial umbrella liability coverage. The Company also maintains a $6.0 million insurance policy to cover its molds and dies located at its third-party manufacturer in China and a $5.0 million insurance policy to cover lost revenue in the event of certain interruptions of business with its overseas manufacturer of die-cast collectibles. The Company believes its insurance coverage is adequate.

LITIGATION AND ENVIRONMENTAL MATTERS

   On May 17, 1993, the state of Arizona (the "State") instituted a lawsuit against the Company and 29 other defendants in the United States District Court for the District of Arizona. The State seeks recovery of certain clean-up costs under federal and state environmental laws. Specifically, the State seeks recovery of expenses that it has incurred to date for an environmental investigation and clean-up of property formerly used as a site for recycling hazardous wastes. The State alleges that the property has been contaminated with hazardous substances. In addition, the State seeks a declaratory judgment that the Company and the other defendants are jointly and severally liable for all future costs incurred by the State for investigative and remedial activities, and seeks a mandatory permanent injunction requiring the Company to undertake appropriate assessment and remedial action at the property. The State has not specified the amounts it seeks to collect from the Company. The State alleges that F.W. Leisure Industries, Inc. and/or F.W. & Associates, Inc. were predecessors of the Company that produced and arranged for the transportation of hazardous substances to the property involved in the lawsuit. The Company is defending this lawsuit on various bases including that F.W. Leisure Industries, Inc. and/or F.W. & Associates, Inc. were not predecessors of the Company and that neither the Company nor any predecessor of the Company has ever produced or transported hazardous substances as alleged by the State. The State has settled a portion of its claims with respect to a large number of the other defendants to the lawsuit. The Company is not a party to that settlement. On February 1, 1995, a number of the defendants that agreed to the settlement with the State were granted leave to file, and subsequently did file a cross-claim against the Company seeking indemnity from the Company based on the same predecessor liability theory asserted by the State. The parties have conducted discovery limited to the issue of any defendant's status as a responsible party and regarding the Company's status as a successor corporation. On March 25, 1997, the Court ruled that under federal environmental law the Company would be treated as the successor to F.W. & Associates, Inc., and/or F.W. Leisure Industries, Inc. The Company may appeal this ruling at the appropriate time. Discovery is now ongoing with regard to the merits of the underlying environmental claims and the amount of those claims. The Company currently estimates the potential range of loss to be between $400,000 and $800,000 in the event that its defense proves unsuccessful. The Company has made no provision in its financial statements with respect to this matter.

   A lawsuit, purportedly on behalf of Action Products, Inc. ("API"), a dissolved Arizona corporation, was instituted on December 22, 1995 against the Company, Fred W. Wagenhals, and others in the United States District Court for the District of Arizona. The complaint requests damages, including punitive and treble damages in an unspecified amount. The complaint alleges that the Company, Mr. Wagenhals, and others breached contractual and other duties to API and appropriated certain business opportunities of API and further claims that these activities were part of a fraudulent scheme. In June 1997, the Company, Mr. Wagenhals, the other defendants, and the plaintiff reached an agreement to settle the lawsuit. The proposed settlement provides for a $4.9 million payment by the Company to the plaintiff and the execution of mutual releases. In connection with the proposed settlement, Mr. Wagenhals has waived any claims that he may have to the settlement proceeds as an approximately 20% shareholder of API. The settlement is subject to several conditions, including approval by the Company's Board of Directors, the execution of final documentation, and court approval.

   On March 4, 1997, two class action lawsuits were filed against the Company and approximately 28 other defendants in the United States District Court for the Northern District of Georgia. The lawsuits allege that the defendants engaged in price fixing and other anti-competitive activities in violation of federal anti-trust laws. The Company has been named as a defendant based upon actions alleged to have been taken by Sports Image, Inc. and Creative Marketing & Promotions, Inc. prior to the Company's acquisitions of those entities. The plaintiffs have requested injunctive relief and monetary damages of three times an unspecified amount of damages that the plaintiffs claim to have actually suffered. A motion to consolidate these lawsuits into one action currently is pending. The Company intends to vigorously defend these lawsuits.

   On June 4, 1997, Petty Enterprises, Inc. Licensing Division filed a lawsuit against the Company and Fred W. Wagenhals in the General Court of Justice for Randolph County, North Carolina (Case No. 97 CVS 1070). The complaint alleges that the Company engaged in activities that resulted in trademark infringement, fraud, unfair competition, marketing unlicensed products, misappropriation of business opportunities, breach of contract, unjust enrichment, conversion, and violations of the North Carolina Unfair and Deceptive Trade Practices Act and the Lanham Act. In particular, the plaintiff alleges that the Company manufactured and sold products in quantities greater than the amounts permitted under certain license agreements, manufactured and sold certain products for which it did not have licenses, misrepresented the number of licensed products actually manufactured and sold, and underpaid royalties to the licensors. The complaint also alleges that these acts constitute a pattern of improper activity. The complaint requests an unspecified amount of actual damages plus treble and punitive damages, as well as injunctive relief. The Company intends to vigorously defend this lawsuit.

EMPLOYEES

   As of May 30, 1997, the Company employed 222 persons, of whom 220 were employed full-time. The Company has experienced no work stoppages and is not a party to a collective bargaining agreement. The Company believes that it maintains good relations with its employees.

PROPERTIES

   The Company leases a facility in Tempe, Arizona, containing approximately 46,000 square feet. The Company uses approximately 18,000 square feet of the facility for offices and 28,000 square feet for warehouse space and packaging operations. The term of the lease expires in December 2003. Fred W. Wagenhals, Chairman of the Board, President, and Chief Executive Officer of the Company, currently owns a one-third interest in F.W. Investments, a partnership that owns this facility. The Company believes that the lease payments for this facility are comparable to an amount it would pay to an unaffiliated party for comparable space.

   The Company has entered into a lease for a newly constructed, approximately 140,000 square foot building in Phoenix, Arizona. The initial term of the lease is 10 years with a scheduled commencement date of August 15, 1997. The Company has two options to extend the term for five years each. Upon completion of the development of this facility by the Company, the Company plans to vacate its existing Tempe, Arizona facility and move its executive offices, warehouse space, and packaging operations to the new facility. The Company currently is seeking to sublease the Tempe facility, but there can be no assurance that it will be able to do so on favorable terms or at all.

   The Company also leases a 25,000 square foot facility in Charlotte, North Carolina. The Company uses approximately 5,000 square feet of the Charlotte facility for offices and approximately 20,000 square feet for warehouse space and packaging operations. The term of the lease for the Charlotte facility expires in April 1998. The Company also leases approximately 10,000 square feet of off-site storage space in Concord, North Carolina. The Company anticipates that it will enter into a lease for a new facility in Concord, North Carolina to replace its current facilities in that area.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

   The following table sets forth certain information regarding the directors and executive officers of the Company.

          NAME         AGE                     POSITION HELD
---------------------- --- -----------------------------------------------------
Fred W. Wagenhals  ... 55  Chairman of the Board, President, and Chief Executive
                             Officer
Tod J. Wagenhals ..... 33  Executive Vice President, Secretary, and Director
Christopher S. Besing  36  Vice President, Chief Financial Officer, Treasurer,
                             and Director
Joseph M. Mattes ..... 38  Vice President and Director
Melodee L. Volosin ... 33  Director of Wholesale Division and Director
John S. Bickford ..... 50  Director
Jack M. Lloyd ........ 47  Director
Robert H. Manschot ... 53  Director

   Fred W. Wagenhals has served as Chairman of the Board, President, and Chief Executive Officer of the Company since November 1993 and served as Chairman of the Board and Chief Executive Officer from May 1992 until September 1993 and as President from July 1993 until September 1993. Mr. Wagenhals co-founded Racing Champions, Inc. in April 1989 and served as a director of that company until April 1993. From October 1990 until May 1992, Mr. Wagenhals served as Chairman of the Board and Chief Executive Officer of Race Z, Inc. and Action Performance Sales, Inc. ("APS"), which were engaged in sales of promotional products and collectible items related to the racing industry.

   Tod J. Wagenhals has served as Executive Vice President of the Company since July 1995, as a director of the Company since December 1993, and as Secretary of the Company since November 1993. Mr. Wagenhals served as a Vice President of the Company from September 1993 to July 1995. Mr. Wagenhals served in various marketing capacities with the Company from May 1992 until September 1993 and with APS from October 1991 until May 1992. Mr. Wagenhals was National Accounts Manager of Action Products, Inc. from January 1989 to October 1991. Mr. Wagenhals is the son of Fred W. Wagenhals.

   Christopher S. Besing has served as a Vice President and the Chief Financial Officer of the Company since joining the Company in January 1994, as a director of the Company since May 1995, and as Treasurer of the Company since February 1996. Prior to joining the Company, Mr. Besing held several financial and accounting positions with Orbital Sciences Corporation ("OSC") from September 1986 to December 1993, most recently as Director of Accounting and Controller of OSC's Launch Systems Group in Chandler, Arizona. Prior to joining OSC, Mr. Besing was employed as an accountant with Arthur Andersen & Co. from January 1985 to August 1986. Mr. Besing is a Certified Public Accountant.

   Joseph M. Mattes has served as a Vice President and a director of the Company since December 1996. Mr. Mattes also serves as President of the Company's wholly owned subsidiary, Sports Image, Inc. Mr. Mattes served as President of the predecessor of Sports Image from January 1995 until the Company's acquisition of its business in November 1996. From 1985 through December 1994, Mr. Mattes served at various times as Controller, Director of Purchasing, Plant Manager, and Executive Vice President of Operations of Carlisle Plastics, Inc., a $140 million per year injection molding company.

   Melodee L. Volosin has served as the Director of the Company's Wholesale Division since May 1992 and has been a director of the Company since January 1997. Ms. Volosin's duties include managing all of the Company's wholesale distribution of die-cast collectibles and other products, including advertising programs and budgeting. From 1983 to May 1992, Ms. Volosin served in various marketing capacities with Action Products, Inc. and its predecessors.

   John S. Bickford has served as a director of the Company since January 1997. Mr. Bickford has served as President of Bickford Motorsports, Inc., which provides consulting and special project coordination services to race car drivers, car owners, and other businesses, from 1990 to the present. Mr. Bickford also publishes Racing for Kids magazine. From 1976 to the present, Mr. Bickford has served as President of MPD Racing Products, Inc., which manufactures race car parts for distribution through speed shops and high-performance engine shops. Mr. Bickford served as Vice President and General Manager of Jeff Gordon, Inc., from 1990 to 1995. Mr. Bickford currently serves as a director of Equipoise Balancing, Inc., a privately held company. Mr. Bickford currently serves as a consultant to the Company. See "Management -- Employment and Consulting Agreements."

   Jack M. Lloyd has served as a director of the Company since July 1995. Mr. Lloyd has served as the President and Chief Executive Officer of DenAmerica Corp., a publicly held corporation that is the largest franchisee of Denny's restaurants in the United States and owns and franchises Black-eyed Pea restaurants, since March 1996 and as Chairman of the Board of DenAmerica Corp. since July 1996. Mr. Lloyd served as the Chairman of the Board and Chief Executive Officer of Denwest Restaurant Corp. ("Denwest"), the second largest franchisee of Denny's restaurants in the United States, from 1987 until its merger with DenAmerica Corp. in March 1996. Mr. Lloyd also served as President of Denwest from 1987 until November 1994. Mr. Lloyd engaged in commercial and residential real estate development and property management as president of First Federated Investment Corporation during the early and mid-1980s. Mr. Lloyd currently serves as a director of Masterview Window Company, a privately held company.

   Robert H. Manschot has served as a director of the Company since July 1995. Mr. Manschot currently serves as President and Chief Executive Officer of each of NVD Group and Seceurop Group in the Netherlands and engages in business consulting services and venture capital activities as Chairman of RHEM International Enterprises, Inc. Mr. Manschot served as President and Chief Executive Officer of Rural/Metro Corporation ("Rural/Metro"), a publicly held provider of ambulance and fire protection services, from October 1988 until March 1995. Mr. Manschot joined Rural/Metro in October 1987 as Executive Vice President, Chief Operating Officer and a member of its Board of Directors. Mr. Manschot was with the Hay Group, an international consulting firm, from 1978 until October 1987, serving as Vice President and a partner from 1984, where he led strategic consulting practices in Brussels, Asia, and the western United States. Prior to joining the Hay Group, Mr. Manschot spent 10 years with several leading international hotel chains in senior operating positions in Europe, the Middle East, Africa, and the United States. Mr. Manschot currently serves as a director of Samoth Capital Corporation, a publicly traded company, as Chairman of the Board of Securop U.K. Ltd., and as a director of LBE Technologies, Inc., Thomas Pride Development, Inc., and Arizona Sports, Inc., all of which are privately held companies.

   The Company's bylaws provide that the number of directors shall be fixed from time to time by resolution of the Board of Directors. All directors are elected at each annual meeting of the Company's shareholders and hold office until the next annual meeting of shareholders or until their successors have been elected and qualified, or until their earlier resignation or removal. The Board of Directors elects the Company's officers, who hold office until their successors have been elected and qualified or until their earlier resignation or removal.

   Fred W. Wagenhals served as President of Action Products, Inc. ("API") from its inception in September 1986 until his resignation in October 1990 and as a director from September 1986 until his resignation in December 1992. API's principal creditor declared API in default and installed a receiver to manage API's operations in November 1991. The creditor took possession of all operating assets of API in May 1992 in partial satisfaction of API's debt and thereafter sold such assets to the Company. See "Business -- Litigation and Environmental Matters."

DIRECTORS' COMPENSATION

   Employees of the Company do not receive compensation for serving as members of the Company's Board of Directors. Independent directors receive $2,500 for each meeting attended in person. All directors are reimbursed for their expenses in attending meetings of the Board of Directors. Directors who are employees of the Company are eligible to receive stock options pursuant to the Company's 1993 Stock Option Plan. Pursuant to the 1993 Plan, each non-employee director of the Company receives an automatic grant of options to acquire 10,000 shares of Common Stock on the date of his or her election or appointment as a director. Non-employee directors also receive an automatic grant of options to purchase 8,000 shares of Common Stock on the date of the meeting of the Board of Directors held immediately after each subsequent annual meeting of the shareholders of the Company. See "Management -- 1993 Stock Option Plan."

EXECUTIVE COMPENSATION

   The following table sets forth certain information concerning the compensation for the fiscal years ended September 30, 1994, 1995, and 1996 earned by the Company's Chief Executive Officer and by the Company's other executive officers whose cash salary and bonus exceeded $100,000 during fiscal 1996 (the "Named Officers"). No other officer of the Company received compensation of $100,000 or more during fiscal 1996.

                          SUMMARY COMPENSATION TABLE

                                                                          LONG TERM
                                                                        COMPENSATION
                                                                        ------------
                                                                           AWARDS
                                                                        ------------
                                                 ANNUAL COMPENSATION      SECURITIES     ALL OTHER
                                                ---------------------     UNDERLYING    COMPENSATION
    NAME AND PRINCIPAL POSITION        YEAR     SALARY($)(1) BONUS($)   OPTIONS(#)(2)      ($)(3)
-----------------------------------    ----     ------------ --------   -------------   ------------
Fred W. Wagenhals ..................   1996      $250,000    $75,000            --         $4,854
  Chairman of the Board, President,    1995       164,423     23,000        50,000          3,173
  and Chief Executive Officer          1994       150,000         --        40,000             --

Tod J. Wagenhals ...................   1996      $ 75,000    $26,000        20,000         $1,832
  Executive Vice President,            1995        59,596      8,000        50,000          1,247
  Secretary, and Director              1994        43,345         --        40,000             --

Christopher S. Besing ..............   1996      $ 75,000    $26,000        20,000         $1,572
  Vice President, Chief Financial      1995        71,250     10,000        50,000          1,425
  Officer, Treasurer, and Director     1994        45,000         --        80,000             --

----------
(1) Messrs. Wagenhals, Wagenhals, and Besing also received certain perquisites, the value of which did not exceed 10% of their salary and bonus during fiscal 1996.
(2) The exercise price of all stock options granted were equal to the fair market value of the Company's Common Stock on the date of grant.
(3) Amounts shown for fiscal 1996 represent matching contributions made by the Company to the Company's 401(k) Plan.

   The Company offers its employees medical and life insurance benefits. The executive officers and other key employees of the Company, including directors who also are employees of the Company, are eligible to receive stock options under the Company's 1993 Stock Option Plan. See "Management -- 1993 Stock Option Plan." The Company does not have a long-term incentive plan or a defined benefit or actuarial plan and has never issued any stock appreciation rights.

   The following table provides information on stock options granted to the Company's Named Officers during the fiscal year ended September 30, 1996.

                        OPTION GRANTS IN LAST FISCAL YEAR
                                INDIVIDUAL GRANTS


                                                                               POTENTIAL REALIZABLE VALUE
                          NUMBER OF                                                AT ASSUMED ANNUAL
                         SECURITIES   % OF TOTAL                                  RATE OF STOCK PRICE
                         UNDERLYING     OPTIONS     EXERCISE                  APPRECIATION FOR OPTION TERM(2)
                           OPTIONS     GRANTED IN     PRICE                   -------------------------------
          NAME         GRANTED (#)(1) FISCAL YEAR    ($/SH)  EXPIRATION DATE      5%                   10%
----------------------  -------------------------- --------- ---------------  ---------             ---------
Fred W. Wagenhals  ...        --           --            --         --              --                   --
Tod J. Wagenhals .....    20,000         9.2%        $10.63     9/4/02          $72,270              $163,957
Christopher S. Besing     20,000         9.2%        $10.63     9/4/02          $72,270              $163,957

----------
(1) The options were granted at the fair value of the shares on the date of grant and have a six-year term. One-third of the options vest and become exercisable on each of the first, second, and third anniversaries of the date of grant.
(2) Potential gains are net of the exercise price, but before taxes associated with the exercise. Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future price of the Company's Common Stock. Actual gains, if any, on stock option exercises will depend upon the future market prices of the Company's Common Stock.

   The following table provides information on options exercised in the last fiscal year by the Company's Named Officers and the value of each such officer's unexercised options at September 30, 1996.

               AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                      OPTION VALUE AS OF SEPTEMBER 30, 1996

                                                         NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                        UNDERLYING UNEXERCISED         IN-THE MONEY OPTIONS
                                                       OPTIONS AT FISCAL YEAR-END(#)  AT FISCAL YEAR-END ($)(1)
                        SHARES ACQUIRED    VALUE      ---------------------------   ---------------------------
          NAME          ON EXERCISE (#) REALIZED ($)  EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
---------------------- ---------------  ------------  -----------   -------------   -----------   -------------
Fred W. Wagenhals  ....    -0-               -0-     290,000          -0-          $3,125,250        -0-
Tod J. Wagenhals ......    -0-               -0-     170,000       20,000          $1,784,380    $45,000
Christopher S. Besing . 40,000          $210,000      50,000       20,000          $  431,250    $45,000

----------
(1) Calculated based upon the closing price as reported on the Nasdaq National Market on September 30, 1996 of $12.875 per share.

RECENT GRANTS OF STOCK OPTIONS

   Subsequent to September 30, 1996, the Company granted options to acquire an aggregate of 220,250 shares of Common Stock. These options include options to acquire 50,000 shares of Common Stock at an exercise price of $14.875 per share,issued to Joseph M. Mattes on November 6, 1996, and 15,000, 10,000, 15,000, 10,000, 16,000, and 15,000 shares of Common Stock at an exercise price of $19.125 per share issued to Christopher S. Besing, John S. Bickford, Joseph
M. Mattes, Melodee L. Volosin, Fred W. Wagenhals, and Tod J. Wagenhals, respectively, on April 3, 1997. See "Management -- Employment and Consulting Agreements."

401(K) PROFIT SHARING PLAN

   In October 1994, the Company established a defined contribution plan (the "401(k) Plan") that qualifies as a cash or deferred profit sharing plan under Sections 401(a) and 401(k) of the Internal

Revenue Code of 1986, as amended (the "Internal Revenue Code"). Under the 401(k) Plan, participating employees may defer from 1% to 15% of their pre-tax compensation, subject to the maximum allowed under the Internal Revenue Code. The Company will contribute $0.50 for each dollar contributed by the employee, up to a maximum contribution of 2% of the employee's defined compensation. In addition, the 401(k) Plan provides that the Company may make an employer profit sharing contribution in such amounts as may be determined by the Board of Directors.

1993 STOCK OPTION PLAN

   The Company's 1993 Stock Option Plan, as amended (the "1993 Plan") provides for the granting of options to acquire Common Stock of the Company ("Options"), the direct granting of Common Stock ("Stock Awards"), the granting of stock appreciation rights ("SARs"), and the granting of other cash awards ("Cash Awards") (Stock Awards, SARs, and Cash Awards are collectively referred to herein as "Awards"). The 1993 Plan is intended to comply with Rule 16b-3 as promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") with respect to persons subject to Section 16 of the Exchange Act. The Company believes that the 1993 Plan is important in attracting and retaining executives and other key employees and constitutes a significant part of the compensation program for key personnel, providing them with an opportunity to acquire a proprietary interest in the Company and giving them an additional incentive to use their best efforts for the long-term success of the Company. The 1993 Plan will remain in effect until September 24, 2001.

   On September 4, 1996 and January 16, 1997, the Company's Board of Directors approved amendments to the 1993 Plan that, among other things, increased the number of shares of Common Stock issuable pursuant to the 1993 Plan from 2,000,000 to 2,750,000 shares. The Company's shareholders approved those amendments on April 3, 1997. As of June 18, 1997, an aggregate of 1,220,163 shares of the Company's Common Stock has been issued upon exercise of Options granted pursuant to the 1993 Plan, and there were outstanding Options to acquire an additional 1,111,220 shares of the Company's Common Stock.

   If any Option or SAR terminates or expires without having been exercised in full, stock not issued under such Option or SAR will again be available for the purposes of the 1993 Plan. If any change is made in the stock subject to the 1993 Plan, or subject to any Option or SAR granted under the 1993 Plan (through merger, consolidation, reorganization, recapitalization, stock dividend, split-up, combination of shares, exchange of shares, change in corporate structure, or otherwise), the 1993 Plan provides that appropriate adjustments will be made as to the maximum number of shares subject to the 1993 Plan and the number of shares and exercise price per share of stock subject to outstanding Options.

   Options and Awards may be granted only to persons ("Eligible Persons") who at the time of grant are either (i) key personnel, including officers and directors of the Company or its subsidiaries, or (ii) consultants and independent contractors who provide valuable services to the Company or to its subsidiaries. Options that are incentive stock options may only be granted to employees of the Company (or its subsidiaries). To the extent that granted Options are incentive stock options, the terms and conditions of those Options must be consistent with the qualification requirements set forth in the Internal Revenue Code. No employee of the Company may receive grants of Options or Awards representing more than 50 percent of the shares of Common Stock issuable under the 1993 Plan.

   The exercise prices, expiration dates, maximum number of shares purchasable, and the other provisions of the Options will be established at the time of grant. The exercise prices of Options that are not incentive stock options may not be less than 85% of the fair market value of the Common Stock at the time of the grant, and the exercise prices of incentive stock options may not be less than 100% (110% if the option is granted to a shareholder who at the time the option is granted owns stock possessing more than ten percent of the total combined voting power of all classes of stock of the Company) of the fair market value of the Common Stock at the time of the grant. Options may be granted for terms of up to ten years and become exercisable in whole or in one or more installments at such time as may be determined upon a grant of the Options. To exercise an Option, the optionholder will be required to deliver to the Company full payment of the exercise price for the shares as to which the option is being exercised. Generally, options can be exercised by delivery of cash, bank cashier's check or shares of Common Stock of the Company.

   Unless otherwise authorized by the Board of Directors in its sole discretion, Options granted under the 1993 Plan are nontransferable other than by will or by the laws of descent and distribution upon the death of the optionholder and, during the lifetime of the optionholder, are exercisable only by such optionholder. Unless the terms of the stock option agreement otherwise provide, in the event of the death or termination of the employment or services of the participant (but never later than the expiration of the term of the Option) Options may be exercised within a one-month period. If termination is by reason of disability, however, Options may be exercised by the optionholder or the optionholder's estate or successor by bequest or inheritance during the period ending one year after the optionholder's retirement (but not later than the expiration of the term of the option). Termination of employment at any time for cause immediately terminates all Options held by the terminated employee.

   The 1993 Plan includes an Automatic Program that provides for the automatic grant of stock options ("Automatic Options") to non-employee directors. Each non-employee director serving on the Board of Directors on the date the amendments to the 1993 Plan providing for the Automatic Program were approved by the Company's shareholders received Automatic Options to acquire 10,000 shares of Common Stock on that date, and each subsequently newly elected non-employee member of the Board of Directors will receive Automatic Options to acquire 10,000 shares of Common Stock on the date of his or her first appointment or election to the Board of Directors. In addition, Automatic Options to acquire 8,000 shares of Common Stock are automatically granted to each non-employee director at the meeting of the Board of Directors held immediately after each annual meeting of shareholders. All Automatic Options vest and become exercisable immediately upon grant. A non-employee member of the Board of Directors is not eligible to receive the 8,000-share Automatic Option grant if that option grant date is within 30 days of such non-employee member receiving the 10,000-share Automatic Option grant. The exercise price per share of Common Stock subject to Automatic Options granted under the 1993 Plan will be equal to 100% of the fair market value of the Company's Common Stock (as defined in the 1993 Plan) on the date such options are granted. The Company believes that the automatic grant of stock options to non-employee directors is necessary to attract, retain, and motivate independent directors.

   The Company also may grant Awards to Eligible Persons under the 1993 Plan. SARs entitle the recipient to receive a payment equal to the appreciation in market value of a stated number of shares of Common Stock from the price stated in the award agreement to the market value of the Common Stock on the date first exercised or surrendered. Stock Awards entitle the recipient to directly receive Common Stock. Cash Awards entitle the recipient to receive direct payments of cash depending on the market value or the appreciation of the Common Stock or other securities of the Company.

EMPLOYMENT AND CONSULTING AGREEMENTS

   In connection with the acquisition of the assets of Sports Image, the Company entered into a three-year employment agreement with Joseph M. Mattes, who served as the President of Sports Image prior to the acquisition. Under the terms of the employment agreement, Mr. Mattes serves as a Vice President of the Company and as the President of its Sports Image subsidiary at a salary of $225,000 per year. In addition, Mr. Mattes will be eligible to receive an annual bonus of up to $67,500, as determined by the Company's Board of Directors based upon factors that it deems relevant, including Mr. Mattes' performance. The Company also granted to Mr. Mattes five-year options to acquire 50,000 shares of the Company's Common Stock at an exercise price of $14.875 per share. Of the options granted, options to acquire 30,000 shares vested at the date of grant, options to acquire 10,000 shares will vest on November 8, 1997, and options to acquire the remaining 10,000 shares will vest on November 8, 1998.

   In connection with the acquisition of Motorsport Traditions, the Company also entered into a four-year consulting agreement with John Bickford pursuant to which Mr. Bickford provides consulting services with respect to representing the Company in the motorsports community, creating new marketing and promotional campaigns, and advising the Company with respect to the motorsports industry. The Company pays Mr. Bickford an annual fee of $100,000 for services provided in connection with the consulting agreement. Mr. Bickford became a director of the Company in January 1997. See "Management -- Directors and Executive Officers."

LIMITATION OF DIRECTORS' LIABILITY; INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES, AND AGENTS

   The Company's Restated Articles eliminate the personal liability of any director of the Company to the Company or its shareholders for money damages for any action taken or failure to take any action as a director of the Company, to the fullest extent allowed by the Arizona Business Corporation Act (the "Business Corporation Act"). Under the Business Corporation Act, directors of the Company will be liable to the Company or its shareholders only for (a) the amount of a financial benefit received by the director to which the director is not entitled; (b) an intentional infliction of harm on the Company or its shareholders; (c) certain unlawful distributions to shareholders; and (d) an intentional violation of criminal law. The effect of these provisions in the Restated Articles is to eliminate the rights of the Company and its shareholders (through shareholders' derivative suits on behalf of the Company) to recover money damages from a director for all actions or omissions as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (a) through (d) above. These provisions do not limit or eliminate the rights of the Company or any shareholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care.

   The Company's Restated Articles require the Company to indemnify and advance expenses to any person who incurs liability or expense by reason of such person acting as a director of the Corporation, to the fullest extent allowed by the Business Corporation Act. This indemnification is mandatory with respect to directors in all circumstances in which indemnification is permitted by the
Business Corporation Act, subject to the requirements of the Business Corporation Act. In addition, the Company may, in its sole discretion, indemnify and advance expenses, to the fullest extent allowed by the Business Corporation Act, to any person who incurs liability or expense by reason of such person acting as an officer, employee or agent of the Company, except where indemnification is mandatory pursuant to the Business Corporation Act, in which case the Company is required to indemnify to the fullest extent required by the Business Corporation Act.

                              CERTAIN TRANSACTIONS

   In November 1993, Fred W. Wagenhals advanced the Company $473,000. This advance was made to enable the Company to cover advance production costs on the manufacture of certain die-cast promotional programs. The Company issued a promissory note to Mr. Wagenhals in the amount of the advance, bearing interest at 8.0% per annum. As of September 30, 1994, the promissory note was paid in full.

   In November 1993, the Company entered into an agreement with Action Performance Sales, Inc., Fred W. Wagenhals, and Edward M. Topham and Bruce S. Gill, former officers and directors of the Company. The agreement was subsequently modified in March 1994. Pursuant to the modified agreement, (i) Mr. Wagenhals and his designees purchased 39,822 shares of the Company's Common Stock from Mr. Gill for $46,390, or $1.16 per share; (ii) the Company purchased and retired 560,178 shares of the Company's Common Stock from Mr. Gill for $653,610, or $1.16 per share; (iii) Mr. Gill's employment agreement with the Company, which provided for minimum compensation of $150,000 per year through July 1996, was cancelled except for certain non-competition covenants; (iv) Mr. Gill resigned as a director and officer of the Company and its subsidiaries; (v) options to purchase 200,000 shares of the Company's Common Stock at $2.75 per share held by Mr. Gill were cancelled; and (vi) the Company sold certain real and personal property located in Florida to Mr. Gill for approximately $31,300 and the assumption by Mr. Gill of a mortgage with a principal amount of approximately $23,344.

   Pursuant to the same agreement, (a) Mr. Topham's employment agreement with the Company, which provided for minimum compensation of $100,000 per year through December 1995, was cancelled except for certain non-competition covenants; (b) in January 1994 designees of Mr. Wagenhals purchased certain bonus rights and options to acquire 160,000 shares of the Company's Common Stock from Mr. Topham for $260,000; and (c) Mr. Topham agreed to assist the Company in certain matters relating to his former responsibilities as the Company's Chief Financial Officer for a period of not more than 60 days, for an amount equal to $100,000.

   In November 1993, the Company entered into an agreement with Fred W. Wagenhals and V. Andrew Gill, a former officer and director of the Company.
The agreement was subsequently modified in March

1994. Pursuant to the modified agreement, (1) Mr. Wagenhals and his designees purchased 36,978 shares of the Company's Common Stock from Mr. Gill for $40,010, or $1.08 per share; (2) the Company purchased and retired a total of 563,022 shares of the Company's Common Stock from Mr. Gill for $559,990 and the cancellation of Mr. Gill's promissory note in favor of the Company in the amount of $50,000, or $1.08 per share; (3) Mr. Gill's employment agreement with the Company, which provided for minimum compensation of $150,000 per year through July 1996, was cancelled except for certain non- competition covenants; (4) Mr. Gill resigned as an officer of the Company and its subsidiaries; and (5) options to acquire 200,000 shares of the Company's Common Stock at $2.75 per share held by Mr. Gill were cancelled. Mr. Gill resigned as a director of the Company on January 3, 1994.

   In December 1994, Fred W. Wagenhals advanced $300,000 to the Company in order to enable the Company to make certain advance royalty payments related to license agreements entered into by the Company for die-cast products to be marketed by the Company beginning in the second quarter of fiscal 1995. The Company issued a promissory note to Mr. Wagenhals for the advance, bearing interest, at 9% per annum, providing for monthly payment of accrued interest and calling for the payment of the principal no later than March 31, 1995. The Company repaid the note in full on February 9, 1995. The Company's prepaid expenses and other assets at September 30, 1995 included an advance of $50,000 to Mr. Wagenhals, which was repaid in fiscal 1996.

   The Company currently leases a building in Tempe, Arizona, containing approximately 46,000 square feet, for its corporate, administrative and sales offices, and warehouse facilities. Fred W. Wagenhals currently owns a one-third interest in F. W. Investments, a partnership that owns this facility. Prior to February 1994, the Company occupied a separate leased facility in Tempe, Arizona totalling approximately 47,000 square feet, which was utilized as offices and for manufacturing. F.W. Investments also owns this building facility. The Company paid F.W. Investments rent of approximately $171,000, $177,000, $177,000 and $109,000, respectively, during fiscal 1994, 1995 and 1996 and the first six months of fiscal 1997, respectively.

   In November 1996, the Company issued to the seller of Sports Image and persons affiliated with the seller an aggregate of 403,361 shares of Common Stock as a portion of the consideration paid for the assets of Sports Image. Joseph M. Mattes, who became an officer and director of the Company upon completion of the acquisition of Sports Image, received 15,000 shares of Common Stock as part of that transaction. All of the 403,361 shares issued in connection with the acquisition of Sports Image have been registered for resale pursuant to another registration statement. See "Description of Securities -- Registration Rights." The Company entered into a three-year employment agreement with Mr. Mattes in connection with the acquisition of Sports Image. See "Management -- Employment and Consulting Agreements."

   In connection with the acquisition of Motorsport Traditions, the Company entered into a consulting agreement with John S. Bickford. See "Management -- Employment and Consulting Agreements." Mr. Bickford became a director of the Company in January 1997.

                       PRINCIPAL AND SELLING SHAREHOLDERS

   The following table sets forth certain information regarding the shares of the Company's outstanding Common Stock beneficially owned as of June 18, 1997
(i) by each of the Company's directors and executive officers; (ii) by all directors and executive officers of the Company as a group; (iii) by each person who is known by the Company to own beneficially or exercise voting or dispositive control over more than 5% of the Company's Common Stock; and (iv) by each of the Selling Shareholders.

                                              SHARES BENEFICIALLY                    SHARES BENEFICIALLY
                                                OWNED PRIOR TO                           OWNED AFTER
                                                OFFERING(1)(2)        SHARES BEING      OFFERING(1)(2)
            NAME AND ADDRESS OF               ---------------------  REGISTERED FOR  --------------------
             BENEFICIAL OWNER                  NUMBER       PERCENT       SALE        NUMBER     PERCENT
----------------------------------------- --------------- ---------  --------------  ----------- --------
DIRECTORS AND EXECUTIVE OFFICERS
--------------------------------
Fred W. Wagenhals ........................ 2,654,000 (3)    18.9%      264,400        2,389,600   15.1%
Tod J. Wagenhals .........................   156,456 (4)     1.1%       15,600          140,856      *
Christopher S. Besing ....................    50,000 (5)       *             0           50,000      *
Joseph M. Mattes .........................    45,000 (6)       *             0           45,000      *
Melodee L. Volosin .......................    27,500 (7)       *             0           27,500      *
John S. Bickford .........................    17,143           *             0           17,143      *
Jack M. Lloyd ............................    26,000 (8)       *             0           26,000      *
Robert H. Manschot .......................    30,000 (9)       *             0           30,000      *
All directors and executive officers as a
 group (eight persons) ................... 3,006,099        21.0%      280,000        2,726,099   16.9%

OTHER SELLING SHAREHOLDER
-------------------------
CMC Enterprises Ltd.(10) .................   500,000         3.6%       50,000          450,000    2.9%

----------
Less than 1% of outstanding shares of Common Stock.

(1) Except as otherwise indicated, each person named in the table has sole voting and investment power with respect to all Common Stock beneficially owned by him, subject to applicable community property law. Except as otherwise indicated, each of such persons may be reached through the Company at 2401 West First Street, Tempe, Arizona 85251.
(2) The numbers and percentages shown include the shares of Common Stock actually owned as of June 18, 1997 and the shares of Common Stock which the person or group had the right to acquire within 60 days of such date. In calculating the percentage of ownership, all shares of Common Stock which the identified person or group had the right to acquire within 60 days of June 18, 1997 upon the exercise of options are deemed to be outstanding for the purpose of computing the percentage of the shares of Common Stock owned by such person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of Common Stock owned by any other person.
(3) Represents 2,364,000 shares of Common Stock and vested options to acquire 290,000 shares of Common Stock.
(4) Represents 1,456 shares of Common Stock and vested options to acquire 155,000 shares of Common Stock. Mr. Wagenhals is exercising options to acquire 15,600 shares of Common Stock and is selling such shares in this offering.
(5) Represents vested options to acquire 50,000 shares of Common Stock.
(6) Represents 15,000 shares of Common Stock and vested options to acquire 30,000 shares of Common Stock.
(7) Represents vested options to acquire 27,500 shares of Common Stock.
(8) Represents vested options to acquire 26,000 shares of Common Stock.
(9) Represents 4,000 shares of Common Stock and vested options to acquire 26,000 shares of Common Stock.
(10)The address of CMC Enterprises Ltd. ("CMC") is 23/F Block E-L, Superluck Industrial Centre (Phase 2), 57 Sha Tsui Road, Tsuan Wan, Hong Kong. CMC is an affiliate of Early Light International (Holdings) Ltd., which manufactures the Company's die-cast collectibles in China.

                            DESCRIPTION OF SECURITIES

   The Company's authorized capital consists of 25,000,000 shares of Common Stock, $0.01 par value and 5,000,000 shares of serial preferred stock, no par value (the "Serial Preferred Stock"). As of June 18, 1997, 13,738,235 shares of Common Stock and no shares of Preferred Stock were issued and outstanding. An additional 1,529,837 shares of Common Stock may be issued upon exercise of options outstanding or available for issuance under the Company's 1993 Stock Option Plan. All of the currently issued and outstanding shares of Common Stock are, and all of the shares of Common Stock to be issued in this offering will be, fully paid and non-assessable.

COMMON STOCK

   Holders of shares of Common Stock are entitled to one vote for each share of Common Stock held of record on all matters submitted to a vote of the shareholders, other than the election of directors in which shareholders are entitled to cumulate their votes in accordance with Arizona law. Subject to the preferences of any outstanding preferred stock, each share of Common Stock is entitled to receive dividends as may be declared by the Company's Board of Directors out of funds legally available. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment in full of all creditors of the Company and the liquidation preferences of any outstanding shares of preferred stock.

SERIAL PREFERRED STOCK

   The Serial Preferred Stock may be issued in such series and denominations as deemed advisable by the Company's Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue Serial Preferred Stock with dividend, liquidation, conversion, voting, or other rights that could adversely affect the voting power or other rights of holders of the Common Stock. In the event of issuance, the Serial Preferred Stock could be utilized, under certain circumstances, as a method of discouraging, delaying, or preventing a change in control of the Company. The Company does not currently intend to issue any shares of Serial Preferred Stock.

SENIOR NOTES DUE JANUARY 2, 1999

   On January 2, 1997, the Company issued an aggregate of $20.0 million principal amount of Senior Notes to three insurance companies. The Senior Notes bear interest at the rate of 8.05% per annum, provide for semi-annual payments of accrued interest, and mature on January 2, 1999. The Company may not prepay the Senior Notes prior to maturity, but will be required to offer to redeem the Senior Notes in the event of a "Change of Control" of the Company, as defined in the Senior Notes. The Senior Notes contain certain provisions that, among other things, require the Company to comply with certain financial ratios and net worth requirements and limit the ability of the Company and its subsidiaries to incur additional indebtedness, to sell assets, or to engage in certain mergers on consolidations. The Senior Notes are guaranteed by Sports Image and Motorsport Traditions.

REGISTRATION RIGHTS

   In connection with the acquisition of Sports Image, the Company entered into a registration agreement with the sellers of Sports Image. The registration agreement grants the holders of the shares issued to the sellers of Sports Image the right to one "demand" registration as well as "piggyback" registration rights. In connection with the acquisition of Motorsport Traditions, the Company entered into two registration agreements with the sellers of Motorsport
Traditions. These agreements require the Company to file a registration statement covering the shares issued to the sellers of Motorsport Traditions and to use its best efforts to cause the registration statement to become effective as soon as practicable and to remain effective until December 31, 1999. In addition, the registration agreements grant the holders of the shares issued to the sellers of Motorsport Traditions "piggyback" registration rights. In connection with the sale of shares of Common Stock to Hasbro, the Company agreed to use its best efforts to file a registration statement covering such shares and to cause the registration statement to become effective and to remain effective until January 16, 2000. In March 1997, the Company filed a registration statement and caused that registration statement to be declared effective in order to satisfy the Company's obligations to register the shares covered by the registration agreements described above.

ARIZONA CORPORATE TAKEOVER ACT AND CERTAIN CHARTER PROVISIONS

   The Company is subject to the provisions of Arizona Revised Statutes Sections 10-2701 et. seq. (the "Arizona Corporate Takeover Act"). The Arizona Corporate Takeover Act and certain provisions of the Company's Restated Articles and Restated Bylaws, as summarized in the following paragraphs, may have the effect of discouraging, delaying, or preventing hostile takeovers (including those that might result in a premium over the market price of the Company's Common Stock), or discouraging, delaying, or preventing changes in control or management of the Company.

Arizona Corporate Takeover Act

   Article 1 of the Arizona Corporate Takeover Act is intended to restrict "greenmail" attempts by prohibiting the Company from purchasing any shares of its capital stock from any beneficial owner of more than 5% of the voting power of the Company (a "5% Owner") at a per share price in excess of the average market price during the 30 trading days prior to the purchase, unless (i) the 5% Owner has beneficially owned the shares to be purchased for a period of at least three years prior to the purchase; (ii) a majority of the Company's shareholders (excluding the 5% Owner, its affiliates or associates, and any officer or director of the Company) approves the purchase; or (iii) the Company makes the offer available to all holders of shares of its capital stock.

   Article 2 of the Arizona Corporate Takeover Act is intended to discourage the direct or indirect acquisition by any person of beneficial ownership of shares of the Company (other than an acquisition of shares from the Company) that would, when added to other shares of the Company beneficially owned by such person, immediately after the acquisition entitle such person to exercise or direct the exercise of (a) at least 20% but less than 33 1/3 %, (b) at least 33 1/3 % but less than or equal to 50%, or (c) more than 50% of the voting power of the Company's capital stock (a "Control Share Acquisition"). The Arizona Corporate Takeover Act (1) gives the shareholders of the Company other than any person that makes or proposes to make a Control Share Acquisition (the "Acquiring Person") or the Company's directors and officers, the right to limit the voting power of the shares acquired by the Acquiring Person that exceed the threshold voting ranges described above, other than in the election of directors, and (2) gives the Company the right to redeem such shares from the Acquiring Person at a price equal to their fair market value under certain circumstances.

   Article 3 of the Arizona Corporate Takeover Act is intended to discourage the Company from entering into certain mergers, consolidations, share exchanges, sales or other dispositions of the Company's assets, liquidation or dissolution of the Company, reclassifications of securities, stock dividends, stock splits, or other distribution of shares, and certain other transactions (each a "Business Combination") with any Interested Shareholder (as defined below) or any of the Interested Shareholder's affiliates or for a period of three years after the date that the Interested Shareholder first acquired the shares of Common Stock that qualify such person as an Interested Shareholder, unless either the Business Combination or the Interested Shareholder's acquisition of shares is approved by a committee of the Company's Board of Directors (comprised of disinterested directors or other persons) prior to the date on which the Interested Shareholder first acquired the shares that qualify such person as an Interested Shareholder. In addition, Article 3 prohibits the Company from engaging in any Business Combination with an Interested Shareholder or any of the Interested Shareholder's affiliates after such three-year period unless (i) the Business Combination or acquisition of shares by the Interested Shareholder was approved by the Company's Board of Directors prior to the date on which the Interested Shareholder acquired the shares that qualified such person as an Interested Shareholder; (ii) the Business Combination is approved by the
Company's   shareholders   (excluding  the  Interested  Person  or  any  of  its
affiliates) at a meeting called after such three-year period; or (iii) the Business Combination satisfies each of certain statutory requirements. Article 3 defines an "Interested Shareholder" as any person (other than the Company and its subsidiaries) that either (a) beneficially owns 10% or more of the voting power of the outstanding shares of the Company, or (b) is an affiliate or associate of the Company and who, at any time within the three-year period preceding the transaction, was the beneficial owner of 10% or more of the voting power of the outstanding shares of the Company.

Certain Charter Provisions

   In addition to the provisions of the Arizona Corporate Takeover Act described above, the Company's Restated Articles and Restated Bylaws contain a number of provisions relating to corporate governance and the rights of shareholders. These provisions include (a) the authority of the Board of Directors to fill vacancies on the Board of Directors; (b) the authority of the Board of Directors to issue preferred stock in series with such voting rights and other powers as the Board of Directors may determine; (c) a provision that, unless otherwise prohibited by law, special meetings of the shareholders may be called only by the President of the Company, the Board of Directors, or by holders of not fewer than 10% of all shares entitled to vote at the meeting; and (d) a provision for cumulative voting in the election of directors, pursuant to Arizona law.

SHARES ELIGIBLE FOR FUTURE SALE

   Upon completion of this offering, the Company will have 15,523,835 shares of Common Stock outstanding, of which approximately 12,660,000 shares (including all of the shares sold in this offering) will be freely tradeable in the public market without restriction or further registration under the Securities Act unless held by an "affiliate" of the Company, as that term is defined in Rule 144 under the Securities Act. The approximately 2,864,000 remaining shares of Common Stock are "restricted securities," as that term is defined in Rule 144, and may be sold only in compliance with Rule 144, pursuant to registration under the Securities Act or pursuant to an exemption therefrom. Affiliates will be subject to certain of the resale limitations of Rule 144 as promulgated under the Securities Act.

   The Company's directors and executive officers (including two of the Selling Shareholders) have entered into lock-up agreements that restrict the sale of their shares of Common Stock during the 120-day period after the date of this Prospectus without the prior written consent of Montgomery Securities. The other Selling Shareholder has entered into a lock-up agreement that restricts the sale of its remaining 450,000 shares of Common Stock during the 90-day period after the date of this Prospectus without the prior written consent of Montgomery Securities. In addition, the Company has agreed that it will not issue, offer, sell, grant options to purchase, or otherwise dispose of any equity securities or any other securities convertible into or exchangeable for shares of Common Stock, other than upon exercise of outstanding stock options, during the 120-day period after the date of this Prospectus without the prior written consent of Montgomery Securities. See "Underwriting."

   In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including a person who may be deemed to be an "affiliate" of the Company as that term is defined under the Securities Act, is entitled to sell, within any three-month period, a number of shares beneficially owned by such person for at least one year in such amount that does not exceed the greater of (i) one percent of the then-outstanding shares of Common Stock (approximately 155,238 shares immediately after this offering) or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales under Rule 144 also are subject to certain other requirements relating to the manner of sale, notice, and the availability of current public information about the Company. However, a person who is not deemed to have been an affiliate at any time within the three months immediately prior to the date of sale, and who has beneficially owned his or her shares for at least two years is entitled to sell them without regard to the volume, manner of sale or notice requirements. Upon completion of this offering, an aggregate of approximately 2,101,000 shares currently held by certain officers and directors of the Company will be available for sale under Rule 144, subject to the lock-up agreements described above. In addition, the Company has registered approximately 762,000 outstanding restricted shares for resale pursuant to an effective registration statement. Sales of substantial amounts of Common Stock by shareholders of the Company under Rule 144 or otherwise, or even the potential for such sales, may have a depressive effect on the market price of the Common Stock.

   As of June 18, 1997, options to purchase a total of 1,111,220 shares of Common Stock were outstanding under the Company's 1993 Stock Option Plan. See "Management -- 1993 Stock Option Plan." The Company has filed registration statements under the Securities Act to register for offer and sale the 2,750,000 shares of Common Stock reserved for issuance pursuant to the exercise of stock options granted under the 1993 Plan. Shares issued upon the exercise of stock options granted under the 1993 Plan generally will be eligible for sale in the public market, subject to the lock-up agreements described above.

TRANSFER AGENT AND REGISTRAR

   The transfer agent and registrar for the Common Stock is American Stock Transfer and Trust Company, New York, New York.

                                  UNDERWRITING

   The Underwriters named below (the "Underwriters") have severally agreed, subject to the terms and conditions contained in the underwriting agreement by and among the Company, the Selling Shareholders, and the Underwriters (the "Underwriting Agreement"), to purchase from the Company and the Selling Shareholders the number of shares of Common Stock indicated below opposite their respective names, at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares of Common Stock if they purchase any.


                                                                        NUMBER
UNDERWRITER                                                            OF SHARES
-----------                                                            ---------

Montgomery Securities ......................................           1,050,000
Advest, Inc. ...............................................             525,000
Interstate/Johnson Lane Corporation ........................             525,000
                                                                       ---------
  Total ....................................................           2,100,000
                                                                       =========

   The Underwriters have advised the Company and the Selling Shareholders that the Underwriters propose initially to offer the shares of Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers a concession of not more than $0.84 per share and the Underwriters may allow, and such dealers may reallow, a concession of not more than $0.10 per share to certain other dealers. After the offering, the public offering price and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.

   The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 315,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial shares to be purchased by the Underwriters. To the extent that the Underwriters exercise this option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with the offering.

   The Underwriting Agreement provides that the Company and the Selling Shareholders will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriter may be required to make in respect thereof.

   The Company's directors and executive officers (including two of the Selling Shareholders) have agreed that, for a period of 120 days from the date of this Prospectus, they will not directly or indirectly sell, offer, contract or grant any option to sell, pledge, transfer, or otherwise dispose of any shares of Common Stock, options, or warrants to acquire Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock without the prior written consent of Montgomery Securities. The other Selling Shareholder has entered into a similar lock-up agreement that restricts the sale of its remaining 450,000 shares of Common Stock during the 90-day period after the date of this Prospectus without the prior written consent of Montgomery Securities. The Company has agreed that, for a period of 120 days after the date of this Prospectus, it will not issue, offer, sell, grant options to purchase or otherwise dispose of any of the Company's equity securities or any other securities convertible into or exchangeable for its Common Stock or other equity security, other than pursuant to outstanding options disclosed in this Prospectus, without the prior written consent of Montgomery Securities.

   The Underwriters are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock. If the Underwriters create a short position in the Common

Stock in connection with the offering (i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus) the Underwriters may reduce that short position by purchasing Common Stock in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

   In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. Neither the Company nor any of the Underwriters makes any representation or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL OPINIONS

   The validity of the Common Stock offered hereby will be passed upon for the Company by O'Connor, Cavanagh, Anderson, Killingsworth & Beshears, a professional association, Phoenix, Arizona. Certain members of such firm beneficially own 13,000 shares of the Company's Common Stock as of the date of this Prospectus. Certain legal matters will be passed upon for the Underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), Los Angeles, California.

                                     EXPERTS

   The consolidated financial statements of the Company as of September 30, 1995 and 1996 and for each of the three years in the period ended September 30, 1996 included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                              AVAILABLE INFORMATION

   The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, Seven World Trade Center, New York, New York 10048, and Chicago Regional Office, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the prescribed fees. The Commission also maintains a Web site that contains reports, proxy and information statements and other materials that are filed through the Commission's Electronic Data Gathering, Analysis, and Retrieval system. This Web site can be accessed at http://www.sec.gov.

                             ADDITIONAL INFORMATION

   The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act, with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information contained in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information regarding the Company and the shares of Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits which are a part thereof, which may be obtained upon request to the Commission and the payment of the prescribed fee. Material contained in the Registration Statement may be examined at the Commission's Washington, D.C. office and copies may be obtained at the Commission's Washington, D. C. office upon payment of prescribed fees. Statements contained in this Prospectus are not necessarily complete, and in each case reference is made to the copy of such contracts or documents filed as an exhibit to the Registration Statement, each such statement being qualified by this reference.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

   The Company hereby incorporates by reference in this Prospectus the following documents previously filed with the Commission pursuant to the Exchange Act: (i) the Company's Current Report on Form 8-K as filed by the Company on November 22, 1996 and as amended by Form 8-K/A as filed by the Company on January 13, 1997;
(ii) the Company's Current Report on Form 8-K as filed by the Company on January 23, 1997 and as amended by Form 8-K/A as filed by the Company on February 24, 1997; and (iii) the description of the Company's Common Stock contained in the Registration Statement on Form 8-A/A as filed with the Commission on June 14, 1995. The Current Report on Form 8-K as filed by the Company on November 22, 1996 and as amended by Form 8-K/A as filed on January 13, 1997, which is incorporated by reference herein, contains audited financial statements for Sports Image, Inc. as of and for the year ended December 31, 1995 and for the period from January 1, 1996 to November 7, 1996. The financial statements for Sports Image, Inc. for the year ended December 31, 1994 have been omitted as a result of the inability of the Company or Sports Image, Inc. to obtain financial records from the owners of the predecessor of Sports Image, Inc. In addition, the Company believes that the financial results of the predecessor of Sports Image, Inc. for the year ended December 31, 1994 are not representative of the current business operations of Sports Image, Inc. and would not provide meaningful or relevant information to investors.

   All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein prior to the date hereof shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

   The information relating to the Company contained in this Prospectus summarizes, is based upon, or refers to, information and financial statements contained in one or more of the documents incorporated by reference herein; accordingly, such information contained herein is qualified in its entirety by reference to such documents and should be read in conjunction therewith.

   The Company will furnish without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above that have been incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests should be directed to Action Performance Companies, Inc., 2401 West First Street, Tempe, Arizona 85281, (telephone (602) 894-0100), Attention: Secretary.

                       ACTION PERFORMANCE COMPANIES, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Report of Independent Public Accountants .................................   F-2

Consolidated Balance Sheets as of September 30, 1995 and 1996, and
  March 31, 1997 .........................................................   F-3

Consolidated Statements of Operations for the Years
  Ended September 30, 1994, 1995, and 1996, and the Six Months Ended
  March 31, 1996 and 1997 .................................................  F-4

Consolidated Statements of Shareholders' Equity for the Years
  Ended September 30, 1994, 1995, and 1996, and the Six Months
  Ended March 31, 1997 ....................................................  F-5

Consolidated Statements of Cash Flows for the Years
 Ended September 30, 1994, 1995, and 1996, and the Six Months Ended
 March 31, 1996 and 1997 ..................................................  F-6

Notes to Consolidated Financial Statements ................................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Action Performance Companies, Inc.:

We have audited the accompanying consolidated balance sheets of ACTION PERFORMANCE COMPANIES, INC. (an Arizona corporation) and subsidiaries as of September 30, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Action Performance Companies, Inc. and subsidiaries as of September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.


                                                      ARTHUR ANDERSEN, LLP


Phoenix, Arizona,
November 25, 1996, except with respect to matters discussed in Note 13 as to which the date is December 27, 1996.

                       ACTION PERFORMANCE COMPANIES, INC.
                           CONSOLIDATED BALANCE SHEETS

                                                                      SEPTEMBER 30,          MARCH 31,
                                                               -------------------------   ------------
                                ASSETS                             1995           1996          1997
                                                                   ----           ----          ----
                                                                                           (UNAUDITED)
CURRENT ASSETS:
 Cash ......................................................   $ 6,759,984   $ 4,983,382   $ 2,978,623
 Accounts receivable, net of allowance for doubtful accounts
  of $142,746, $256,324, and $895,140, respectively ........     4,057,124     7,496,988    11,965,253
 Inventories ...............................................     2,691,035     5,833,812    13,810,128
 Deferred income taxes .....................................       910,126     1,031,619     1,031,619
 Prepaid royalties .........................................     1,109,647     2,295,505     3,886,237
 Prepaid expenses and other assets .........................       566,803       739,723       784,773
                                                               -----------   -----------   -----------
   Total current assets ....................................    16,094,719    22,381,029    34,456,633
PROPERTY AND EQUIPMENT, at cost less accumulated
 depreciation of $1,671,102, $3,362,939, and $4,783,858,
 respectively ..............................................     5,768,215     8,188,441    12,451,260
GOODWILL, net of accumulated amortization of $0, $0,
 and $504,405, respectively ................................          --            --      33,310,042
NOTES RECEIVABLE, net of current portion ...................       947,092       902,412       934,542
DEPOSITS AND OTHER ASSETS ..................................       540,700       176,752       366,479
                                                               -----------   -----------   -----------
                                                               $23,350,726   $31,648,634   $81,518,956
                                                               ===========   ===========   ===========

                                  LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
 Accounts payable ..........................................   $ 1,623,219   $ 2,188,343   $ 6,489,336
 Accrued royalties and other accrued expenses ..............     1,232,022     1,577,567     4,021,589
 Line of credit ............................................          --            --       4,500,000
 Income taxes payable ......................................     1,317,343       521,547       243,052
                                                               -----------   -----------   -----------
  Total current liabilities ................................     4,172,584     4,287,457    15,253,977
LONG TERM DEBT:
 Notes payable .............................................          --            --      21,398,183
 Other long term debt ......................................       287,852       364,725       906,516
                                                               -----------   -----------   -----------
  Total long term debt .....................................       287,852       364,725    22,304,699
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
 Preferred stock, no par value, 5,000,000 shares authorized;
  500, 0, and 0 shares issued and outstanding, respectively              5          --            --

 Common stock, $.01 par value, 25,000,000 shares
  authorized; 11,221,408, 12,609,769, and 13,713,485 shares
  issued and outstanding, respectively .....................       112,214       126,098       137,135
 Additional paid-in capital ................................    16,852,308    18,991,296    31,938,922
 Retained earnings .........................................     1,925,763     7,879,058    11,884,223
                                                               -----------   -----------   -----------
  Total shareholders' equity ...............................    18,890,290    26,996,452    43,960,280
                                                               -----------   -----------   -----------
                                                               $23,350,726   $31,648,634   $81,518,956
                                                               ===========   ===========   ===========

          The accompanying notes are an integral part of these consolidated balance sheets.

                       ACTION PERFORMANCE COMPANIES, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                                      FOR THE SIX MONTHS ENDED
                                                       FOR THE YEARS ENDED SEPTEMBER 30,                        MARCH 31,
                                              -------------------------------------------------      ------------------------------
                                                  1994               1995              1996              1996              1997
                                              ------------       ------------      ------------      ------------      ------------
Sales:
 Collectibles ..........................      $ 12,802,295       $ 23,443,413      $ 40,903,590      $ 17,046,904      $ 23,521,573
 Apparel and souvenirs .................           142,722          1,190,068         1,961,345           725,328        18,333,520
 Promotional ...........................              --                 --           1,351,000              --           1,354,826
 Other .................................         3,924,110          1,497,734              --                --             267,759
                                              ------------       ------------      ------------      ------------      ------------
  Net sales ............................        16,869,127         26,131,215        44,215,935        17,772,232        43,477,678
Cost of sales ..........................        10,488,162         15,882,000        25,295,966        10,583,762        26,301,654
                                              ------------       ------------      ------------      ------------      ------------
Gross profit ...........................         6,380,965         10,249,215        18,919,969         7,188,470        17,176,024
Selling, general and
 administrative expenses ...............         5,808,058          6,118,978         9,266,397         3,966,700         9,750,462
                                              ------------       ------------      ------------      ------------      ------------
Income from operations .................           572,907          4,130,237         9,653,572         3,221,770         7,425,562
Interest income (expense)
 and other, net ........................          (164,345)            24,112           216,919           141,017          (750,287)
                                              ------------       ------------      ------------      ------------      ------------
Income before provision for
 income taxes ..........................           408,562          4,154,349         9,870,491         3,362,787         6,675,275
Provision for (benefit from)
 income taxes ..........................          (224,037)         1,384,500         3,917,196         1,345,115         2,670,110
                                              ------------       ------------      ------------      ------------      ------------
NET INCOME .............................      $    632,599       $  2,769,849      $  5,953,295      $  2,017,672      $  4,005,165
                                              ============       ============      ============      ============      ============
NET INCOME PER
 COMMON SHARE:
 Primary ...............................      $       0.08       $       0.27      $       0.46      $       0.16      $       0.29
                                              ============       ============      ============      ============      ============
Fully diluted ..........................      $       0.08       $       0.25      $       0.46      $       0.16      $       0.29
                                              ============       ============      ============      ============      ============
WEIGHTED AVERAGE
 SHARES
 OUTSTANDING:
 Primary ...............................         8,079,930         10,115,582        13,027,746        12,861,232        13,786,339
                                              ============       ============      ============      ============      ============
 Fully diluted .........................         9,639,946         11,570,046        13,069,380        12,948,412        13,799,126
                                              ============       ============      ============      ============      ============

                       The accompanying notes are an integral part of these consolidated financial statements.

                       ACTION PERFORMANCE COMPANIES, INC.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                              CONVERTIBLE
                                         COMMON STOCK       PREFERRED STOCK                             (ACCUMULATED
                                  ------------------------ -----------------   COMMON      ADDITIONAL     DEFICIT)
                                      SHARES                SHARES              STOCK        PAID-IN      RETAINED
                                      ISSUED      AMOUNT    ISSUED   AMOUNT   SUBSCRIBED     CAPITAL       EARNINGS        TOTAL
                                  ------------- ---------- -------- -------- ------------ ------------- --------------  ------------
BALANCE, September 30, 1993  .....  7,605,318    $ 76,053     --     $ --     $ 80,000     $ 7,064,496   $(1,476,685)   $ 5,743,864
Common stock issued in settlement
 with Alchem Corporation .........     35,222         352     --       --       --              96,511         --            96,863
Common stock issued upon exercise
 of employee options .............    233,306       2,333     --       --      (80,000)        276,266         --           198,599
Common stock issued in private
 placement offering ..............  1,123,200      11,232     --       --       --           1,364,107         --         1,375,339
Purchase and retirement of common
 stock ........................... (1,123,200)    (11,232)    --       --       --          (1,252,368)        --        (1,263,600)
Common stock subscribed in
 purchase of Fan Fueler, Inc. ....        --          --      --       --      125,000           --            --           125,000
Net income .......................        --          --      --       --       --               --          632,599        632,599
                                  ------------- ---------- -------- -------- ------------ ------------- --------------  ------------
BALANCE, September 30, 1994  .....  7,873,846    $ 78,738     --     $ --     $125,000     $ 7,549,012    $ (844,086)   $ 6,908,664
                                  ------------- ---------- -------- -------- ------------ ------------- --------------  ------------
Issuance of Class A Convertible
 Preferred Stock .................        --          --     500       5        --           1,999,995         --         2,000,000
Common stock issued upon
 conversion of debentures ........  1,485,676      14,858     --       --       --           2,433,610         --         2,448,468
Common stock issued under
 consulting agreement ............    200,000       2,000     --       --       --             248,000         --           250,000
Common stock issued for common
 stock subscribed ................    100,000       1,000     --       --     (125,000)        124,000         --             --
Common stock issued upon exercise
 of employee options .............    541,000       5,410     --       --       --           1,274,915         --         1,280,325
Tax benefit from employee
 stock options ...................        --          --      --       --       --             715,844         --           715,844
Redemption of warrants ...........        --          --      --       --       --            (403,683)        --          (403,683)
Common stock issued upon exercise
 of warrants .....................  1,020,886      10,208     --       --       --           2,910,615         --         2,920,823
Net income .......................        --          --      --       --       --                --       2,769,849      2,769,849
                                  ------------- ---------- -------- -------- ------------ ------------- --------------  ------------
BALANCE, September 30, 1995  ..... 11,221,408    $112,214    500     $ 5      $ --         $16,852,308   $ 1,925,763    $18,890,290
                                  ------------- ---------- -------- -------- ------------ ------------- --------------  ------------
Common stock issued upon exercise
 of warrants .....................    149,114       1,491     --       --       --             509,837         --           511,328
Common stock issued upon exercise
 of employee options .............    239,247       2,393     --       --       --             800,901         --           803,294
Common stock issued upon
 conversion of Class A
 Convertible Preferred Stock  ....  1,000,000      10,000   (500)     (5)       --              (9,995)        --             --
Tax benefit from employee
 stock options ...................        --          --      --       --       --             838,245         --           838,245
Net income .......................        --          --      --       --       --               --        5,953,295      5,953,295
                                  ------------- ---------- -------- -------- ------------ ------------- --------------  ------------
BALANCE, September 30, 1996  ..... 12,609,769    $126,098     --     $ --     $ --         $18,991,296    $7,879,058    $26,996,452
                                  ------------- ---------- -------- -------- ------------ ------------- --------------  ------------
Common stock issued upon exercise
 of options ......................    169,998       1,700     --       --       --             745,035         --           746,735
Common stock issued upon purchase
 of businesses ...................    746,218       7,462     --       --       --           9,604,636         --         9,612,098
Issuance of common stock .........    187,500       1,875     --       --       --           2,597,955         --         2,599,830
Net income .......................        --          --      --       --       --                 --      4,005,165      4,005,165
                                  ------------- ---------- -------- -------- ------------ ------------- --------------  ------------
BALANCE, March 31, 1997 .......... 13,713,485    $137,135     --     $ --     $ --         $31,938,922   $11,884,223    $43,960,280
                                  ============= ========== ======== ======== ============ ============= ==============  ============

                       The accompanying notes are an integral part of these consolidated financial statements.

                       ACTION PERFORMANCE COMPANIES, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                       FOR THE SIX MONTHS ENDED
                                                          FOR THE YEARS ENDED SEPTEMBER 30,                     MARCH 31,
                                                    ---------------------------------------------      ----------------------------
                                                       1994             1995             1996             1996             1997
                                                    -----------      -----------      -----------      -----------      -----------
Cash Flows from Operating Activities:
Net Income ..............................           $   632,599      $ 2,769,849      $ 5,953,295       $ 2,017,672    $ 4,005,165
  Adjustments to reconcile net income
    to net cash provided by
    (used in) operating activities:
  Depreciation and amortization .........               674,909          905,605        1,691,837           714,760      1,915,805
  Loss on sale of property and
    equipment ...........................                57,090             --               --                --             --
  Change in assets and liabilities:
    Accounts receivable .................            (1,641,037)      (1,400,060)      (3,439,864)       (1,213,978)     1,153,522
    Inventories .........................               (14,978)        (700,870)      (3,142,777)       (1,295,244)    (2,794,169)
    Deferred income taxes ...............              (224,037)          29,756          716,752              --             --
    Prepaid royalties ...................              (638,422)        (471,225)      (1,185,858)       (1,205,751)    (1,590,732)
    Prepaid expense and other assets ....               161,556         (471,162)         204,929          (363,550)      (171,366)
    Accounts payable ....................              (498,593)         859,039          565,124           321,928       (736,421)
    Income taxes payable ................                  --          1,317,343         (795,796)         (872,228)      (278,495)
    Accrued royalties and other
     accrued expenses ...................                31,067          137,756          292,862             4,868        981,956
                                                    -----------      -----------      -----------       -----------    -----------
    Net cash provided by (used
     in) operating activities ...........            (1,459,846)       2,976,031          860,504        (1,891,523)     2,485,265
Cash Flows used in Investing
 Activities:
  Acquisition of property and
    equipment ...........................            (1,715,470)      (3,024,359)      (3,879,033)       (2,377,549)    (3,635,416)
  Proceeds from the sale of property
    and equipment .......................               104,777             --               --                --          110,781
  Proceeds from the sale of mini
    vehicle assets ......................                  --            150,000             --                --             --
  Cash acquired in purchase of business .                  --               --               --                --        1,140,363
                                                    -----------      -----------      -----------       -----------    -----------
    Net cash used in investing activities            (1,610,693)      (2,874,359)      (3,879,033)       (2,377,549)    (2,384,272)
Cash Flows from Financing Activities:
  Borrowings on line of credit ..........                  --          2,894,725        5,221,898         3,235,599      4,378,583
  Payments on line of credit ............                  --         (2,894,725)      (5,221,898)       (3,235,599)    (5,278,583)
  Proceeds from issuance of common
    stock ...............................             1,573,938        4,170,993        1,314,622           867,513      3,346,565
  Issuance of Class A Convertible
    Preferred Stock .....................                  --          2,000,000             --                --             --
  Proceeds from issuance of convertible
    subordinated debentures .............             2,600,000             --               --                --             --
  Payments for repurchase and
    retirement of common stock ..........            (1,263,600)            --               --                --             --
  Proceeds from issuance of notes
    payable .............................               609,583             --               --                --             --
  Payments for redemption of warrants ...                  --           (403,683)            --                --             --
  Payments on notes payable .............            (1,158,748)        (265,859)            --                --       (4,419,984)
  Collections on notes receivable .......               214,994           69,012           31,979              --             --
  Principal payments on capital
   lease obligations and other ..........               (90,802)         (46,314)        (104,674)          (48,828)      (132,333)
                                                    -----------      -----------      -----------       -----------    -----------
    Net cash provided by (used
     in) financing activities ...........             2,485,365        5,524,149        1,241,927           818,685     (2,105,752)
                                                    -----------      -----------      -----------       -----------    -----------
  Increase (Decrease) in Cash ...........              (585,174)       5,625,821       (1,776,602)       (3,450,387)    (2,004,759)
  Cash, Beginning of Period .............             1,719,337        1,134,163        6,759,984         6,759,984      4,983,382
                                                    -----------      -----------      -----------       -----------    -----------
  Cash, End of Period ...................           $ 1,134,163      $ 6,759,984      $ 4,983,382       $ 3,309,597    $ 2,978,623
                                                    ===========      ===========      ===========       ===========    ===========

                       The accompanying notes are an integral part of these consolidated financial statements

                       ACTION PERFORMANCE COMPANIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           SEPTEMBER 30, 1995 AND 1996, AND MARCH 31, 1997 (Unaudited)

(1) THE COMPANY

OPERATIONS

   Action Performance Companies, Inc. (the "Company") designs and markets licensed motorsports products, including die-cast scaled replicas of motorsports vehicles, apparel, and souvenirs. The Company also develops promotional programs for sponsors of motorsports that feature the Company's die-cast replicas or other products and are intended to increase brand awareness of the products or services of the corporate sponsors. In addition, the Company represents popular race car drivers in a broad range of licensing and other revenue-producing opportunities, including product licenses, corporate sponsorships, endorsement contracts, and speaking engagements. The Company's motorsports collectibles and consumer products are manufactured by third parties, generally utilizing the Company's designs, tools, and dies.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

   The Company recognizes revenue upon shipment. Customer deposits received in advance of delivery are deferred and recognized when the related product is shipped.

USES OF ESTIMATES

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. In management's opinion, methodologies used to determine estimates are adequate and consistent with prior periods.

FAIR VALUE OF FINANCIAL INSTRUMENTS

   The carrying amounts of cash, accounts receivable, and accounts payable approximate fair value because of the short maturity of these financial instruments. Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

INVENTORIES

   Inventories are stated at lower of cost (first-in, first-out method) or market, and consist of the following at September 30, 1995 and 1996, and March 31, 1997:

                                      1995        1996         1997
                                 ----------  ----------  -----------
          Raw materials  ......  $  383,106  $  262,116  $ 1,902,282
          Finished goods ......   2,307,929   5,571,696   11,907,846
                                 ----------  ----------  -----------
                                 $2,691,035  $5,833,812  $13,810,128
                                 ==========  ==========  ===========

PROPERTY AND EQUIPMENT

   Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets, which range from three to ten years.

                       ACTION PERFORMANCE COMPANIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   SEPTEMBER 30, 1995 AND 1996, AND MARCH 31, 1997 (Unaudited) - (Continued)

   Property and equipment consist of the following at September 30, 1995 and 1996, and March 31, 1997:

                                         1995          1996          1997
                                         ----          ----          ----
Tooling and molds ................. $ 5,540,418   $ 8,189,730  $11,167,958
Furniture, fixtures and equipment     1,328,886     2,501,580     3,331,961
Autos and trucks ..................     244,279       342,142     1,908,301
Leasehold improvements ............     325,734       517,928       826,898
                                    -----------   -----------   -----------
                                      7,439,317    11,551,380    17,235,118
Less -- accumulated depreciation  .  (1,671,102)   (3,362,939)   (4,783,858)
                                    -----------   -----------   -----------
                                    $ 5,768,215   $ 8,188,441   $12,451,260
                                    ===========   ===========   ===========

   Maintenance and repairs of approximately $52,000, $55,000 and $64,000 for the years ended September 30, 1994, 1995 and 1996, respectively, are charged to expense as incurred. The cost of renewals and betterments that materially extend the useful lives of assets or increase their productivity are capitalized.

LICENSE AGREEMENTS

   Royalties paid under various licensing agreements are recorded as expense at the time the related sales are made.

RECLASSIFICATIONS

   Certain prior year amounts have been reclassified to conform to the 1996 presentation.

NET INCOME PER COMMON SHARE

   Net income per common share is computed based on the weighted average number of common shares and common share equivalents outstanding using the treasury stock method, except when common share equivalents have an antidilutive effect. All share amounts and per share data have been restated to reflect the two-for-one stock split effected as a stock dividend on May 28, 1996. The calculation of fully diluted net income per common share includes adjustments for interest expense and equivalent shares related to the 10% Convertible Subordinated Debentures, if dilutive, as follows:

                                                   YEARS ENDED SEPTEMBER 30,     SIX MONTHS ENDED MARCH 31,
                                            ------------------------------------  ------------------------
                                               1994         1995         1996        1996         1997
                                            ----------  -----------  -----------  -----------  -----------
SHARES
Weighted average number of common shares
 outstanding ..............................  7,753,246    9,086,976   11,789,362   11,341,864   13,234,930
Additional shares assuming conversion of:
 Stock options ............................    247,366      600,866      573,618      557,504      564,196
 Warrants .................................    153,658      598,562       39,733       49,044          --
 Convertible debentures ...................  1,485,676      783,642          --           --           --
 Preferred stock ..........................        --       500,000      666,667    1,000,000          --
                                            ----------  -----------  -----------  -----------  -----------
Weighted average shares outstanding  ......  9,639,946   11,570,046   13,069,380   12,948,412   13,799,126
                                            ==========  ===========  ===========  ===========  ===========
Net income ................................ $  632,599  $ 2,769,849  $ 5,953,295  $ 2,017,672  $ 4,005,165
Add:
 Interest expense on convertible debentures
 (assuming conversion) ....................    153,514      100,670          --           --           --
                                            ----------  -----------  -----------  -----------  -----------
Net income attributable to fully diluted
 weighted average shares outstanding  ..... $  786,113  $ 2,870,519  $ 5,953,295  $ 2,017,672  $ 4,005,165
                                            ==========  ===========  ===========  ===========  ===========
Fully diluted earnings per share .......... $     0.08  $      0.25  $      0.46  $      0.16  $      0.29
                                            ==========  ===========  ===========  ===========  ===========

ACCOUNTING PRONOUNCEMENTS NOT YET REQUIRED TO BE ADOPTED

   In fiscal 1997, the Company is required to adopt Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to

                       ACTION PERFORMANCE COMPANIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   SEPTEMBER 30, 1995 AND 1996, AND MARCH 31, 1997 (Unaudited) - (Continued)

be Disposed Of," issued by the Financial Accounting Standards Board. SFAS No. 121 requires that long-lived assets be reviewed for impairment whenever events or circumstances indicate that the carrying amount of the asset may not be recoverable. If the sum of the expected future cash flows (undiscounted and without interest charges) from an asset to be held and used in operations is less than the carrying value of the asset, an impairment loss must be recognized in the amount of the difference between the carrying value and the fair value. The Company does not believe that the adoption of SFAS No. 121 will have a material effect on the Company's financial position or results of operations.

   In fiscal 1997, the Company also is required to adopt SFAS No. 123, "Accounting for Stock Based Compensation." As permitted by SFAS No. 123, the Company will continue to account for transactions with its directors and employees pursuant to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123 requires companies that do not choose to account for the effects of stock based compensation in the financial statements to disclose the pro forma effects on earnings and earnings per share as if the fair value based method of accounting encouraged by SFAS No. 123 has been applied. The Company has not yet calculated the impact of these pro forma adjustments, since it is not required to do so.

INTERIM FINANCIAL INFORMATION

   The accompanying unaudited Consolidated Financial Statements as of March 31, 1997 and for the six months ended March 31, 1996 and 1997 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows for the periods presented have been made. The results of operations for the six-month period ended March 31, 1997 are not necessarily indicative of the operating results that may be expected for the entire year ending September 30, 1997.

(3) CREDIT AGREEMENT

   In March 1995, the Company signed an international letter of credit agreement with a foreign bank. The international letter of credit agreement provided the Company's supplier of die-cast collectible products with security for the Company's purchase orders, up to a limit of $3.5 million. The agreement also provided for an import cash line of credit of $1.0 million, which allowed the Company to finance its imports for up to 90 days from the date of shipment. As of September 30, 1995, there were no amounts outstanding on the import cash line of credit and there were purchase commitments of approximately $1.9 million.

   In May 1996, the Company entered into a new credit agreement with a foreign bank. The credit agreement provides the Company's overseas supplier of die-cast collectible products with security for the Company's purchase orders, up to a limit of $5.0 million, an increase of $1.5 million from the Company's previous agreement. The agreement also provides for an import cash line of credit of $1.0 million, which allows the Company to finance its imports for up to 90 days from the date of shipment. As of September 30, 1996, there were no amounts outstanding on the import cash line of credit. Total purchase commitments of approximately $3,327,000 at September 30, 1996, are secured by the assets of the Company. The credit facilities under the credit agreement will expire on January 31, 1997. See Note 13.

(4) SHAREHOLDERS' EQUITY

   All share amounts and per share data have been restated to reflect the two-for-one stock split effected as a stock dividend on May 28, 1996.

10% CONVERTIBLE SUBORDINATED DEBENTURES

   In January 1994, the Company completed a private placement of 83 units for $20,000 each, each unit consisting of $12,500 in principal amount of 10% Convertible Subordinated Debentures due December 31,

                       ACTION PERFORMANCE COMPANIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   SEPTEMBER 30, 1995 AND 1996, AND MARCH 31, 1997 (Unaudited) - (Continued)

1996 and 5,400 shares of Common Stock. In March 1994, the Company completed a private placement of 125 units for $20,000 each, each unit consisting of $12,500 in principal amount of 10% Convertible Subordinated Debentures due March 31, 1997 and 5,400 shares of Common Stock. The total proceeds from the private placements aggregated $4,160,000. Of this amount, the Company utilized $1,263,600 in March 1994 to purchase an aggregate of 1,123,200 shares of the Company's Common Stock from two individuals at an average price of $1.13 per share. All of the shares purchased by the Company were cancelled and new shares were issued in connection with the private placements described above.

   During the year ended September 30, 1995, the Company issued 1,485,676 shares of Common Stock upon conversion of an aggregate of $2.6 million of principal amount of 10% Convertible Subordinated Debentures (the "Debentures"), at a conversion price of $1.75 per share, including 1,014,272 shares issued upon conversion of an aggregate of $1,775,000 of principal amount of the Debentures that were outstanding in April 1995 when the Company announced that it would redeem all of the Debentures that remained outstanding on May 31, 1995, pursuant to the terms of the Debentures.

CONVERTIBLE PREFERRED STOCK

   In March 1995, the Company completed the sale of 500 shares of Class A Convertible Preferred Stock (the "Preferred Stock") to an affiliate of its principal manufacturer of die-cast collectibles, for a purchase price of $2.0 million. The sale was effected primarily as a long-term strategic transaction intended to align the interests of the manufacturer with those of the Company. The shares were converted into an aggregate of 1,000,000 shares of Common Stock during May 1996.

REDEMPTION OF WARRANTS

   On May 31, 1995, the Company redeemed an aggregate of 1,614,731 warrants to purchase shares of its Common Stock. The redemption price was $0.25 per warrant, or an aggregate payment of $403,683, pursuant to the terms of such warrants. Prior to the redemption, each warrant entitled the holder to purchase two shares of the Company's Common Stock at an exercise price of $3.75 per share. Certain holders of such warrants exercised warrants to purchase an aggregate of 163,670 shares of Common Stock prior to the redemption, resulting in total proceeds to the Company of approximately $613,000.

STOCK OPTIONS AND WARRANTS

   Under the Company's 1993 Stock Option Plan (the "Plan"), the Board of Directors may from time to time grant to key employees, consultants, and independent contractors who provide valuable services to the Company (i) incentive stock options and non-statutory stock options to purchase shares of the Company's Common Stock, (ii) stock appreciation rights, (iii) shares of the Company's Common Stock, or (iv) cash awards. The Plan also includes an automatic program providing for automatic grants of stock options to non-employee directors of the Company. The exercise price for all incentive stock options granted under the Plan may not be less than the fair market value of the Company's Common Stock on the date of the grant, except that the option price may not be less than 110% of the fair market value of the Company's Common Stock on the date of the grant in the case of incentive stock options granted to any person possessing more than 10% of the combined voting power of the Company's Common Stock or any parent or subsidiary corporation. In the case of non-statutory stock options, the exercise price may not be less than 85% of the fair market value of the Company's Common Stock on the date of the grant. Options granted under the Plan generally have a six-year term. Options that were granted prior to July 1995 are fully vested and exercisable. The option agreements for options granted beginning in July 1995 generally provide that one-third of the options vest and become exercisable on each of the first, second, and third anniversaries of the date of grant. A total of 2,000,000 shares of Common Stock may be issued pursuant to the Plan. On September 4, 1996, the Company's Board of Directors approved an amendment to increase the number of shares authorized for issuance pursuant to the Plan from 2,000,000 to 2,500,000 shares, subject to shareholder approval by September 4, 1997. The Plan expires in 2001.

                       ACTION PERFORMANCE COMPANIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   SEPTEMBER 30, 1995 AND 1996, AND MARCH 31, 1997 (Unaudited) - (Continued)

   The following summarizes the activity for the Plan at September 30, 1995 and 1996:

                                                    1995                        1996
                                         --------------------------- --------------------------
                                                          OPTION                      OPTION
                                            NUMBER       PRICE PER      NUMBER      PRICE PER
                                           OF SHARES       SHARE       OF SHARES      SHARE
                                         ----------- --------------- ----------- --------------
Options outstanding at beginning of
 year ..............................     1,252,000   $1.25 - $2.72   1,111,200   $1.25 - $ 5.25
Granted ............................       400,200   $4.25 - $5.25     234,700   $6.50 - $10.63
Cancelled ..........................            --            --        (1,600)  $5.25 - $ 5.25
Exercised ..........................      (541,000)  $1.69 - $2.72    (239,247)  $2.50 - $ 5.25
                                          ---------                   ---------
Options outstanding at end of year       1,111,200   $1.25 - $5.25   1,105,053   $1.25 - $10.63
Options available for grant  .......       103,800                     370,700
Options exerciseable at year end  ..     1,051,000                     867,274   $1.25 - $ 8.75

   During fiscal 1995 and 1996 the Company issued 541,000 and 239,247 shares of Common Stock upon the exercise of employee stock options, resulting in total proceeds to the Company of approximately $1,280,000 and $803,000, respectively.

   In addition to the options outstanding at September 30, 1995, the Company had warrants for the purchase of 149,114 shares of Common Stock at prices ranging from $3.30 to $3.75. During fiscal 1995 and 1996, the Company issued 1,020,886 and 149,114 shares of Common Stock upon the exercise of warrants, with total proceeds to the Company of approximately $2,291,000 and $511,000, respectively. There were no warrants outstanding at September 30, 1996.

(5) ACQUISITIONS AND DISPOSALS

ACQUISITION OF FAN FUELER, INC.

   In August 1994, the Company acquired certain assets and liabilities of Fan Fueler Inc. ("Fan Fueler") and began marketing Fan Fueler's product lines of licensed motorsports items that include drink bottles, key chains, and air fresheners. The purchase price for Fan Fueler consisted of 100,000 shares of the Company's Common Stock and the assumption of $396,603 in liabilities. The assets of Fan Fueler acquired by the Company consisted of $15,590 of cash, $203,602 of accounts receivable, $127,755 of inventory, $3,490 of deposits, and $105,279 of property, plant and equipment. The liabilities of Fan Fueler assumed by the Company consisted of $93,203 of accounts payable, $27,753 of accrued royalties, commissions and interest, $121,752 of notes payable, and $153,895 of notes payable to the affiliates of Fan Fueler. The notes payable assumed by the Company were either non-interest bearing or bore interest at rates of 6% to 18% and were repaid during fiscal 1995. The terms of the acquisition, including the valuation of the assets and liabilities of Fan Fueler acquired by the Company, were determined by negotiations between representatives of Fan Fueler and representatives of the Company. No affiliation existed between Fan Fueler and the Company at the time of the acquisition. This transaction was accounted for as a purchase.

DISPOSITION OF MINI VEHICLE ASSETS

   In January 1994, the Company sold to an unaffiliated third party substantially all of its inventory and fixed assets, exclusive of proprietary tooling and molds, related to the manufacture of its pedal, electric, and gas-powered mini vehicles. The terms of the purchase agreement (i) required the buyer to purchase certain equipment from the Company by issuing a note payable to the Company in the amount of $46,200, payable in 18 monthly installments beginning six months after the closing of the sale, and (ii) required the buyer to purchase existing inventory from the Company by issuing a note payable to the Company in the amount of $258,170, payable as the inventory was used in the manufacture of the Company's mini vehicles. As of September 30, 1995, the buyer had repaid the notes in full.

   Effective March 31, 1995, the Company sold certain of its assets related to its mini vehicle product line to Motorsports Promotions, Inc. ("MPI"), an unrelated company. The assets sold consisted primarily

                       ACTION PERFORMANCE COMPANIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   SEPTEMBER 30, 1995 AND 1996, AND MARCH 31, 1997 (Unaudited) - (Continued)

of accounts receivable, inventory, tooling, and equipment. The purchase agreement provided for total consideration of $1,324,712, consisting of $237,567 in cash, assumed liabilities of $52,891, and a promissory note for $1,034,254, subject to certain adjustments. Effective November 1995, the Company and MPI agreed to adjust the total consideration to be paid by MPI to $1,051,646. The Company recorded a non-operating gain of approximately $290,000 on this transaction in the second quarter of fiscal 1995. As a result of the purchase price adjustment described above, the Company reduced the gain such that no gain or loss was recorded on this transaction for fiscal 1995.

SALE OF M-CAR ASSETS

   On September 29, 1994, the Company sold the assets and liabilities related to its business of conducting M-Car Grand Prix Races to M-Car, Incorporated, an Arizona corporation. The total sale price for the M-Car operations was $125,000, consisting of cash of $20,000 and a three-year promissory note in the principal amount of $105,000, bearing interest at 9.75% per annum. The promissory note is secured by the assets sold to M-Car, Incorporated and by the personal guaranty of Robert Scott Tremonti, the shareholder of M-Car, Incorporated, and other individuals related to Mr. Tremonti. The terms of the sale, including the valuation of the assets and liabilities sold by the Company, were determined by negotiations between representatives of the Company and representatives of M-Car, Incorporated. Prior to the sale, Mr. Tremonti conducted sales and marketing services related to the Company's M-Car operations on a contractual basis with the Company. The contractual arrangement with Mr. Tremonti was terminated concurrently with the sale of the Company's M-Car operations.

(6) SUPPLEMENTAL CASH FLOW INFORMATION

   With respect to the acquisitions of Sports Image Inc., Motorsport Traditions Limited Partnership and Creative Marketing & Promotions, Inc., discussed in Notes 12, 13, and 14, non-cash financing, investing, and operating activities for the six months ended March 31, 1997 include (i) a $9,612,098 increase to common stock issued for the acquisitions; (ii) a $38,391,771 increase of debt and liabilities incurred or assumed in the acquisitions; and (iii) a $13,114,948 increase of assets, net of cash acquired in the acquisitions.

   Investing  activities for the six-month  period ended March 31, 1997 included
the  sale  of   approximately   $556,000  in  equipment  for  cash  proceeds  of
approximately $111,000 and notes receivable of approximately $445,000.

   Cash payments during the years ended September 30, 1994, 1995 and 1996 and during the six months ended March 31, 1996 and 1997 included interest of $112,758, $267,540, $79,358, $42,768, and $427,629, respectively, and income taxes of $4,309, $41,901, $3,991,740, $2,270,000, and $2,981,000, respectively.

   During the fiscal years ended 1995 and 1996, non-cash financing and investing
activities   included  assets   acquired  under  capital  lease   agreements  of
approximately $338,000 and $233,000, respectively.

   Non-cash financing and operative activities for the year ended September 30, 1996, include an increase to deferred income taxes and additional paid-in capital of approximately $838,000 related to tax benefits on various Common Stock options.

   Non-cash financing activities for the year ended September 30, 1996, include the issuance of 1,000,000 shares of the Company's Common Stock upon the conversion of all outstanding shares of Class A Convertible Preferred Stock.

   During the year ended September 30, 1995, financing activities included the conversion of an aggregate of $2,600,000 of principal amount of the Debentures into 1,485,676 shares of the Company's Common Stock.

   During the years ended September 30, 1994 and 1995, financing activities included the issuance of $80,000 and $125,000, respectively, of Common Stock in exchange for common stock subscribed.

   In August 1994, non-cash investing activities included the purchase of assets and assumption of liabilities of Fan Fueler in exchange for Common Stock subscribed valued at $125,000 (Note 5).

                       ACTION PERFORMANCE COMPANIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   SEPTEMBER 30, 1995 AND 1996, AND MARCH 31, 1997 (Unaudited) - (Continued)

   In fiscal 1994, non-cash investing activities included the sale of certain assets related to the Company's mini vehicle and M-Car operations in exchange for notes receivable of $304,370 and $105,000, respectively (Note 5).

   During the year ended September 30, 1994, financing activities included (i) the receipt of a promissory note in exchange for certain assets sold to the third-party manufacturer of the Company's mini vehicles, (ii) the issuance of Common Stock in exchange for $96,863 of trade payables, and (iii) the issuance of promissory notes in exchange for $84,757 of trade payables.

(7) RELATED PARTY TRANSACTIONS

   The Company currently leases a building in Tempe, Arizona, containing approximately 46,000 square feet, for its corporate, administrative and sales offices and warehouse facilities. Fred W. Wagenhals, a shareholder and officer of the Company, currently owns a one-third interest in F.W. Investments, a partnership that owns this facility. Prior to February 1994, the Company occupied a separate leased facility in Tempe, Arizona, totaling approximately 47,000 square feet, which was utilized as offices and for manufacturing. F.W. Investments also owns this building facility. The Company paid F.W. Investments rent of approximately $171,000 for the year ended September 30, 1994 and $177,000 in each of the fiscal years ended September 30, 1995 and 1996.

   In November 1993, Fred W. Wagenhals advanced the Company $473,000. The advance was made to enable the Company to cover advance production costs on the manufacture of certain die-cast promotional programs. The Company issued a promissory note to Mr. Wagenhals for the advance, bearing interest at 8% per annum. As of September 30, 1994, the promissory note was paid in full.

   In December 1994, Fred W. Wagenhals advanced $300,000 to the Company in order to enable the Company to make certain advance royalty payments related to license agreements entered into by the Company for die-cast products to be marketed by the Company beginning in the second quarter of fiscal 1995. The Company issued a promissory note to Mr. Wagenhals for the advance, bearing interest at 9% per annum, providing for monthly payment of accrued interest, and calling for the payment of the principal no later than March 31, 1995. The Company repaid the note in full on February 9, 1995. The Company's prepaid expenses and other assets at September 30, 1995 included an advance of $50,000 to Mr. Wagenhals, which was repaid in fiscal 1996.

(8) EMPLOYEE BENEFIT PLANS

   In October 1994, the Company established a defined contribution plan that qualifies as a cash or deferred profit sharing plan under Sections 401(a) and 401(k) of the Internal Revenue Code. The plan is available to substantially all domestic employees. Under the plan, participating employees may defer from 1% to 15% of their pre-tax compensation. The Company contributes fifty cents for each dollar contributed by the employee, with a maximum contribution of 2% of the employee's defined compensation. In addition, the plan provides for an annual employer profit sharing contribution in such amounts as the Board of Directors may determine. The Company expensed approximately $26,000 and $27,000 under the plan for the years ended September 30, 1995 and 1996, respectively.

   The Company has no other programs that require payment by the Company of post-employment benefits to current or retired employees.

(9) SIGNIFICANT CUSTOMER

   In fiscal 1994, the Company derived approximately 16% of its net sales from a promotional program with a major oil company.

(10) INCOME TAXES

   The Company provides for income taxes under Statement of Financial Accounting Standard No. 109 (SFAS No. 109), "Accounting for Income Taxes." SFAS No. 109 requires the use of an asset and liability

                       ACTION PERFORMANCE COMPANIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   SEPTEMBER 30, 1995 AND 1996, AND MARCH 31, 1997 (Unaudited) - (Continued)

approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse. The principal differences arise as a result of the use of accelerated depreciation methods for federal income tax reporting purposes, certain reserves expensed currently for financial reporting purposes, and compensation not yet deductible for tax purposes.

   SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of this deferred tax asset depends on the Company's ability to generate sufficient taxable income in the future. A valuation allowance has not been recorded as of September 30, 1996.

   Net  operating   loss   carryovers   for  federal   income  tax  purposes  of
approximately $856,000 at September 30, 1994, were fully utilized in the year ended September 30, 1995.

   The provision for income taxes consists of the following for the years ended September 30:

                                                         1994        1995         1996
                                                         ----        ----         ----

Current, net of operating loss carryover:
   Federal .......................................... $     --   $ 1,050,311  $ 3,258,060
   State ............................................    31,707      274,631      753,359
                                                      ---------  -----------  -----------
                                                      $  31,707  $ 1,324,942  $ 4,011,419
Deferred income taxes ...............................       --        13,206      (94,223)
Utilization of net operating loss carryforward ......   212,468      339,985          --
Change in valuation allowance .......................  (468,212)    (293,633)         --
                                                      ---------  -----------  -----------
Provision for (benefit from) income taxes ........... $(224,037) $ 1,384,500  $ 3,917,196
                                                      =========  ===========  ===========

   Reconciliation of the federal income tax rate to the Company's effective rate for the years ended September 30 is as follows:

                                                       1994      1995     1996
                                                      -----      ----     ----

Statutory federal rate ............................   34.00%    34.00%   34.00%
State taxes, net of federal benefit ...............    7.00%     5.53%    5.03%
Non-deductible expense ............................    2.26%     0.86%    0.66%
Benefit of net operating loss .....................  (35.50%)     --       --
Benefit due to reduction in valuation allowance on
 remaining net operating loss carryforwards  ......  (62.60%)     --       --
Change in valuation reserve .......................      --     (7.06%)    --
                                                     --------   -----    -----
                                                     (54.84%)   33.33%   39.69%
                                                     =======    =====    =====

   The components of deferred taxes are as follows at September 30, 1995 and 1996:

                                      1995         1996
                                      ----         ----

Deferred tax liabilities:
  Accelerated tax depreciation ..... $(174,952)   $ (215,909)
Deferred tax assets:
  Inventory cost capitalization .... $ 136,294    $  155,965

  Vacation accrual .................    26,288        13,048
  Valuation reserves ...............   145,151       196,637
  Deferred compensation ............   777,345       881,878
                                     ---------    ----------
     Net deferred tax asset ........ $ 910,126    $1,031,619
                                     =========    ==========

                       ACTION PERFORMANCE COMPANIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   SEPTEMBER 30, 1995 AND 1996, AND MARCH 31, 1997 (Unaudited) - (Continued)

(11) COMMITMENTS AND CONTINGENCIES

   On May 17, 1993, the State of Arizona (the "State") instituted a lawsuit against the Company and 29 other defendants in the United States District Court for the District of Arizona. The State seeks recovery of certain clean up costs under federal and state environmental laws. Specifically, the State seeks recovery of expenses that it has incurred to date for an environmental investigation and clean-up of property formerly used as a site for recycling hazardous wastes. The State alleges that the property has been contaminated with hazardous substances. In addition, the State seeks a declaratory judgment that the Company and the other defendants are jointly and severally liable for all future costs incurred by the State for investigative and remedial activities, and seeks a mandatory permanent injunction requiring the Company to undertake appropriate assessment and remedial action at the property. The State has not specified the amounts it seeks to collect from the Company. The State alleges that F.W. Leisure Industries, Inc. and/or F.W. & Associates, Inc. were predecessors of the Company that produced and arranged for the transportation of hazardous substances to the property involved in the lawsuit. The Company is defending this lawsuit on various bases including that F.W. Leisure Industries, Inc. and/or F.W. & Associates, Inc. were not predecessors of the Company and that neither the Company nor any predecessor of the Company has ever produced or transported hazardous substances as alleged by the State. The State has settled a portion of its claims with respect to a large number of the other defendants to the lawsuit. The Company is not a party to that settlement. On February 1, 1995, a number of the defendants that agreed to the settlement with the State were granted leave to file, and subsequently did file, a cross-claim against the Company seeking indemnity from the Company based on the same predecessor liability theory asserted by the State. The parties have conducted discovery limited to the issue of any defendant's status as a responsible party and regarding the Company's status as a successor corporation. The parties have filed cross-motions for summary judgment, which may resolve part or all of the Company's involvement in the lawsuit. The court had scheduled oral arguments on these motions for September 30, 1996. That hearing date has been vacated and will be rescheduled at a later date. Should the Company's defense prove unsuccessful, the Company estimates the potential range of loss to be between $400,000 and $800,000. No provision with respect to this matter has been made in the financial statements.

   A lawsuit, purportedly on behalf of Action Products, Inc. ("API"), a dissolved Arizona corporation, has been instituted against the Company, the Company's Chief Executive Officer, and others in the United States District Court for the District of Arizona. The complaint alleges that the Company, the Company's Chief Executive Officer, and others breached contractual and other duties to API and appropriated certain business opportunities of API. The complaint requests damages, including punitive and treble damages, in an unspecified amount. The complaint was effectively amended subsequent to filing. In June 1996, the court granted the Company's motion to dismiss with respect to securities law claims, but denied the Company's motion to dismiss with respect to certain federal RICO claims. The Company is vigorously defending the lawsuit and all parties currently are conducting discovery. In the event that a decision adverse to the Company is rendered, and in the event that the Company has no insurance coverage with respect to these claims, the resolution of such matter could have a material adverse effect on the Company. See Note 14.

   The Company leases certain equipment and office space under noncancellable operating leases. Rent expense related to these lease agreements totaled approximately $381,000, $352,000 and $437,000 for the fiscal years ended September 30, 1994, 1995 and 1996, respectively.

                       ACTION PERFORMANCE COMPANIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   SEPTEMBER 30, 1995 AND 1996, AND MARCH 31, 1997 (Unaudited) - (Continued)

   Future lease payments under the noncancellable leases are approximately as follows:


       YEAR ENDING
     SEPTEMBER 30,
     ---------------
          1997  ...................................     412,000
          1998  ...................................     386,000
          1999  ...................................     320,000
          2000  ...................................     309,000
          2001  ...................................     206,000
          Thereafter ..............................     486,000
                                                     -----------
            Total  ................................  $2,119,000
                                                     ===========

   The Company is subject to certain other asserted and unasserted claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

(12) SUBSEQUENT EVENTS

BUSINESS COMBINATIONS

   In November 1996, the Company purchased substantially all of the assets and assumed certain liabilities of Sports Image, Inc. ("Sports Image") for approximately $30,000,000, consisting of a $24,000,000 promissory note due January 2, 1997 and 403,361 shares of the Company's Common Stock valued at $14.875 per share. Sports Image sells and distributes a variety of licensed motorsports products through wholesale distributor networks, corporate sponsors, and trackside events. Terms of this acquisition were determined by arms-length negotiations between representatives of Sports Image and representatives of the Company. In fiscal 1996, the Company derived 16% of its net sales from Sports Image, a distributor of the Company's die-cast collectible products. Sports Image had sales of approximately $41,800,000 of apparel, die-cast replicas, souvenirs, and other motorsports consumer products during the period from January 1, 1996 to November 7, 1996 (which includes sales of die-cast collectibles purchased from the Company at an aggregate cost of approximately $5,800,000). This transaction will be accounted for as a purchase.

DALE EARNHARDT LICENSE AGREEMENT

   In connection with the acquisition of Sports Image, the Company entered into a license agreement with Dale Earnhardt (the "Earnhardt License") pursuant to which the Company has the right to market licensed motorsports products utilizing the likeness of Dale Earnhardt. Pursuant to the Earnhardt License, Mr. Earnhardt also granted the Company the right of first refusal to make, have made, use, sell, or otherwise distribute any new licensable products that Mr. Earnhardt becomes aware of and approves for marketing. The term of the Earnhardt License is 15 years and from year to year thereafter unless terminated by either party.

(13) ADDITIONAL SUBSEQUENT EVENTS

BUSINESS COMBINATIONS

   In December 1996, the Company reached an agreement in principle to acquire substantially all of the assets and certain liabilities of Motorsport Traditions Limited Partnership ("MTL") and all of the capital stock of Creative Marketing & Promotions, Inc. ("CMP" and, together with MTL, "Motorsport Traditions"), for an aggregate of approximately $13,000,000 consisting of cash, a promissory note, and shares of the Company's Common Stock. The acquisition is subject to the completion of due diligence and preparation and execution of definitive agreements. MTL and CMP sell and distribute licensed motorsports products through a network of wholesale distributors, and trackside events. MTL and CMP together generated approximately $25,000,000 in annual revenues from their design, manufacturing, and sales and distribution activities. This transaction will be accounted for as a purchase. See Note 14, "Business Combinations".

                       ACTION PERFORMANCE COMPANIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   SEPTEMBER 30, 1995 AND 1996, AND MARCH 31, 1997 (Unaudited) - (Continued)

FINANCING ARRANGEMENTS

   The Company has received a letter of commitment from an insurance company for $20,000,000 in debt financing in the form of senior unsecured notes. The senior notes will bear interest at the rate of 8.05% per annum, provide for semi-annual payments of accrued interest, and call for the payment of principal on January 2, 1999. The Company anticipates that the closing of the senior notes will be January 2, 1997. The Company intends to utilize the proceeds from the senior notes to repay a portion of the promissory note issued in connection with the acquisition of Sports Image. The Company also has received a letter of commitment from a bank for a $10,000,000 unsecured revolving line of credit. The line of credit, which will mature on March 31, 1998, will bear an interest rate equal to the LIBOR rate plus 1.90%. The Company anticipates that the closing of the line of credit will be January 2, 1997. The Company intends to utilize approximately $4,000,000 of the line of credit to complete the Sports Image acquisition and an additional $4,000,000 to close the Motorsport Traditions acquisition. See Note 14, "Financing Arrangements".

HASBRO LICENSE AGREEMENT

   In December 1996, the Company and Hasbro, Inc. ("Hasbro") entered into a license agreement (the "Hasbro License"). The Hasbro License covers the exclusive sale by Hasbro in the mass-merchandise market of motorsports-related products for which the Company has or will secure exclusive or non- exclusive licenses from racing drivers, car owners, manufacturers, or sponsors. Under the Hasbro License, the Company will be responsible for acquiring and maintaining the license rights with the licensors, and Hasbro will be responsible for all costs and other arrangements relating to tooling, manufacturing, transportation, marketing, distribution, and sales of licensed products. The licensed products will consist of (i) die-cast replicas of motorsports vehicles and the 1:18th-scale plastic toy car developed by the Company, and (ii) all other products that Hasbro may market as licensed motorsports products, including radio controlled cars, slot car sets, games (including electronic and CD-ROM interactive games), plush toys, figurines, play sets, walkie talkies, and other products. Hasbro will pay the Company guaranteed minimum annual royalty payments of (i) $500,000 for calendar year 1997, and (ii) for each calendar year thereafter, the greater of (a) $500,000 or (b) 50 percent of the actual royalties earned in the prior year, up to a maximum of $1.0 million. Hasbro also will be responsible for and will pay or reimburse the Company for all license fees and royalties, including advances and guarantees, paid to licensors for licensed products, up to a maximum of $3.2 million in 1997 and $4.5 million in each of 1998 and 1999. The Hasbro License provides for a term ending on December 31, 2001. Hasbro may extend the Hasbro License for an additional three-year term, provided that total wholesale revenue of licensed products exceeds a specified amount during the initial term.

(14) EVENTS SUBSEQUENT TO DATE OF AUDITORS' REPORT (UNAUDITED)

BUSINESS COMBINATIONS

   On January 8, 1997, the Company acquired substantially all of the assets and assumed certain liabilities of MTL and acquired all of the capital stock of CMP. The purchase price paid by the Company consisted of (i) cash in the amount of $5,400,000; (ii) a promissory note in the principal amount of $1,600,000 issued by a wholly owned subsidiary of the Company; and (iii) an aggregate of 342,857 shares of the Company's Common Stock. The promissory note bears interest at 4% per annum, matures on December 31, 1998, and has been guaranteed by the Company. This transaction will be accounted for as a purchase.

UNAUDITED PRO FORMA INCOME STATEMENT DATA

   The following table sets forth the unaudited pro forma income statement data of the Company for the six-month periods ended March 31, 1996 and 1997, giving effect to the acquisitions of Sports Image and Motorsport Traditions as if they had occurred on October 1, 1995, using the purchase method of

                       ACTION PERFORMANCE COMPANIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   SEPTEMBER 30, 1995 AND 1996, AND MARCH 31, 1997 (Unaudited) - (Continued)

accounting for business combinations. The unaudited pro forma income statement data presented herein does not purport to represent what the Company's actual results of operations would have been had the acquisitions of Sports Image and Motorsport Traditions occurred on that date or to project the Company's results of operations for any future period.

                                  SIX MONTHS ENDED   SIX MONTHS ENDED
                                    MARCH 31, 1996     MARCH 31, 1997
                                  ----------------   ----------------
                                     (UNAUDITED)        (UNAUDITED)
      Net Sales ..................  $51,477,000        $54,948,000
      Operating Income ...........    6,162,000          7,469,000
      Net Income .................    2,779,000          3,651,000
      Net Income Per Common Share   $      0.20        $      0.26

FINANCING ARRANGEMENTS

   On January 2, 1997, the Company entered into a $16,000,000 credit facility (the "Credit Facility") with First Union National Bank of North Carolina. The Credit Facility consists of a revolving line of credit for up to $10,000,000 through September 30, 1997, and up to $6,000,000 from September 30, 1997 to March 31, 1998 (the "Line of Credit") and a $6,000,000 letter of credit/bankers' acceptances facility (the "Letter of Credit/BA Facility"). The Line of Credit bears interest, at the Company's option, at a rate equal to either (i) the greater of (a) the bank's publicly announced prime rate or (b) a weighted average Federal Funds rate plus 0.5%, or (ii) LIBOR plus 1.9%. The Line of Credit is guaranteed by Sports Image and Motorsport Traditions. The Company utilized $4,000,000 of the Line of Credit to provide part of the cash portion of the purchase price for Motorsport Traditions and an additional $4,000,000 of the Line of Credit to repay a portion of the $24,000,000 promissory note issued in connection with the acquisition of Sports Image. The Letter of Credit/BA facility is available for issuances of letters of credit and eligible bankers' acceptances in an aggregate amount up to $6,000,000 to enable the Company to finance purchases of products from its overseas vendors. The Credit Facility will mature on March 31, 1998. The Credit Facility contains certain provisions that, among other things, will require the Company to comply with certain financial ratios and net worth requirements and will limit the ability of the Company and its subsidiaries to incur additional indebtedness or to sell assets or engage in certain mergers or consolidations.

   On January 2, 1997, the Company issued an aggregate of $20,000,000 principal amount of senior notes (the "Senior Notes") to three insurance companies. The Senior Notes bear interest at the rate of 8.05% per annum, provide for semi-annual payments of accrued interest, and will mature on January 2, 1999. The Company may not prepay the Senior Notes prior to maturity, but will be required to offer to redeem the Senior Notes in the event of a "Change of Control" of the Company, as defined in the Senior Notes. The Senior Notes contain certain provisions that, among other things, will require the Company to comply with certain financial ratios and net worth requirements and will limit the ability of the Company and its subsidiaries to incur additional indebtedness or to sell assets or engage in certain mergers or consolidations. The Senior Notes are guaranteed by Sports Image and Motorsport Traditions. The Company utilized the proceeds from the Senior Notes to repay the remainder of the promissory note issued in connection with the acquisition of Sports Image.

COMMITMENTS AND CONTINGENCIES

   In June 1997, the Company reached an agreement to settle the lawsuit brought on behalf of API against the Company, the Company's Chief Executive Officer, and others. The proposed settlement provides for a $4.9 million payment by the Company to the plaintiff and the execution of mutual releases. The settlement is subject to approval by the Company's Board of Directors, the execution of final documentation, and court approval.

   The Company is subject to certain asserted and unasserted claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company's financial position or result of operations. See "Business -- Litigation and Environmental Matters" as set forth elsewhere in this Prospectus.

[ inside back cover ]

Photographs of various licensed motorsports apparel and souvenir products offered by the Company, with a photograph of a mobile trackside store in the background.

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
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No  dealer,  representative,  or any other  person has been  authorized  to give information or to make any representations in connection with this offering not contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, the Selling Shareholders or by the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of Common Stock to which it relates, or an offer to, or solicitation of, any person in any jurisdiction where such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall,under any circumstances, create any implication that there has been no change in the affairs of the Company or that information contained herein is correct as of any time subsequent to the date hereof.

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                              TABLE OF CONTENTS
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                                                             PAGE
                                                             ----
            Prospectus Summary .............................   3
            Risk Factors ...................................   6
            Use of Proceeds ................................  13
            Dividend Policy ................................  13
            Capitalization .................................  14
            Price Range of Common Stock ....................  14
            Selected Consolidated Financial Data ...........  15
            Unaudited Pro Forma Combined
             Financial Information .........................  16
            Management's Discussion and Analysis of
             Financial Condition and Results of
             Operations ....................................  18
            Business .......................................  25
            Management .....................................  36
            Certain Transactions ...........................  42
            Principal and Selling Shareholders .............  44
            Description of Securities ......................  45
            Underwriting ...................................  49
            Legal Opinions .................................  50
            Experts ........................................  50
            Available Information ..........................  50
            Additional Information .........................  50
            Incorporation of Certain Information
             by Reference ..................................  51
            Index to Consolidated Financial Statements  .... F-1


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                               2,100,000 SHARES

                                 [ACTION LOGO]

                                 COMMON STOCK
                                 -------------
                                  PROSPECTUS
                                -------------

                            MONTGOMERY SECURITIES
                                 ADVEST, INC.
                           INTERSTATE/JOHNSON LANE
                                  CORPORATION

                                June 19, 1997

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